Kawasaki

KAWASAKI HEAVY INDUSTRIES, LTD.
Tokyo Head Office : World Trade Center Bldg 4-1, Hamamatsu-cho, 2-chome, Minatoku, Tokyo 105-6116, Japan
Phone : +81-3-3435- Fax : +81-3-3435-


05006161


RECD S.E.C.
FEB 2 5 2005
1086

February 22, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between October 1, 2004 and December 31, 2004, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Yasushi Tokizane, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2998, facsimile +81-3-5402-7391, e-mail address: tokizane_y@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By Y. Kishi

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

dlw 3/7

ANNEX A

LIST OF DOCUMENTS PUBLISHED BETWEEN Oct.25, 2004 AND Dec.31, 2004

A. ENGLISH LANGUAGE DOCUMENTS

1. Semiannual Report for the six months ended September 30, 2004.
   (Exhibit 1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statements of interim Financial Results and Forecast dated November 2, 2004.
   (Press release)
   (Exhibit 2, Summary English translation attached)
2. Semiannual Securities Report dated November 25, 2004 which was filed with the Ministry of Finance.
   (Exhibit 3, Summary English translation attached)
3. Semiannual Business Report to the shareholders for six months ended September 30, 2004.
   (Exhibit 4, Summary English translation attached)

EXHIBIT 2

Kawasaki Report

川崎重工業株式会社 www.khi.co.jp
広報室（東京）Tel. (03) 3435-2130
（神戸）Tel. (078) 371-9531

NO. 2004068 2004 年 11 月 2 日

平成１７年３月期　中間決算短信（連結）

川崎重工は、平成 17 年 3 月期中間決算（平成 16 年 4 月 1 日～平成 16 年 9 月 30 日）について、つぎのとおりお知らせいたします。

■平成 17 年 3 月期中間決算概要

連結決算

（単位：億円）

	当中間期（16 年 9 月期）	前中間期（15 年 9 月期）	増　減
受　注　高	5,030	5,212	△ 181
売　上　高	5,377	5,232	144
営 業 利 益	69	16	53
経 常 利 益	70	△ 9	80
税引前中間純利益	69	△ 9	78
中間純利益	33	△ 33	67
１株当たり中間純利益	2.33 円	△ 2.35 円	4.68 円
総　資　産	11,140	11,602	△ 462
株 主 資 本	1,941	1,808	132
営業活動によるｷｬｯｼｭﾌﾛｰ	198	110	88
投資活動によるｷｬｯｼｭﾌﾛｰ	△ 113	△ 143	30
フリーキャッシュフロー	85	△ 33	118
財務活動によるｷｬｯｼｭﾌﾛｰ	△ 148	△ 45	△ 102

単独決算

（単位：億円）

	当中間期（16 年 9 月期）	前中間期（15 年 9 月期）	増　減
受　注　高	2,950	3,017	△ 67
売　上　高	3,578	2,973	604
営 業 利 益	△ 24	△ 57	32
経 常 利 益	△ 24	△ 68	43
税引前中間純利益	△ 24	△ 57	32
中間純利益	△ 16	△ 34	18
１株当たり中間純利益	△ 1.11 円	△ 2.38 円	1.27 円
１株当たり中間配当金	0.0 円	0.0 円	0.0 円
総　資　産	8,333	8,266	66
株 主 資 本	1,627	1,583	43

KAWASAKI HEAVY INDUSTRIES, LTD.

EXHIBIT 1

Semiannual Report 2004

For the six months ended September 30, 2004

CONSOLIDATED FINANCIAL HIGHLIGHTS

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
For the period:			
Net sales	**¥ 537,715**	¥ 523,270	**$ 4,842,098**
Operating income	**6,945**	1,616	**62,539**
Net income (loss)	**3,365**	(3,396)	**30,302**
Research and development expenses	**5,300**	6,100	**47,726**
Depreciation and amortization	**15,130**	15,796	**136,245**
Net cash provided by operating activities	**19,816**	11,000	**178,442**
Per share (in yen and U.S. dollars):			
Net income (loss)	**¥ 2.30**	¥ (2.40)	**$ 0.02**
Cash dividends	**—**	—	**—**
At end of the period:			
Total assets	**¥1,114,029**	¥1,160,291	**$10,031,778**
Total shareholders' equity	**194,127**	180,880	**1,748,104**
Orders received and outstanding:			
Orders received during the period	**503,090**	521,255	**4,530,302**
Order backlog at end of the period	**1,173,053**	1,154,122	**10,563,287**
Number of employees	**29,126**	29,651	

Notes: 1. This semiannual report has been prepared in conformity with generally accepted accounting principles and practices in Japan.
2. All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥111.05 to $1.00, the approximate rate of exchange at September 30, 2004.


Net Sales
(Billions of yen)
Apr. 2004–Mar. 2005
537.7
Apr. 2003–Mar. 2004
523.3
637.0
Apr. 2002–Mar. 2003
539.7
699.9
Apr. 2001–Mar. 2002
492.1
652.4
Apr. 2000–Mar. 2001
454.3
606.2
0
200
400
600
800
1,000
1,200
1,400
First half
Second half


Net Income (Loss)
(Billions of yen)
Apr. 2004–Mar. 2005
3.4
Apr. 2003–Mar. 2004
(3.4)
9.7
Apr. 2002–Mar. 2003
(3.5)
16.5
Apr. 2001–Mar. 2002
(2.3)
8.6
Apr. 2000–Mar. 2001
(12.4)
2.1
-15
-10
-5
0
5
10
15
20
First half
Second half

Steadily Implementing Business Reforms and Creating a High-Margin Earnings Structure

The Japanese economy continued on a recovery trend during the interim period under review as a result of firm consumer spending, expansion in exports, and growth in private-sector capital investment supported by improvement in corporate profitability. For Kawasaki Heavy Industries, Ltd. (KHI), however, the operating environment was generally made difficult mainly by cutbacks in government public works investment and higher prices of steel and other raw materials.

In this operating environment, the KHI Group reported total orders received of ¥503.1 billion, a fall of ¥18.2 billion, or 3.5% from the interim period of the previous fiscal year. This was chiefly due to a decline in orders secured by the Rolling Stock, Construction Machinery & Crushing Plant segment, which had experienced a surge of overseas orders in the previous interim period. Net sales for the interim period rose ¥14.4 billion, or 2.8%, to ¥537.7 billion, supported by increases in sales of the Rolling Stock, Construction Machinery & Crushing Plant, Plant & Infrastructure Engineering, and other segments, which more than offset declines, mainly in the Shipbuilding and Consumer Products & Machinery segments.

Profitability improved, with operating income rising a sharp ¥5.3 billion, or 329.8%, to ¥6.9 billion, as a result of recovery in the Consumer Products & Machinery and other segments. Net income also rebounded, to ¥3.4 billion for the interim period, versus a net loss of ¥3.4 billion for the interim period of the previous fiscal year.

KHI's basic policy regarding the allocation of earnings is to pay stable dividends to shareholders. However, in consideration of the importance of expanding retained earnings, we regret that we have decided to suspend the payment of cash dividends for the interim period under review.

The KHI Group defines its corporate mission as drawing fully on its broad base of advanced technologies to create new value through products that work modern-day wonders on land, at sea, and in the air, while endeavoring to contribute to the development of societies around the world. To fulfill this mission, KHI strives to increase customer satisfaction by providing products and services that are differentiated from those of competitors through technology and brand equity. By pursuing these activities, we of the KHI Group work to increase our enterprise value and respond to the expectations of shareholders, customers, employees, and the communities we serve.

In implementing these basic policies, we have set a specific target of attaining a 9% or higher before-tax return on invested capital (ROIC) under our medium-term business plan. To reach this target of creating a high-margin earnings structure, we are carrying out structural reforms in keeping with our policy of "Quality followed by Quantity" and are exercising selectivity and concentration in the allocation of our resources while working to improve our business model.

Under our policy of selectivity and concentration, we have positioned Consumer Products & Machinery and Aerospace as core businesses and classified Rolling Stock and Gas Turbines & Machinery as developing businesses for further investment. We are allocating our resources to these businesses on a priority basis to strengthen our earnings structure.

On the other hand, we have positioned Shipbuilding and Plant & Infrastructure Engineering as segments targeted for structural reform. These reforms have been wide-ranging and included the establishment of Kawasaki Shipbuilding Corporation as a wholly owned subsidiary and consolidating our four plants for the fabrication of steel structures into a single facility. Nevertheless, the operating environment, especially for our industrial plant business in the Plant & Infrastructure Engineering segment, remains challenging because of the cutbacks in government public works investment and price competition. These circumstances have made it difficult for the business to return to profitability. We therefore plan to implement major structural reforms by setting up our industrial plant division as a wholly owned subsidiary in April 2005. Operating as a subsidiary, this business is expected to strengthen its performance and create a stable operating base by managing its activities more flexibly and efficiently and focusing on products and areas where it has a competitive advantage.

Along with these activities, all of KHI's operating divisions are continuing to improve their earnings power by taking the initiatives needed to lower their break-even points through continued cost-cutting and other measures. In addition, we are focusing on substantially improving our non-price related competitiveness by offering high-value-added products and services backed by our sophisticated technology and brand reliability. We are also taking steps to minimize the impact of foreign exchange rate fluctuations through the flexible use of hedging schemes and, from a cost perspective, significantly diversifying currencies.

Within today's fast-changing business environment, KHI is steadily implementing structural reforms in line with its medium-term plan to create a stronger, higher-margin earnings base. As we proceed with these initiatives to make KHI a stronger and more profitable enterprise, we look forward to the continuing support and advice of our shareholders.

December 2004



Masamoto Tazaki
President and CEO

Shipbuilding

During the interim period under review, this segment received orders amounting to ¥73.0 billion, ¥26.4 billion, or 56.5%, higher than for the interim period of the previous year. In total, orders were won for six new vessels: two LNG carriers, one LPG carrier, one bulk carrier, and two VLCCs (Very Large Crude Carriers).

Segment sales declined ¥7.2 billion, or 14.0%, to ¥44.5 billion, due mainly to decreased sales of newbuildings.

Operating income totaled ¥2.9 billion, ¥1.0 billion, or 25.2%, lower than for the interim period of the previous year, owing mainly to the decline in sales and adverse impact of foreign exchange rate movements.

Four vessels were delivered during the interim period: one LNG carrier, one LPG carrier, and two bulk carriers.

Rolling Stock, Construction Machinery & Crushing Plant

Although this segment succeeded in winning orders for *Shinkansen* train cars from the JR companies, subway cars to be delivered to Sapporo City, and other products, new orders dropped ¥65.7 billion, or 63.9%, to ¥37.1 billion, reflecting the receipt of large-scale overseas orders during the interim period of the previous year.

Segment sales rose ¥9.7 billion, or 16.8%, to ¥67.6 billion. This increase was due to the commencement of train car deliveries and the expansion of railway construction work, both for the Taiwan high-speed train project, and firm sales of the segment's construction machinery and crushing plant divisions.

Operating income rose ¥1.7 billion, or 116.8%, to ¥3.2 billion, boosted by the increase in sales.

Aerospace

Orders received were up ¥3.0 billion, or 9.5%, to ¥34.2 billion. Although orders from the Japan Defense Agency (JDA) for spare parts for aircraft declined slightly, orders from customers in the commercial aircraft sector advanced, led mainly by orders from The Boeing Company that were principally for component parts for its 767 and 777 passenger aircraft.

Segment sales rose ¥3.6 billion, or 5.2%, to ¥73.5 billion.

Operating income was down ¥1.0 billion, or 48.4%, to ¥1.1 billion, reflecting a decline in sales of higher-margin items and the effect of unfavorable foreign currency fluctuations.

Gas Turbines & Machinery

Orders won were up ¥31.2 billion, or 58.4%, to ¥84.5 billion, owing to higher demand for component parts manufactured by the gas turbine division for the V2500, Trent, and other jet engines for commercial aircraft. Other contributing factors were new orders for turbines/boilers for vessels secured by the machinery division of this segment.

Segment sales were up ¥2.4 billion, or 3.6%, to ¥68.2 billion, as a result of gains in revenues from aerodynamic equipment manufactured by the machinery division and other items.

This segment reported an operating loss of ¥0.4 billion, reflecting a decline of ¥1.1 billion in operating income. This was primarily due to increased development expenses for commercial aircraft engines.

Plant & Infrastructure Engineering

Orders received amounted to ¥57.4 billion, approximately the same as for the interim period of the previous fiscal year. Although new orders for the industrial plant division were down because of a surge in large projects in the previous year, new orders were obtained by the environmental plant division for municipal refuse incineration plants, while new orders for the steel structures division held firm.

Segment sales expanded ¥16.9 billion, or 33.5%, to ¥67.5 billion. Principal components of segment sales included a fertilizer and urea plant to Iran by the industrial plant division, municipal refuse incineration plants by the environmental plant division, and LPG tanks by the steel structures division.

The segment reported an operating loss of ¥7.1 billion, an increase of ¥2.1 billion, or 42.8%, from the same period of the previous fiscal year. Factors accounting for this included major cost overruns as a result of delays in construction work and additional construction work.

Consumer Products & Machinery

Sales of motorcycles in the U.S. and European markets as well as sales of industrial robots were robust, but segment sales were down ¥9.2 billion, or 5.5%, to ¥156.5 billion, because of a change in the accounting period of subsidiaries to match that of the parent company.

Operating income amounted to ¥4.8 billion, an improvement from the operating loss of ¥2.6 billion reported for the interim period a year earlier. Factors contributing to better profitability included lower promotional expenses.

Other

Orders received by this segment decreased 6.2%, or ¥4.0 billion, to ¥60.3 billion. Sales declined ¥1.8 billion, or 3.0%, to ¥60.1 billion, principally due to the fact that Kawasaki Safety Services Industries, Ltd. (KSSI), was excluded from among consolidated subsidiaries as a result of the sale by KHI of a portion of its interest in KSSI. Operating income rose ¥1.3 billion, or 105.5%, to ¥2.6 billion, owing to strong shipments by the hydraulic equipment division to customers in China.

Review by Geographic Segment

Sales in Japan for the interim period under review rose ¥34.9 billion, or 9.5% in comparison with the interim period of the previous year, to ¥401.3 billion, primarily because of an increase in sales recorded by the parent company. Operating income was ¥3.6 billion, compared with an operating loss of ¥0.5 billion in the previous interim period.

In North America, sales were down ¥20.9 billion, or 20.5%, to ¥81.0 billion. This was because of a decline in rolling stock deliveries that followed a relatively high volume of deliveries in the interim period of the previous year and a change in accounting policy for KHI's regional sales subsidiaries in the consumer products business to align those companies' accounting periods with that of the parent company. A decrease in sales in the rolling stock business adversely affected the segment's results; however, this was partly offset by a decline in sales promotion expenses in the consumer products business. As a result, the segment's operating loss increased ¥0.2 billion, or 21.0%, to ¥1.1 billion.

Sales in Europe declined ¥3.3 billion, or 7.5%, to ¥40.8 billion, owing to the effect of a change in accounting policy for KHI's regional sales subsidiary in the consumer products business that aligned that company's accounting period with that of the parent company. Operating income amounted to ¥0.9 billion, up from the interim period of the previous year.

In Asia, sales rose ¥3.6 billion, or 43.0%, to ¥12.0 billion, mainly because of higher motorcycle business revenues. Also, compared with an operating loss of ¥0.3 billion in the interim period of the previous fiscal year, KHI recorded operating income in Asia of ¥1.0 billion.

In other areas, sales increased ¥0.1 billion, or 5.0%, to ¥2.6 billion. In comparison with operating income of ¥0.1 billion for the interim period of the previous year, the operating loss for the interim period under review was ¥0.1 billion.

Financial Position

As a result of the efficient management of assets, total assets at the end of the interim period amounted to ¥1,114.0 billion, ¥46.3 billion lower than at the end of the interim period of the previous year, and interest-bearing debt was down ¥43.0 billion.

Among cash flows, net cash provided by operating activities during the interim period under review amounted to ¥19.8 billion, compared with ¥11.0 billion for the same period of the previous year. Net cash used in investing activities was ¥11.3 billion, compared with ¥14.3 billion in the same period of the previous year. Acquisitions of property, plant and equipment accounted for the largest portion of these cash outlays. Free cash flow was ¥8.5 billion. Net cash used in financing activities during the interim period amounted to ¥14.8 billion, compared with ¥4.6 billion in the same period of the previous year, as the Company made two bond issues in June and September but repaid borrowings and redeemed outstanding bonds. As a result of these factors, cash and cash equivalents at the end of the interim period were ¥36.1 billion, ¥6.2 billion lower than at the end of the previous fiscal year on March 31, 2004.

CONDENSED CONSOLIDATED BALANCE SHEETS

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of September 30 and March 31, 2004 and September 30, 2003

	Millions of yen			Thousands of U.S. dollars
	September 30, 2004 *(unaudited)*	*March 31, 2004*	*September 30, 2003* *(unaudited)*	**September 30, 2004** *(unaudited)*
Assets:				
Current assets:				
Cash on hand and in banks	**¥ 36,520**	¥ 43,064	¥ 54,111	**$ 328,861**
Receivables, less allowance	**313,005**	376,807	313,103	**2,818,595**
Inventories	**358,127**	335,064	392,741	**3,224,917**
Other current assets	**47,824**	44,545	46,907	**430,653**
Total current assets	**755,476**	799,480	806,862	**6,803,026**
Investments and long-term loans, less allowance	**82,777**	77,839	72,783	**745,403**
Net property, plant and equipment	**246,763**	248,922	261,884	**2,222,089**
Intangible and other assets	**29,013**	30,663	18,762	**261,260**
Total assets	**¥1,114,029**	¥1,156,904	¥1,160,291	**$10,031,778**
Liabilities and shareholders' equity:				
Current liabilities:				
Short-term borrowings and current portion of long-term debt	**¥ 167,793**	¥ 188,652	¥ 229,708	**$ 1,510,968**
Payables	**269,656**	286,117	241,502	**2,428,240**
Advances from customers	**103,097**	110,900	140,441	**928,384**
Other current liabilities	**73,011**	91,870	79,680	**657,460**
Total current liabilities	**613,557**	677,539	691,331	**5,525,052**
Long-term liabilities:				
Long-term debt, less current portion	**224,095**	210,819	205,178	**2,017,965**
Others	**78,319**	74,516	79,155	**705,259**
Total long-term liabilities	**302,414**	285,335	284,333	**2,723,224**
Minority interests	**3,931**	3,855	3,747	**35,398**
Shareholders' equity:				
Common stock	**81,427**	81,427	81,427	**733,246**
Capital surplus	**31,389**	31,388	31,388	**282,656**
Retained earnings	**80,591**	80,469	70,742	**725,718**
Net unrealized gains on securities	**16,565**	13,266	9,326	**149,167**
Foreign currency translation adjustments	**(15,747)**	(16,283)	(11,918)	**(141,801)**
Treasury stock	**(98)**	(92)	(85)	**(882)**
Total shareholders' equity	**194,127**	190,175	180,880	**1,748,104**
Total liabilities and shareholders' equity	**¥1,114,029**	¥1,156,904	¥1,160,291	**$10,031,778**

Condensed Consolidated Statements of Operations and Retained Earnings

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2004 and 2003 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Net sales	**¥537,715**	¥523,270	**$4,842,098**
Cost of sales	**467,661**	452,815	**4,211,265**
Gross profit	**70,054**	70,455	**630,833**
Selling, general and administrative expenses	**63,109**	68,839	**568,294**
Operating income	**6,945**	1,616	**62,539**
Other income (expenses):			
Interest and dividend income	**1,790**	1,106	**16,119**
Equity in income of unconsolidated subsidiaries and affiliates	**452**	326	**4,070**
Interest expense	**(3,138)**	(3,941)	**(28,258)**
Other, net	**894**	(55)	**8,051**
Income (loss) before income taxes and minority interests	**6,943**	(948)	**62,521**
Income taxes	**(3,391)**	(2,511)	**(30,536)**
Minority interests in net income of consolidated subsidiaries	**(187)**	63	**(1,683)**
Net income (loss)	**¥ 3,365**	¥ (3,396)	**$ 30,302**
Retained earnings:			
Balance at beginning of the period	**¥ 80,469**	¥ 77,069	**$ 724,620**
Net income (loss) for the period	**3,365**	(3,396)	**30,302**
Cash dividends	**(2,885)**	(2,781)	**(25,979)**
Bonuses to directors and statutory auditors	**(39)**	(71)	**(351)**
Reduction due to change of consolidation period of subsidiaries	**(222)**	—	**(1,999)**
Other	**(97)**	(79)	**(873)**
Balance at end of the period	**¥ 80,591**	¥ 70,742	**$ 725,718**

Condensed Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2004 and 2003 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	**¥ 6,943**	¥ (948)	**$ 62,521**
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**15,130**	15,796	**136,245**
Decrease in assets	**50,229**	31,470	**452,310**
Decrease in liabilities	**(38,645)**	(27,312)	**(347,996)**
Other	**(13,841)**	(8,006)	**(124,638)**
Net cash provided by operating activities	**19,816**	11,000	**178,442**
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	**(14,437)**	(17,146)	**(130,005)**
Acquisition of investments in securities	**(1,006)**	(406)	**(9,059)**
Other	**4,133**	3,237	**37,218**
Net cash used for investing activities	**(11,310)**	(14,315)	**(101,846)**
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	**(18,503)**	13,682	**(166,619)**
Proceeds from long-term debt	**49,563**	15,675	**446,313**
Repayment of long-term debt	**(42,920)**	(31,007)	**(386,493)**
Other	**(2,958)**	(2,937)	**(26,636)**
Net cash used for financing activities	**(14,818)**	(4,587)	**(133,435)**
Effect of exchange rate changes	**105**	366	**945**
Net decrease in cash and cash equivalents	**(6,207)**	(7,536)	**(55,894)**
Cash and cash equivalents at beginning of the period	**42,375**	59,837	**381,585**
Decrease in cash and cash equivalents by change of consolidation period of subsidiaries	**(39)**	—	**(351)**
Increase in cash and cash equivalents arising from newly consolidated subsidiaries	**—**	1,330	**—**
Decrease in cash and cash equivalents arising from exclusion of consolidated subsidiaries	**—**	(999)	**—**
Cash and cash equivalents at end of the period	**¥36,129**	¥52,632	**$325,340**

Changes in Accounting Policies

1. Previously, the Company applied the percentage of completion accounting method to projects requiring more than one year for completion and with a contract amount of ¥5,000 million or more. Beginning with the interim period under review, the Company has begun to apply this method to projects requiring more than one year for completion and with a contract amount of ¥3,000 million or more. The Company made this change because of the seasonality of its business performance, which is characterized by a higher percentage of completions in the second half of the fiscal year than in the first half. By expanding the scope of projects where the percentage of completion method is applied, the financial statements now present a significantly more accurate view of Company performance. As a result of this change in accounting policy, net sales for the interim period under review were ¥31,360 million higher and operating income was ¥3,394 million higher than they would have been without this change.

   As a result of this change, the segment information on pages 10 to 12 for the interim period under review has been altered as follows:

   (a) Information by industry segment: Compared with the previous method of reporting, sales of the Aerospace segment are ¥18,637 million higher and operating income is up ¥1,852 million. Sales of the Gas Turbines & Machinery segment are ¥3,764 million higher and the operating loss is ¥272 million lower. Sales of the Plant & Infrastructure Engineering segment are ¥8,959 million higher and the operating loss is ¥1,270 million smaller.

   (b) Information by geographic area: Compared with the previous method of reporting, sales in Japan are ¥31,360 million higher and operating income is up ¥3,394 million.

2. The closing dates for the interim accounting periods of 32 consolidated subsidiaries of the KHI Group differ from the closing date of the Company's financial statements (September 30). Previously, the Company used the interim financial statements of these companies to prepare its consolidated financial statements. Beginning with the interim period under review, the Company has prepared a provisional settlement of accounts for the five consolidated subsidiaries that close their interim accounting periods on June 30, including Kawasaki Motors Corporation Japan, Kawasaki Motors Corp., U.S.A., and Kawasaki Motors Europe N.V., and other two subsidiaries, and used these provisional accounts in preparing the Company's consolidated financial statements. Retained earnings were adjusted for profits (losses) for the three-month period. The Company made this change, along with the commencement of quarterly financial reporting, with the aim of presenting its earnings more accurately and thereby increasing the transparency of its disclosure. As a result, retained earnings at the beginning of the period were reduced by ¥222 million.

SEGMENT INFORMATION

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2004 and 2003 (unaudited)

(a) Information by industry segment

	Millions of yen				
	2004				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	**¥ 44,471**	**¥ 507**	**¥ 44,978**	**¥ 42,092**	**¥2,886**
Rolling Stock, Construction Machinery & Crushing Plant	**67,600**	**715**	**68,315**	**65,117**	**3,198**
Aerospace	**73,460**	**831**	**74,291**	**73,222**	**1,069**
Gas Turbines & Machinery	**68,170**	**8,803**	**76,973**	**77,345**	**(372)**
Plant & Infrastructure Engineering	**67,463**	**5,655**	**73,118**	**80,259**	**(7,141)**
Consumer Products & Machinery	**156,490**	**2,531**	**159,021**	**154,219**	**4,802**
Other	**60,061**	**19,730**	**79,791**	**77,232**	**2,559**
Total	**537,715**	**38,772**	**576,487**	**569,486**	**7,001**
Eliminations	**—**	**(38,772)**	**(38,772)**	**(38,716)**	**(56)**
Consolidated total	**¥537,715**	**¥ —**	**¥537,715**	**¥530,770**	**¥6,945**

	Millions of yen				
	2003				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 51,683	¥ 780	¥ 52,463	¥ 48,606	¥3,857
Rolling Stock, Construction Machinery & Crushing Plant	57,885	1,585	59,470	57,995	1,475
Aerospace	69,815	983	70,798	68,727	2,071
Gas Turbines & Machinery	65,799	5,269	71,068	70,333	735
Plant & Infrastructure Engineering	50,530	5,566	56,096	61,096	(5,000)
Consumer Products & Machinery	165,651	1,661	167,312	169,950	(2,638)
Other	61,907	19,605	81,512	80,267	1,245
Total	523,270	35,449	558,719	556,974	1,745
Eliminations	—	(35,449)	(35,449)	(35,320)	(129)
Consolidated total	¥523,270	¥ —	¥523,270	¥521,654	¥1,616

	Thousands of U.S. dollars				
	2004				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	**$ 440,459**	**$ 4,566**	**$ 405,025**	**$ 379,037**	**$25,988**
Rolling Stock, Construction Machinery & Crushing Plant	**608,735**	**6,438**	**615,173**	**586,375**	**28,798**
Aerospace	**661,504**	**7,483**	**668,987**	**659,361**	**9,626**
Gas Turbines & Machinery	**613,868**	**79,270**	**693,138**	**696,488**	**(3,350)**
Plant & Infrastructure Engineering	**607,501**	**50,923**	**658,424**	**722,728**	**(64,304)**
Consumer Products & Machinery	**1,409,185**	**22,792**	**1,431,977**	**1,388,735**	**43,242**
Other	**540,846**	**177,668**	**718,514**	**695,470**	**23,044**
Total	**4,842,098**	**349,140**	**5,191,238**	**5,128,194**	**63,044**
Eliminations	**—**	**(349,140)**	**(349,140)**	**(348,635)**	**(505)**
Consolidated total	**$4,842,098**	**$ —**	**$4,842,098**	**$4,779,559**	**$62,539**

(b) Information by geographic area

	Millions of yen				
	2004				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	**¥401,293**	**¥ 83,699**	**¥484,992**	**¥481,348**	**¥3,644**
North America	**81,000**	**7,556**	**88,556**	**89,620**	**(1,064)**
Europe	**40,822**	**2,032**	**42,854**	**41,965**	**889**
Asia	**11,993**	**7,729**	**19,722**	**18,707**	**1,015**
Other areas	**2,607**	**49**	**2,656**	**2,791**	**(135)**
Total	**537,715**	**101,065**	**638,780**	**634,431**	**4,349**
Eliminations	**—**	**(101,065)**	**(101,065)**	**(103,661)**	**2,596**
Consolidated total	**¥537,715**	**¥ —**	**¥537,715**	**¥530,770**	**¥6,945**

	Millions of yen				
	2003				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	¥366,350	¥68,812	¥435,162	¥435,661	¥ (499)
North America	101,934	8,057	109,991	110,870	(879)
Europe	44,119	2,263	46,382	45,652	730
Asia	8,385	4,819	13,204	13,514	(310)
Other areas	2,482	41	2,523	2,472	51
Total	523,270	83,992	607,262	608,169	(907)
Eliminations	—	(83,992)	(83,992)	(86,515)	2,523
Consolidated total	¥523,270	¥ —	¥523,270	¥521,654	¥1,616

	Thousands of U.S. dollars				
	2004				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	**$3,613,625**	**$753,706**	**$4,367,331**	**$4,334,516**	**$32,815**
North America	**729,401**	**68,042**	**797,443**	**807,024**	**(9,581)**
Europe	**367,600**	**18,298**	**385,898**	**377,893**	**8,005**
Asia	**107,996**	**69,599**	**177,595**	**168,455**	**9,140**
Other areas	**23,476**	**441**	**23,917**	**25,133**	**(1,216)**
Total	**4,842,098**	**910,086**	**5,752,184**	**5,713,021**	**39,163**
Eliminations	**—**	**(910,086)**	**(910,086)**	**(933,462)**	**23,376**
Consolidated total	**$4,842,098**	**$ —**	**$4,842,098**	**$4,779,559**	**$62,539**

(c) **Overseas sales**

	Millions of yen	*%*	*Millions of yen*	*%*	*Thousands of U.S. dollars*
	2004		*2003*		***2004***
	Overseas sales	*% against net sales*	*Overseas sales*	*% against net sales*	*Overseas sales*
North America	**¥ 99,135**	**18.4%**	¥123,223	23.5%	**$ 892,706**
Europe	**51,794**	**9.6**	70,313	13.4	**466,403**
Asia	**69,083**	**12.8**	29,624	5.7	**622,089**
Other areas	**48,835**	**9.0**	34,291	6.6	**439,757**
Total	**¥268,847**	**49.9%**	¥257,451	49.2%	**$2,420,955**

Net Sales, Orders and Order Backlog by Industry Segment

For the six months ended September 30, 2004 and 2003 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Net sales:			
Shipbuilding	**¥ 44,471**	¥ 51,683	**$ 400,459**
Rolling Stock, Construction Machinery & Crushing Plant	**67,600**	57,885	**608,735**
Aerospace	**73,460**	69,815	**661,504**
Gas Turbines & Machinery	**68,170**	65,799	**613,868**
Plant & Infrastructure Engineering	**67,463**	50,530	**607,501**
Consumer Products & Machinery	**156,490**	165,651	**1,409,185**
Other	**60,061**	61,907	**540,846**
Total	**¥537,715**	¥523,270	**$4,842,098**
Orders received:			
Shipbuilding	**¥ 73,031**	¥ 46,676	**$ 657,641**
Rolling Stock, Construction Machinery & Crushing Plant	**37,080**	102,748	**333,904**
Aerospace	**34,236**	31,277	**308,294**
Gas Turbines & Machinery	**84,548**	53,364	**761,351**
Plant & Infrastructure Engineering	**57,443**	57,318	**517,271**
Consumer Products & Machinery	**156,490**	165,651	**1,409,185**
Other	**60,262**	64,221	**542,656**
Total	**¥503,090**	¥521,255	**$4,530,302**

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2004	As of March 31, 2004	As of September 30, 2003	**As of September 30, 2004**
Order backlog:				
Shipbuilding	**¥ 226,441**	¥ 193,705	¥ 162,497	**$ 2,038,820**
Rolling Stock, Construction Machinery & Crushing Plant	**269,932**	294,017	317,760	**2,430,725**
Aerospace	**223,039**	260,321	180,363	**2,008,456**
Gas Turbines & Machinery	**160,254**	140,327	136,379	**1,443,080**
Plant & Infrastructure Engineering	**266,059**	273,837	331,829	**2,395,849**
Consumer Products & Machinery	**—**	—	—	**—**
Other	**27,358**	27,167	25,294	**246,357**
Total	**¥1,173,053**	¥1,189,374	¥1,154,122	**$10,563,287**

Kawasaki

KAWASAKI CORPORATE DATA

(As of September 30, 2004)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥81,427,090,720

Number of Shares Issued: 1,443,394,172 shares

Number of Shareholders: 129,841

Number of Employees: 29,126

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Newspapers in Which Public Notices Are Made:
Nihon Keizai Shimbun
Kobe Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded on the over-the-counter market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-8161
U.S. Toll-Free: 888-269-2377
(888-BNY-ADRS)
http://www.bankofny.com/adr

KHI Web Site at: http://www.khi.co.jp



Printing Naturally



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PRINTED WITH SOY INK

This report was printed on 100% recycled paper with a whiteness degree of 85%, using the waterless printing process, which emits no harmful chemicals, and soy-based ink, which is made from plant material that emits only low levels of volatile organic chemicals.

Printed in Japan



平成 17年 3月期　中間決算短信(連結)

平成 16年 11月 2日

上場会社名　川崎重工業株式会社　上場取引所 東① 大① 名①

コード番号　7012　(URL http://www.khi.co.jp/)

代表者　役職名　取締役社長　氏名　田﨑 雅元　本社所在都道府県

問合せ先責任者　役職名　財務経理部長　氏名　髙尾 光俊　兵庫県

問合せ先窓口　広報室　TEL (03) 3435 - 2130

中間決算取締役会開催日　平成 16年 11月 2日

米国会計基準採用の有無　無

1．16年 9月中間期の連結業績（平成 16年 4月 1日 ～ 平成 16年 9月 30日）

(1)連結経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
16年 9月中間期	537,715	2.7	6,945	329.8	7,045	-
15年 9月中間期	523,269	△ 3.0	1,615	-	△ 963	-
16年 3月期	1,160,252		22,249		12,140	

	中間(当期) 純利益		1株当たり中間(当期) 純利益	潜在株式調整後1株当たり中間(当期) 純利益
	百万円	%	円 銭	円 銭
16年 9月中間期	3,364	-	2.33	2.09
15年 9月中間期	△ 3,395	-	△ 2.35	-
16年 3月期	6,332		4.37	4.22

(注)①持分法投資損益　16年 9月中間期 452 百万円　15年 9月中間期 325 百万円　16年 3月期 941 百万円

②期中平均株式数(連結)　16年 9月中間期 1,442,523,118 株　15年 9月中間期 1,442,676,332 株　16年 3月期 1,442,617,420 株

③会計処理の方法の変更　有　（詳細は18ページ）

④売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
16年 9月中間期	1,114,029	194,127	17.4	134.57
15年 9月中間期	1,160,291	180,879	15.5	125.38
16年 3月期	1,156,904	190,175	16.4	131.82

(注)期末発行済株式数(連結)　16年 9月中間期 1,442,501,140 株　15年 9月中間期 1,442,582,145 株　16年 3月期 1,442,541,609 株

(3)連結キャッシュ･フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
16年 9月中間期	19,815	△ 11,309	△ 14,818	36,128
15年 9月中間期	11,000	△ 14,315	△ 4,587	52,632
16年 3月期	42,810	△ 25,868	△ 35,544	42,375

(4)連結範囲及び持分法の適用に関する事項

連結子会社数 100 社　持分法適用非連結子会社数 0 社　持分法適用関連会社数 18 社

(5)連結範囲及び持分法の適用の異動状況

連結（新規） 2 社　（除外） 3 社　持分法（新規） 2 社　（除外） 0 社

2．17年 3月期の連結業績予想（ 平成 16年 4月 1日 ～ 平成 17年 3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	1,260,000	16,000	10,000

（参考） 1株当たり予想当期純利益（通期）　6 円 93 銭

※上記業績予想に関する事項は、補足資料10～11ページを御覧ください。

1. 企業集団の状況

当グループは、当社、子会社104社及び関連会社32社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでおります。なお、これらの７事業区分は事業の種類別セグメントの区分と同一であります。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなります。

［主な事業内容］

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

油圧機器等の製造・販売、防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

［当社及び主要関係会社の位置付け］

船舶事業

㈱川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（関連会社）が独自に船舶の製造・販売を行っております。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っております。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、㈱カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を担当しております。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機㈱（連結子会社）が独自に製造・販売ならびに製造の一部分担を行っております。

ガスタービン・機械事業

当社で製造・販売を行っているほか、川重冷熱工業㈱（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、㈱カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っております。

プラント・環境・鉄構事業

当社で製造・販売を行っているほか、川重工事㈱（連結子会社）が鋼構造物等の製造・販売を行っております。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ATV)、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造しております。更に販売面においては、国内向二輪車ほかを㈱カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを㈱カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (U.S.A.) Inc.（連結子会社）ほかがそれぞれ販売しております。

その他事業

㈱カワサキプレシジョンマシナリ（連結子会社）が油圧機器の製造・販売を行っております。更に川重防災工業㈱（関連会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事㈱（連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc.、Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っております。また、上記のほか㈱カワサキライフコーポレーション（連結子会社）ほかが商業及び福利施設管理等の諸事業を営んでおります。

以上で述べた事項を事業系統図によって示すと、次頁のとおりであります。

事業系統図

<table>
<tr><th></th><th>製造・販売</th><th>製造</th><th>販売</th><th>付帯関連事業</th></tr>
<tr><td rowspan="2">船舶</td><td rowspan="2"></td><td colspan="2">㈱川崎造船</td><td rowspan="2">川重神戸サポート㈱</td></tr>
<tr><td colspan="2">南通中遠川崎船舶工程有限公司</td></tr>
<tr><td rowspan="3">車両</td><td rowspan="13">川崎重工業株式会社</td><td colspan="2">Kawasaki Rail Car, Inc.</td><td>川重車両コンポ㈱</td></tr>
<tr><td colspan="2">Kawasaki Construction Machinery Corp. of America</td><td>川重車両テクノ㈱</td></tr>
<tr><td>Kawasaki Motors Manufacturing Corp., U.S.A.</td><td>㈱カワサキマシンシステムズ</td><td></td></tr>
<tr><td>航空宇宙</td><td colspan="2">日本飛行機㈱</td><td>㈱ケージーエム
川重岐阜エンジニアリング㈱</td></tr>
<tr><td rowspan="2">ガスタービン・機械</td><td colspan="2">川重冷熱工業㈱（注3）</td><td rowspan="2"></td></tr>
<tr><td></td><td>㈱カワサキマシンシステムズ</td></tr>
<tr><td>プラント・環境・鉄構</td><td colspan="2">川重工事㈱</td><td>川崎エンジニアリング㈱
大阪動力工業㈱</td></tr>
<tr><td rowspan="6">汎用機</td><td rowspan="6">Kawasaki Motors Manufacturing Corp., U.S.A.</td><td>㈱カワサキモータースジャパン</td><td rowspan="6"></td></tr>
<tr><td>㈱カワサキマシンシステムズ</td></tr>
<tr><td>Kawasaki Motors Corp., U.S.A.</td></tr>
<tr><td>Kawasaki Motors Europe N.V.</td></tr>
<tr><td>Kawasaki Motors Enterprise (Thailand) Co., Ltd.</td></tr>
<tr><td>Kawasaki Robotics (U.S.A) Inc.</td></tr>
<tr><td rowspan="5">その他</td><td rowspan="5"></td><td colspan="2">㈱カワサキプレシジョンマシナリ</td><td rowspan="3"></td></tr>
<tr><td colspan="2">Kawasaki Precision Machinery (U.K.) Limited</td></tr>
<tr><td colspan="2">川重防災工業㈱（注2）</td></tr>
<tr><td>(受注仲介)
Kawasaki Heavy Industries (U.S.A.) Inc.</td><td>(商業)
川重商事㈱</td><td>(商業及びその他)
㈱カワサキライフコーポレーション（注5）</td></tr>
<tr><td>Kawasaki Heavy Industries (U.K.) Ltd.</td><td></td><td></td></tr>
</table>

(注) 1. 実線枠は連結子会社、点線枠は持分法関連会社であり、主要な会社のみ記載している。
2. 川重防災工業㈱は東証２部および大証２部に上場している。
3. 川重冷熱工業㈱はJASDAQに上場している。
4. 上記のほか、川崎設備工業㈱は名証２部に上場している。
5. 川重不動産㈱、川崎興産㈱および他１社は平成16年４月１日付で合併し、㈱カワサキライフコーポレーションとなった。

2. 経営方針

〔経営の基本方針〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としております。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、安定的な配当を継続することを基本方針としております。

〔目標とする経営指標〕

目標とする経営指標は、投資家の期待する利益を上回る利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ ＝（税引前利益 ＋ 支払利息）／ 投下資本）を採用しております。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の圧縮を図ることにより、財務体質の強化も図ってまいります。

〔中期的経営戦略〕

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指しております。

その一環として、事業の選択と集中を進めており、航空宇宙事業、汎用機事業を中核事業として位置づけるとともに、今後の成長が期待される車両事業、ガスタービン・機械事業を育成事業と位置づけ、これらの事業を中心に経営資源を重点投入し、収益の柱として強化していきます。一方、成熟市場で供給過剰状態にある、船舶事業、プラント・環境・鉄構事業については、これらを構造改革事業と位置づけ、事業構造の改革による収益力の向上を図っております。

また、質主量従型経営の方針の下、技術やブランドで差別化された製品・サービスの提供、さらにビジネスモデルの見直しによる収益力の強化についても継続的に取り組み、安定的で高収益な経営基盤の確立を目指しています。

こうした方針に基づいて事業を展開し、中期経営計画の目標である 2006 年度ＲＯＩＣ９％の達成を目指しています。

〔会社の対処すべき課題〕

公共投資の低迷や鋼材等の素材価格の上昇など厳しい経営環境の中にあって、安定的な収益基盤を確立し、持続的な成長を果たすために、質主量従型経営方針のもとで引き続き収益力強化のための諸施策を推進するとともに、事業の構造改革を確実に推進していきます。

収益力強化という点においては、コストダウンをはじめとした損益分岐点の引き下げに取り組む一方で、製品の差別化による競争力の強化にも注力しております。具体的には、高度な技術力とブランド力に裏付けられた付加価値の高い製品・サービスを提供することによって非価格競争力を強化するとともに、製品のライフサイクルコストという観点からも顧客満足度を高めて製品競争力を強化していきます。

また、当社は輸出比率が 40％を超え、為替動向による業績への影響が大きいため、その対応として、機動的な為替ヘッジに加え、海外の生産拠点の活用をはじめとしたコスト面での通貨の多様化、製品競争力の強化による円建契約の拡大なども推進していきます。

事業構造の改革という点では、中核・育成事業に経営資源を重点投入する一方で、構造改革事業については、船舶事業の分社による経営のフレキシビリティの向上と意識改革、鉄構事業の４工場から１工場への工場集約による損益分岐点の引き下げ等、様々な改革を行ってきましたが、プラント・環境・鉄構事業を取り巻く経営環境は、公共投資の削減や価格競争の激化など依然として厳しい状況に直面しており、より一層の構造改革に取り組んでいきます。その一環として、プラント事業を 2005 年４月に分社することとしました。分社により、機動的で効率的な経営を追求するとともに、事業の選択と集中を加速し、競争優位にある製品や、今後成長の見込める環境保全・リサイクル分野に絞り込んで事業運営を行うなど、体質転換を図り、安定的な経営基盤の早期構築を目指します。

中核事業である航空宇宙事業では、防需大型機（次期固定翼哨戒機及び次期輸送機）の開発や、７Ｅ７等の民需新規大型プロジェクトの遂行に向けて、開発・生産体制の整備・拡充に取り組むなど、収益の柱として重点的に経営資源を投入して強化を図っています。

育成事業であるガスタービン・機械事業では、産業用ガスタービン部門の成長戦略を推進中であり、提案営業力の強化、製品競争力の強化を図るとともに、中国をはじめとしたアジアおよび欧州向け事業展開を加速していきます。また、車両事業についても、台湾高速鉄道プロジェクトを着実に完遂するとともに、北米、中国市場等における、引き続く大型案件に確実に対応し、カワサキブランドの市場評価を高めて、将来の柱として育成していきます。

当グループは、このように事業環境の変化に適応するとともに、持続的成長を目指し、中期経営計画に沿って諸施策を着実に実行しており、これをさらに継続することによって、企業価値の増大を図っていきます。

〔コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況〕

当グループは、株主・顧客・従業員・地域社会等のステークホルダー各位に対しても透明性の高い経営を行い、ステークホルダーとの円滑な関係を構築しながら効率的で健全な経営を維持することにより、企業価値を向上させることを、コーポレート・ガバナンスに関する基本的な考え方としています。

当社では、監査役会設置型を採用しており、取締役 11 名が経営戦略の立案と業務執行の監督にあたるとともに、監査役４名により監査を行っています。また、経営環境の変化に迅速に対応できる体制とするため、業務執行に関しては、執行役員制の下で、取締役会において選任された執行役員 31 名が業務執行を行っています。

業務執行にあたっての基本目標・方針は、取締役会において経営計画を編成するなかで決定され、執行役員会において全執行役員に示達されるとともに、経営計画の実行状況を取締役会において定期的にフォローしています。さらに、重要な経営課題については、社長の諮問機関として代表取締役等で構成する経営会議において重点的に審議し、必要に応じて取締役会に諮ることとしています。

監査機能については、監査役が、取締役会、執行役員会、および経営会議に出席するとともに、重要書類を監査役閲覧に付すなど、監査機能の充実を図っております。また監査部において、当グループの経営活動全般における業務執行が、法規ならびに社内ルールに基づいて適切に運用されているか等の監査を定常的に行うなど、内部統制機能の向上を図っております。

コンプライアンスについては、企業倫理に関する社内規則を整備し、社内の意識向上を図るなど、コンプライアンスに取り組んでおりますが、従来以上にその徹底を図るため、昨年６月に企業倫理

委員会の下部組織としてコンプライアンス委員会を設置するとともに、社外の弁護士を窓口とする「コンプライアンス報告・相談制度」を定めました。従業員には全員に「コンプライアンスガイドブック」を配布し、「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を従業員一人一人が持って行動するよう要請しております。さらに、従業員教育の場においてコンプライアンス教育を実施するほか、執行役員会においてコンプライアンスの徹底を指示するなど、全社を上げてコンプライアンスに対する意識の向上を図っております。

3. 経営成績及び財政状態

（1）経営成績

1）当中間期の連結業績の概況

当中間期におけるわが国経済は、公共事業の削減、鋼材・原油を初めとする素材価格の上昇などが影響した一方で、個人消費や輸出の増加、企業収益の回復による民間設備投資の増加により、景気は回復基調で推移しました。

このような経営環境の下、当社は積極的に営業活動を展開した結果、連結受注高は前中間期に海外案件が集中した車両事業で減少したことなどにより、全体では 5,030 億円と前年同期比 181 億円減となりました。

当中間期の連結売上高については、船舶事業、汎用機事業などで減少したものの、車両事業、プラント・環境・鉄構事業などで増加し、全体では前年同期を 144 億円上回る 5,377 億円となりました。

利益面につきましては、為替レートは総じて円高ドル安傾向で推移しましたが、汎用機事業の好転や工事進行基準の範囲拡大等により、当中間期の営業利益は 69 億円と前年同期比 53 億円増加し、経常損益は 70 億円の黒字、中間純損益も 33 億円の黒字を計上しました(前年同期はそれぞれ 9 億円、33 億円の赤字)。

また、当中間期の単独業績につきましては、受注高 2,950 億円、売上高 3,578 億円、経常損失 24 億円、中間純損失 16 億円となりました。

中間配当につきましては、今後の事業展開等を勘案して、遺憾ながら見送らせていただくことといたしました。

（注）工事進行基準適用範囲拡大の影響につきましては、１８ページならびに２２ページをご参照ください。

2）当中間期の連結セグメント別業績

（単位：億円）

事業種類別セグメント	当中間期（16年9月期）		前中間期（15年9月期）	
	売上高	営業損益	売上高	営業損益
船舶	444	28	516	38
車両	675	31	578	14
航空宇宙	734	10	698	20
ガスタービン・機械	681	△3	657	7
プラント・環境・鉄構	674	△71	505	△50
汎用機	1,564	48	1,656	△26
その他	600	25	619	11
合計	5,377	69	5,232	16

（参考）受注高	
当中間期（16年9月期）	前中間期（15年9月期）
730	466
370	1,027
342	312
845	533
574	573
1,564	1,656
602	642
5,030	5,212

（注）売上高は、外部顧客に対する売上高。営業損益のセグメント間精算額は「その他」に含めて表示。

船舶事業

連結受注高は、ＬＮＧ船２隻、ＬＰＧ船１隻、ばら積み貨物船１隻、ＶＬＣＣ２隻の計６隻を受注した結果、全体では730億円となり、ＬＮＧ船、ＶＬＣＣ等計10隻を受注した前年同期と比べ263億円の増加となりました。

連結売上高はＬＮＧ船、ＬＰＧ船、ばら積み貨物船を売上に計上しましたが、前年同期比72億円減の444億円となりました。また、営業利益は28億円となり、前中間期に引き続き黒字を確保しました。

車両事業

連結受注高は、ＪＲ向け新幹線電車、札幌市交通局向け地下鉄電車などを受注しましたが、大口輸出案件のあった前年同期と比べ656億円減の370億円となりました。

連結売上高は、当中間期より台湾向け高速鉄道車両の納入を開始したことに加え、現地軌道工事も増加したこと、建設機械部門や破砕機部門も堅調に推移したことから、全体では675億円と前年同期比97億円増加し、営業利益も31億円と前年同期比17億円増加しました。

航空宇宙事業

連結受注高は、航空機補用品等の防衛庁向けが若干減少したものの７６７・７７７旅客機分担生産品を中心に民需が増加したため、全体では前年同期比29億円増の342億円となりました。

連結売上高は、工事進行基準の適用金額基準を引き下げたことは増加要因になりましたが、７７７旅客機分担生産品の期中納入が減少したこと等もあり、全体では前年同期比36億円増加の734億円にとどまり、営業利益は10億円と前年同期から10億円減少しました。

ガスタービン・機械事業

連結受注高は、ガスタービン部門のＶ２５００、トレントなど民間航空機用エンジン分担製造品が増加したほか、機械部門の舶用タービン主機・ボイラが好調で、前年同期から311億円増の845億円となりました。

連結売上高は、機械部門の空力機械が増加したことなどにより、前年同期比23億円増の681億円となりましたが、民間航空機用ジェットエンジンの開発費償却などにより、営業損益は前年同期7億円の黒字から3億円の赤字となりました。

プラント・環境・鉄構事業

連結受注高は、前中間期に大口案件のあったプラント部門は減少したものの、環境部門で都市ごみ焼却設備を受注したこと、鉄構部門の受注が堅調であったことから、全体では574億円とほぼ前年同期並みとなりました。

連結売上高はプラント部門でイラン向け肥料・尿素プラントなど、環境部門で地方公共団体向け都市ごみ焼却設備など、鉄構部門でＬＰＧタンクなどを売上に計上し、全体では前年同期比169億円増加の674億円となりました。一方、営業損益は、プラント部門で工程遅延や追加工事の発生などにより、工事コストが予想より大幅に増加したため、前中間期から悪化し71億円の損失となりました。

汎用機事業

欧米向け二輪車や国内外向け産業用ロボットの販売は好調に推移しましたが、主要販売子会社の会計期間を当社に一致するよう変更したため、連結売上高は前年同期比91億円減少の1,564億円となりました。一方、営業損益は、販売が好調なことに加え、販売促進経費が減少したことなどから、前年同期26億円の赤字から48億円の黒字となりました。

その他事業

連結売上高は、川重防災工業㈱が株式売却により連結対象から外れたことなどで、前年同期比18億円減少し600億円となりましたが、営業利益は中国向けが好調な油圧機器部門が寄与して、25億円と前年同期比で13億円の増益となりました。

（２）財政状態

資産の効率的運用を推進した結果、当中間期末の総資産は１兆1,140億円と前中間期末に比べ462億円減少し、有利子負債残高も429億円減少しました。

連結キャッシュ・フローにつきましては、当中間期の営業活動において198億円の資金の純増（前中間期は110億円の純増）となりました。また、投資活動においては、設備投資などにより113億円の資金の純減（前中間期は143億円の純減）となった結果、フリーキャッシュ・フローは85億円の資金の純増となりました。財務活動では、本年６月・９月の二度にわたり社債を発行した一方、借入金の返済や社債の償還を行ったことにより、148億円の資金の純減（前中間期は45億円の純減）となりました。これらの結果、当中間期末における現金及び現金同等物の残高は、前期末に比べ62億円減少し361億円となりました。

（３）平成１６年度の連結業績見通し

公共投資の低迷や素材価格の上昇に加えて円相場の動向など当面厳しい経営環境が継続するものと予想していますが、当社は引き続き安定的経営基盤の確立に向けて収益力の一層の強化を図ってまいります。

連結売上高については、前年度と比べて車両事業、航空宇宙事業、汎用機事業などにおいて増加が見込まれるため、約９％増の１兆2,600億円となる見通しであります。

利益面については、経営全般にわたる収益改善諸施策を推進することにより、連結経常利益は160億円、連結当期純利益は100億円となる見通しであります.

なお、単独業績については、売上高8,900億円、経常利益110億円、当期純利益70億円となる

見通しであります。

本業績見通しにおける為替レートは、1 ドル＝105 円、1 ユーロ＝125 円を前提にしております。

また、上記の業績見通しにつきましては、当社が現時点で入手可能な情報に基づき判断したものであります。従いまして、実際の業績は納期変動や原材料の価格動向等、様々な要因の変化により、記載の見通しと異なる結果となることがあります。こうした要因のなかで、上記業績見通しに影響を与える外的要因としては次の項目等が考えられます。

① 経済情勢

当グループは、国内はもとより、北米・アジア・欧州をはじめ、世界各地で事業展開しており、それぞれの地域における政治・経済情勢の影響を受けます。例えば個人消費の動向は汎用機事業の販売に影響し、民間設備投資や公共投資の動向は、ガスタービン・機械事業、プラント・環境・鉄構事業の受注に影響します。また航空旅客需要や、海運市況も、航空機事業、船舶事業等に影響を与えます。

また、海外案件においては、紛争・政変等の影響をうける可能性があります。

② 為替レートの変動

当グループの連結売上高に占める海外向け売上高は 40～50％であり、米国ドル、ユーロ等の外貨建て取引も多く存在します。外貨建て取引については、総原価に占める外貨建てコストの比率を高めるなどの為替変動リスクの軽減を図るとともに、為替動向を考慮しながら機動的な為替予約等のヘッジを行っておりますが、製造工場の大半が国内に立地していることもあり、海外向け売り上げについては為替変動リスクを負っています。

③ 原材料価格の変動

当グループの事業の大半は、大型の個別受注案件であり、受注から納入まで長期にわたるケースが多いため、その間の素材価格・原油価格をはじめとした原材料価格の変動が、製品の採算に影響を与えるリスクを負っています。

④ 各種規制

事業運営にあたっては、各国・地域の法令・規則等の各種規制にしたがって事業を行っておりますが、予期せぬ変更や新たな適用により、影響を受ける可能性があります。

通期（平成17年3月期）見通し補足資料

1．全社見通し

（単位：億円）

	17年3月期見通し				16年3月期実績	
	今回		5月12日見通し			
	連結	単独	連結	単独	連結	単独
売上高	12,600	8,900	12,300	8,800	11,602	7,825
営業利益	260	150	260	180	222	175
経常利益	160	110	160	110	121	107
当期純利益	100	70	100	70	63	69

受注高	13,000	8,700	12,500	8,300	12,267	8,158
ROIC（税引前）	4.0%		4.0%		3.1%	
研究開発費	300	281	300	277	310	280
設備投資額	350	240	350	240	415	242
減価償却費	330	190	330	190	325	180
期末従業員数	29,100	10,700	29,100	10,700	29,306	10,937
（うち海外従業員）	(5,700)		(5,700)		(5,349)	

（注）1．17年3月期見通し前提為替ﾚｰﾄ：（今回）105円/US$、125円/ﾕｰﾛ　（5月12日）105円/US$、125円/ﾕｰﾛ
2．ROIC（税引前）＝（税引前損益+支払利息）／投下資本
3．設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額
4．研究開発費は発生ベース、汎用機の改良研究費を含む。

2．セグメント（部門）別見通し

①連結見通し

(a)　売上損益　（単位：億円）

ｾｸﾞﾒﾝﾄ（部門）	17年3月期見通し				16年3月期実績	
	今回		5月12日見通し			
	売上高	営業損益	売上高	営業損益	売上高	営業損益
船舶	900	10	900	0	949	△ 23
車両	1,900	70	1,800	55	1,205	43
航空宇宙	1,900	50	1,800	40	1,737	42
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,400	30	1,400	30	1,364	45
ﾌﾟﾗﾝﾄ・環境・鉄構	2,000	△ 60	2,100	15	1,914	12
汎用機	3,300	120	3,100	90	3,183	72
その他	1,200	40	1,200	30	1,247	30
合計	12,600	260	12,300	260	11,602	222

(b)　受注高　（単位：億円）

ｾｸﾞﾒﾝﾄ（部門）	17年3月期見通し		16年3月期実績
	今回	5月12日見通し	
船舶	1,300	900	1,237
車両	1,800	1,800	1,533
航空宇宙	2,000	2,000	2,162
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,600	1,500	1,299
ﾌﾟﾗﾝﾄ・環境・鉄構	1,800	2,000	1,561
汎用機	3,300	3,100	3,183
その他	1,200	1,200	1,289
合計	13,000	12,500	12,267

②単独見通し

(a)　売上高・受注高　　(単位：億円)

ｾｸﾞﾒﾝﾄ（部門）	17年3月期見通し				16年3月期実績	
	今回		5月12日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
車　　両	1,700	1,400	1,600	1,000	942	1,220
航空宇宙	1,700	1,900	1,700	1,900	1,547	1,985
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,300	1,500	1,300	1,400	1,280	1,225
ﾌﾟﾗﾝﾄ・環境・鉄構	2,000	1,700	2,100	1,900	1,846	1,517
汎　用　機	2,200	2,200	2,100	2,100	2,208	2,208
合　　計	8,900	8,700	8,800	8,300	7,825	8,158
輸 出 高	4,600	4,300	4,600	3,900	3,437	4,081
輸出比率	51.6%	49.4%	52.2%	46.9%	43.9%	50.0%

(b)　輸出売上高・受注高　　(単位：億円)

ｾｸﾞﾒﾝﾄ（部門）	17年3月期見通し				16年3月期実績	
	今回		5月12日見通し			
	売上高	受注高	売上高	受注高	売上高	受注高
車　　両	1,000	900	1,000	500	280	718
航空宇宙	300	400	300	400	317	294
ｶﾞｽﾀｰﾋﾞﾝ・機械	500	600	500	500	452	516
ﾌﾟﾗﾝﾄ・環境・鉄構	900	500	1,000	700	542	706
汎　用　機	1,900	1,900	1,800	1,800	1,844	1,844
合　　計	4,600	4,300	4,600	3,900	3,437	4,081

4. 中間連結財務諸表等

中間連結損益計算書

（単位　百万円）

科目	当中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	前中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで)	比較増減	前連結会計年度 (平成15年4月1日から 平成16年3月31日まで)
Ⅰ 売上高	537,715	523,269	14,445	1,160,252
Ⅱ 売上原価	467,660	452,815	14,845	998,416
売上総利益	70,054	70,454	△ 400	161,835
Ⅲ 販売費及び一般管理費	63,109	68,838	△ 5,729	139,585
営業利益	6,945	1,615	5,329	22,249
Ⅳ 営業外収益	5,296	3,952	1,344	7,162
1. 受取利息	(1,270)	(713)	(556)	(2,796)
2. 受取配当金	(520)	(391)	(128)	(679)
3. 有価証券売却益	(1,072)	(413)	(659)	(918)
4. 持分法による投資利益	(452)	(325)	(126)	(941)
5. その他	(1,981)	(2,107)	(△ 126)	(1,827)
Ⅴ 営業外費用	5,196	6,531	△ 1,334	17,272
1. 支払利息	(3,138)	(3,941)	(△ 802)	(7,273)
2. 為替差損	(-)	(878)	(△ 878)	(2,875)
3. その他	(2,058)	(1,711)	(346)	(7,123)
経常利益又は経常損失(△)	7,045	△ 963	8,008	12,140
Ⅵ 特別利益	-	117	△ 117	1,267
1. 子会社株式売却益	(-)	(117)	(△ 117)	(117)
2. 固定資産売却益	(-)	(-)	(-)	(1,149)
Ⅶ 特別損失	102	102	0	2,165
1. 退職給付会計基準変更時差異	(102)	(102)	(0)	(205)
2. 事業整理損失	(-)	(-)	(-)	(754)
3. 工場閉鎖に係る損失	(-)	(-)	(-)	(1,206)
税金等調整前中間（当期）純利益又は中間純損失(△)	6,942	△ 948	7,891	11,241
法人税、住民税及び事業税	3,391	2,511	880	16,604
法人税等調整額	-	-	-	△ 11,889
少数株主利益又は少数株主損失（△）	186	△ 63	250	195
中間（当期）純利益又は中間純損失(△)	3,364	△ 3,395	6,760	6,332

中間連結剰余金計算書

（単位　百万円）

科目	当中間連結会計期間（平成16年4月1日から平成16年9月30日まで）	前中間連結会計期間（平成15年4月1日から平成15年9月30日まで）	前連結会計年度（平成15年4月1日から平成16年3月31日まで）
(資本剰余金の部)			
Ⅰ　資本剰余金期首残高	31,388	24,682	24,682
Ⅱ　資本剰余金増加高	0	6,705	6,705
1. 自己株式処分差益	(0)	(-)	(0)
2. 株式交換に係る新株発行に伴う増加高	(-)	(6,705)	(6,705)
Ⅲ　資本剰余金中間期末（期末）残高	31,388	31,387	31,388
(利益剰余金の部)			
Ⅰ　利益剰余金期首残高	80,468	77,069	77,069
連結子会社の会計期間変更による減少高	221	-	-
Ⅱ　利益剰余金増加高	3,364	-	6,332
1. 中間（当期）純利益	(3,364)	(-)	(6,332)
Ⅲ　利益剰余金減少高	3,020	6,327	2,933
1. 中間純損失	(-)	(3,395)	(-)
2. 配当金	(2,885)	(2,780)	(2,780)
3. 役員賞与	(38)	(71)	(71)
4. その他	(96)	(79)	(80)
Ⅳ　利益剰余金中間期末（期末）残高	80,591	70,741	80,468

中間連結貸借対照表

（単位　百万円）

科目	当中間連結会計期間（平成16年９月30日現在）	前連結会計年度（平成16年３月31日現在）	比較増減	前中間連結会計期間（平成15年９月30日現在）
資産の部				
Ⅰ流動資産	755,475	799,480	△ 44,004	806,862
1. 現金及び預金	36,519	43,064	△ 6,544	54,111
2. 受取手形及び売掛金	299,033	365,376	△ 66,343	299,800
3. たな卸資産	358,126	335,064	23,062	392,740
4. 繰延税金資産	20,884	19,429	1,455	20,648
5. その他	46,672	43,271	3,401	46,041
貸倒引当金	△ 5,761	△ 6,725	963	△ 6,479
Ⅱ固定資産	358,553	357,424	1,129	353,428
1. 有形固定資産	246,763	248,922	△ 2,158	261,884
(1) 建物及び構築物	93,514	92,224	1,290	98,226
(2) 機械装置及び運搬具	57,952	58,391	△ 439	64,208
(3) 土地	69,173	68,721	452	69,164
(4) 建設仮勘定	5,208	8,285	△ 3,076	9,266
(5) その他	20,914	21,299	△ 384	21,017
2. 無形固定資産	15,610	15,881	△ 270	11,576
3. 投資その他の資産	96,179	92,620	3,558	79,967
(1) 投資有価証券	66,052	60,199	5,853	53,805
(2) 長期貸付金	3,215	3,478	△ 262	3,573
(3) 繰延税金資産	12,980	14,455	△ 1,475	6,942
(4) その他	18,415	18,587	△ 172	19,887
貸倒引当金	△ 4,484	△ 4,100	△ 384	△ 4,241
資産合計	1,114,029	1,156,904	△ 42,875	1,160,291

（単位　百万円）

科目	当中間連結会計期間 （平成16年９月30日現在）	前連結会計年度 （平成16年３月31日現在）	比較増減	前中間連結会計期間 （平成15年９月30日現在）
負債の部				
Ⅰ 流動負債	613,557	677,538	△ 63,981	691,331
1. 支払手形及び買掛金	269,656	286,116	△ 16,460	241,501
2. 短期借入金	148,183	168,651	△ 20,468	199,708
3. 未払法人税等	4,222	12,491	△ 8,268	2,248
4. 繰延税金負債	413	187	226	1,513
5. 賞与引当金	12,806	14,288	△ 1,482	17,436
6. 保証工事引当金	1,621	2,155	△ 534	2,118
7. 事業構造改善費用引当金	-	-	-	1,212
8. 受注工事損失引当金	1,176	5,018	△ 3,842	831
9. その他	175,477	188,627	△ 13,150	224,761
(1) 前受金	103,097	110,900	△ 7,802	140,441
(2) 1年内償還社債	19,609	20,000	△ 391	30,000
(3) その他	52,770	57,727	△ 4,956	54,320
Ⅱ 固定負債	302,413	285,335	17,077	284,333
1. 社債	163,677	138,286	25,391	113,286
2. 長期借入金	60,418	72,533	△ 12,114	91,892
3. 繰延税金負債	2,537	2,035	501	3,339
4. 退職給付引当金	67,753	63,758	3,995	58,803
5. 役員退職慰労引当金	927	1,142	△ 215	958
6. 連結調整勘定	-	-	-	8,431
7. その他	7,099	7,580	△ 480	7,622
負債合計	915,970	962,874	△ 46,903	975,664
少数株主持分	3,931	3,854	76	3,747
Ⅰ 資本金	81,427	81,427	-	81,427
Ⅱ 資本剰余金	31,388	31,388	0	31,387
Ⅲ 利益剰余金	80,591	80,468	122	70,741
Ⅳ その他有価証券評価差額金	16,565	13,265	3,299	9,326
Ⅴ 為替換算調整勘定	△ 15,746	△ 16,283	536	△ 11,917
Ⅵ 自己株式	△ 98	△ 91	△ 6	△ 85
資本合計	194,127	190,175	3,952	180,879
負債、少数株主持分及び資本合計	1,114,029	1,156,904	△ 42,875	1,160,291

中間連結キャッシュ・フロー計算書

(単位　百万円)

科目	当中間連結会計期間 (平成16年4月1日から平成16年9月30日まで)	前中間連結会計期間 (平成15年4月1日から平成15年9月30日まで)	比較増減	前連結会計年度 (平成15年4月1日から平成16年3月31日まで)
Ⅰ 営業活動によるキャッシュ・フロー				
1. 税金等調整前中間(当期)純利益又は中間純損失(△)	6,942	△ 948	7,891	11,241
2. 減価償却費	15,130	15,796	△ 666	32,589
3. 退職給付引当金の増加額	4,016	2,256	1,759	7,172
4. 賞与引当金の減少額	△ 1,547	△ 2,801	1,253	△ 5,707
5. 貸倒引当金の増加額又は減少額(△)	△ 633	277	△ 910	817
6. 受注工事損失引当金の増加額又は減少額(△)	△ 3,849	-	△ 3,849	4,256
7. 事業構造改善費用引当金の減少額	-	△ 1,047	1,047	△ 2,259
8. たな卸資産処分損	-	-	-	1,698
9. 子会社株式売却益	-	△ 117	117	-
10. 株式売却損益	△ 1,072	△ 413	△ 659	△ 1,035
11. 固定資産売却損益	△ 136	△ 311	174	3,344
12. 受取利息及び受取配当金	△ 1,790	△ 1,105	△ 684	△ 3,475
13. 支払利息	3,138	3,941	△ 802	7,273
14. 売上債権の減少額	73,347	80,613	△ 7,266	8,777
15. たな卸資産の増加額(△)又は減少額	△ 18,659	△ 40,904	22,244	9,990
16. その他流動資産の増加額	△ 4,458	△ 8,239	3,781	△ 8,857
17. 仕入債務の減少額	△ 20,292	△ 51,844	31,552	△ 1,022
18. 前受金の増加額又は減少額(△)	△ 7,935	39,963	△ 47,899	11,152
19. その他流動負債の減少額	△ 8,869	△ 12,630	3,761	△ 5,175
20. その他	△ 3	△ 809	806	602
小計	33,325	21,675	11,650	71,382
21. 利息及び配当金の受取額	2,423	1,725	697	3,394
22. 利息の支払額	△ 3,179	△ 3,986	807	△ 7,914
23. 法人税等の支払額	△ 12,754	△ 8,415	△ 4,339	△ 11,717
24. 過大請求事案に係る返還金	-	-	-	△ 12,335
営業活動によるキャッシュ・フロー	19,815	11,000	8,815	42,810
Ⅱ 投資活動によるキャッシュ・フロー				
1. 定期預金(預入期間3ヶ月超)の純増加額(△)又は純減少額	329	△ 131	461	624
2. 有形固定資産取得による支出	△ 12,248	△ 14,668	2,419	△ 32,558
3. 有形固定資産売却による収入	1,163	1,583	△ 419	8,228
4. 無形固定資産取得による支出	△ 2,188	△ 2,477	289	△ 6,332
5. 無形固定資産売却による収入	16	11	4	268
6. 投資有価証券取得による支出	△ 1,005	△ 406	△ 599	△ 1,029
7. 投資有価証券売却による収入	1,499	819	680	2,881
8. 短期貸付金の純減少額	792	234	557	835
9. 長期貸付けによる支出	△ 39	△ 34	△ 5	△ 329
10. 長期貸付金の回収による収入	320	122	197	591
11. その他	50	631	△ 580	950
投資活動によるキャッシュ・フロー	△ 11,309	△ 14,315	3,005	△ 25,868
Ⅲ 財務活動によるキャッシュ・フロー				
1. 短期借入金の純増加額又は純減少額(△)	△ 18,502	13,682	△ 32,185	△ 16,319
2. 長期借入れによる収入	4,563	15,674	△ 11,111	19,499
3. 長期借入金の返済による支出	△ 22,920	△ 11,928	△ 10,992	△ 31,749
4. 社債の発行による収入、	45,000	-	45,000	25,000
5. 社債の償還による支出	△ 20,000	△ 19,079	△ 921	△ 29,079
6. 自己株式取得による支出	△ 10	△ 61	51	△ 15
7. 配当金の支払額	△ 2,871	△ 2,746	△ 125	△ 2,753
8. 少数株主への配当金の支払額	△ 75	△ 128	52	△ 126
財務活動によるキャッシュ・フロー	△ 14,818	△ 4,587	△ 10,230	△ 35,544
Ⅳ 現金及び現金同等物に係る換算差額	104	366	△ 261	△ 190
Ⅴ 現金及び現金同等物の減少額	△ 6,207	△ 7,535	1,328	△ 18,792
Ⅵ 現金及び現金同等物の期首残高	42,375	59,837	△ 17,462	59,837
Ⅶ 連結子会社の会計期間変更による現金及び現金同等物の期首残高減少額	△ 38	-	△ 38	-
Ⅷ 新規連結に伴う現金及び現金同等物の増加高	-	1,329	△ 1,329	1,329
Ⅸ 連結除外に伴う現金及び現金同等物の減少高	-	△ 999	999	-
Ⅹ 現金及び現金同等物の中間期末(期末)残高	36,128	52,632	△ 16,503	42,375

中間連結財務諸表作成のための基本となる重要な事項

1. 連結範囲及び持分法の適用に関する事項

連結子会社数　100社

主要会社名：

（国内）㈱川崎造船、日本飛行機㈱、川重冷熱工業㈱、川重プラント㈱、大阪動力工業㈱、川重工事㈱、㈱カワサキモータースジャパン、㈱カワサキマシンシステムズ、㈱カワサキプレシジョンマシナリ、川重商事㈱

（海外）Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.、Kawasaki Motors (Phils.) Corporation.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.

非連結子会社数　４社

関 連 会 社 数　32社（うち持分法適用会社数 18社 主要会社名：川崎設備工業㈱、川重防災工業㈱）

2. 連結範囲及び持分法の適用の異動状況

(1) 連結範囲

（新規）２社　㈱フライングケイ、川崎重工産業機械貿易（上海）有限公司

（除外）３社　川崎興産㈱、川重苫小牧観光開発㈱、Shinano Marine S.A.

(2) 持分法適用会社

（新規）２社　スチールプランテック㈱、ＫＫハイドロリックス㈱

（除外）０社

3. 連結子会社の中間決算日等に関する事項

連結子会社の中間決算日については、国内会社では、㈱カワサキモータースジャパン他１社が６月30日、川重鉄構工事㈱が８月31日、海外会社ではKawasaki Motors Corp., U.S.A.他28社が６月30日であり、中間連結決算日（９月30日）と異なっている。上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.の３社については、中間連結決算日において仮決算を実施した上で連結している。その他の29社についてはその差異が３ヵ月を超えないことから各社の中間会計期間の中間財務諸表に基づき連結している。

（追加情報）

当中間連結会計期間より、６月30日を中間決算日とする㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.の３社については、中間連結決算日において仮決算を実施した上連結することに変更した。なお、３ヵ月分の損益は利益剰余金で調整している。この変更は、証券取引所の要請により四半期業績の開示を開始したことを契機に期間損益の適正化を図り、開示の透明性を向上するために行ったものである。当該変更に伴い、従来と同一の方法によった場合と比べ、期首利益剰余金が221百万円減少している。

4. 会計処理基準に関する事項

(1) 資産の評価基準及び評価方法

①有価証券

満期保有目的債券

主として償却原価法により評価している。

その他有価証券

・時価のあるもの

中間連結決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

主として移動平均法による原価法により評価している。

なお、売買目的有価証券については保有していない。

②たな卸資産

主として個別法、移動平均法及び先入先出法による原価法により評価している。

③デリバティブ取引により生ずる正味の債権債務

時価法により評価している。

(2) 減価償却資産の減価償却の方法

①有形固定資産

主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。

②無形固定資産

定額法により償却している。

(3) 引当金の計上基準

①貸倒引当金

債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

②賞与引当金

従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

③保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。

④受注工事損失引当金

中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。

⑤退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。

また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

⑥役員退職慰労引当金

役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。

(4) 外貨建の資産又は負債の本邦通貨への換算の基準

改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。

(5) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(6) ヘッジ会計の方法

①ヘッジ会計の方法

繰延ヘッジ処理を採用している。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨スワップ	外貨建金銭債権・債務等（予定取引を含む）
金利スワップ、金利オプション	借入金

③ヘッジ方針

各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

④ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

(7) 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

5. 中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっている。

（会計処理方針の変更）

従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるとい

う当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が31,360百万円、営業利益・経常利益・税金等調整前中間純利益が3,394百万円それぞれ増加している。

注 記 事 項

（連結損益計算書関係）

当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

1. 当グループ（連結会社）の事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。
2. 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を５年均等費用処理したものである。
3. 当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

（連結貸借対照表関係）

	当中間連結会計期間（平成16年９月30日現在）	前連結会計年度（平成16年３月31日現在）	前中間連結会計期間（平成15年９月30日現在）
1. 受取手形割引高	63百万円	140百万円	172百万円
2. 受取手形裏書譲渡高	――	18百万円	60百万円
3. 有形固定資産に対する減価償却累計額	538,291百万円	531,972百万円	554,640百万円
4. 保証債務	23,605百万円	25,469百万円	28,285百万円
5. 担保に供している資産	12,888百万円	15,929百万円	23,131百万円

（連結キャッシュ・フロー計算書関係）

当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

1. 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

現金及び預金勘定	36,519百万円
預入期間が３ヶ月を超える定期預金	△391
現金及び現金同等物	36,128

2. ――

前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

1. 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

現金及び預金勘定	54,111百万円
預入期間が３ヶ月を超える定期預金	△ 1,478
現金及び現金同等物	52,632

2. ――

前連結会計年度（平成15年４月１日から平成16年３月31日まで）

1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

現金及び預金勘定	43,064百万円
預入期間が３ヶ月を超える定期預金	△ 688
現金及び現金同等物	42,375

2. 過大請求事案に係る返還金は、日本飛行機㈱による防衛庁等に対する過大請求事案に係る支払額である。

（有価証券関係）

当中間連結会計期間（平成16年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
株式	14,682	43,123	28,441
合計	14,682	43,123	28,441

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	27
(2) その他有価証券	
① 非上場株式（店頭売買株式を除く）	9,252
② 優先出資証券	5,000
③ 事業団等に対する出資証券	262
(3) 子会社関連会社株式	4,374
合計	18,916

前連結会計年度（平成16年３月31日現在）

1　時価のある有価証券

区分	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
(1) その他有価証券			
株式	15,073	38,012	22,939
合計	15,073	38,012	22,939

2　時価評価されていない主な有価証券

内容	連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	27
(2) その他有価証券	
① 非上場株式（店頭売買株式を除く）	9,314
② 優先出資証券	5,000
③ 事業団等に対する出資証券	262
(3) 子会社関連会社株式	3,220
合計	17,824

前中間連結会計期間(平成15年９月30日現在)

1　時価のある有価証券

区分	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	差額(百万円)
(1) その他有価証券			
株式	15,832	31,839	16,006
合計	15,832	31,839	16,006

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額(百万円)
(1) 満期保有目的の債券	
非上場内国債券	27
(2) その他有価証券	
① 非上場株式(店頭売買株式を除く)	9,388
② 優先出資証券	5,000
③ 事業団等に対する出資証券	272
(3) 子会社関連会社株式	3,235
合計	17,924

(セグメント情報)

(1) 事業の種類別セグメント情報

当中間連結会計期間(平成16年４月１日から平成16年９月30日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
売上高										
(1)外部顧客に対する売上高	44,471	67,599	73,459	68,170	67,463	156,489	60,060	537,715	-	537,715
(2)セグメント間の内部売上高又は振替高	507	715	830	8,803	5,654	2,531	19,729	38,772	(38,772)	-
計	44,978	68,315	74,290	76,973	73,117	159,021	79,790	576,487	(38,772)	537,715
営業費用	42,091	65,117	73,221	77,345	80,258	154,218	77,231	569,486	(38,715)	530,770
営業利益又は営業損失（△）	2,887	3,197	1,068	△ 372	△ 7,140	4,802	2,558	7,001	(56)	6,945

(注) 1. 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

2. 「中間連結財務諸表作成のための基本となる重要な事項（18頁）」に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「航空宇宙事業」について売上高が18,637百万円、営業利益が1,852百万円それぞれ増加し、「ガスタービン・機械事業」について売上高が3,764百万円増加、営業損失が272百万円減少し、「プラント・環境・鉄構事業」について売上高が8,959百万円増加、営業損失が1,270百万円減少している。

前中間連結会計期間(平成15年４月１日から平成15年９月30日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
売上高										
(1)外部顧客に対する売上高	51,682	57,885	69,815	65,798	50,530	165,650	61,906	523,269	-	523,269
(2)セグメント間の内部売上高又は振替高	779	1,585	983	5,269	5,565	1,660	19,604	35,449	(35,449)	-
計	52,462	59,470	70,798	71,068	56,096	167,311	81,511	558,719	(35,449)	523,269
営業費用	48,605	57,995	68,727	70,333	61,096	169,949	80,266	556,973	(35,319)	521,654
営業利益又は営業損失（△）	3,857	1,475	2,071	734	△ 5,000	△ 2,637	1,244	1,745	(129)	1,615

前連結会計年度(平成15年４月１日から平成16年３月31日まで)　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
売上高										
(1)外部顧客に対する売上高	94,938	120,597	173,783	136,468	191,411	318,325	124,727	1,160,252	-	1,160,252
(2)セグメント間の内部売上高又は振替高	976	2,949	1,712	14,957	12,882	3,981	42,039	79,500	(79,500)	-
計	95,915	123,547	175,496	151,426	204,294	322,307	166,766	1,239,752	(79,500)	1,160,252
営業費用	98,276	119,224	171,252	146,889	203,074	315,057	163,520	1,217,295	(79,293)	1,138,002
営業利益又は営業損失（△）	△ 2,360	4,322	4,243	4,536	1,219	7,249	3,246	22,457	(207)	22,249

(注) 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

(2) 所在地別セグメント情報

当中間連結会計期間(平成16年４月１日から平成16年９月30日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
売上高								
(1)外部顧客に対する売上高	401,293	81,000	40,821	11,992	2,607	537,715	-	537,715
(2)セグメント間の内部売上高又は振替高	83,699	7,555	2,032	7,728	48	101,065	(101,065)	-
計	484,992	88,556	42,854	19,721	2,656	638,780	(101,065)	537,715
営業費用	481,348	89,619	41,965	18,706	2,790	634,430	(103,660)	530,770
営業利益又は営業損失（△）	3,644	△ 1,063	889	1,014	△ 134	4,350	2,594	6,945

(注)「中間連結財務諸表作成のための基本となる重要な事項（18頁）」に記載の通り、従来、当社は、長期・大型の請負工事（工期１年超、請負金額50億円以上）に係る収益の計上について工事進行基準を採用していたが、当連結会計年度より、工事進行基準の適用基準を「工期１年超、請負金額30億円以上」に変更している。当該変更に伴い、「日本」について売上高が31,360百万円、営業利益が3,394百万円それぞれ増加している。

前中間連結会計期間(平成15年４月１日から平成15年９月30日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
売上高								
(1)外部顧客に対する売上高	366,348	101,934	44,119	8,385	2,482	523,269	-	523,269
(2)セグメント間の内部売上高又は振替高	68,812	8,056	2,262	4,819	40	83,992	(83,992)	-
計	435,161	109,991	46,382	13,204	2,523	607,261	(83,992)	523,269
営業費用	435,660	110,870	45,651	13,513	2,472	608,168	(86,514)	521,654
営業利益又は営業損失（△）	△ 499	△ 879	730	△ 309	50	△ 906	2,522	1,615

前連結会計年度(平成15年４月１日から平成16年３月31日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
売上高								
(1)外部顧客に対する売上高	877,221	187,215	70,950	19,755	5,107	1,160,252	-	1,160,252
(2)セグメント間の内部売上高又は振替高	182,132	15,267	4,594	13,941	87	216,023	(216,023)	-
計	1,059,354	202,482	75,545	33,697	5,195	1,376,275	(216,023)	1,160,252
営業費用	1,038,482	202,885	74,912	33,062	5,344	1,354,686	(216,684)	1,138,002
営業利益又は営業損失（△）	20,871	△ 402	633	635	△ 148	21,588	661	22,249

(注)1. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
2. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、ドイツ、イギリス
アジア	インドネシア、フィリピン、韓国、タイ
その他の地域	オーストラリア、ブラジル

(3) 海外売上高

当中間連結会計期間(平成16年４月１日から平成16年９月30日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ海外売上高	99,135	51,794	69,083	48,834	268,847
Ⅱ連結売上高					537,715
Ⅲ連結売上高に占める海外売上高の割合	18.4%	9.6%	12.8%	9.0%	49.9%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	イギリス、オランダ、ドイツ、イタリア、フランス
アジア	台湾、韓国、中国、インドネシア
その他の地域	リベリア、パナマ、イラン

前中間連結会計期間(平成15年４月１日から平成15年９月30日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ海外売上高	123,223	70,313	29,624	34,291	257,451
Ⅱ連結売上高					523,269
Ⅲ連結売上高に占める海外売上高の割合	23.5%	13.4%	5.6%	6.5%	49.2%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	ノルウェー、ドイツ、イギリス、オランダ、フランス
アジア	韓国、台湾、インドネシア
その他の地域	パナマ、オーストラリア、トルコ

前連結会計年度(平成15年４月１日から平成16年３月31日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ海外売上高	240,120	109,025	91,908	81,823	522,878
Ⅱ連結売上高					1,160,252
Ⅲ連結売上高に占める海外売上高の割合	20.6%	9.3%	7.9%	7.0%	45.0%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	ノルウェー、ドイツ、オランダ、フランス、イギリス
アジア	韓国、台湾、中国、インドネシア
その他の地域	パナマ、ブラジル、イラン

5. 生産、受注及び販売の状況（連結）

（注）「中間連結財務諸表作成のための基本となる重要な事項（18頁）」に記載の通り、従来、当社は、主として長期・大型の請負工事（工期１年超、請負金額50億円以上）に係る収益の計上について工事進行基準を採用していたが、当連結会計年度より、工事進行基準の適用基準を「工期１年超、請負金額30億円以上」に変更している。この変更により、当中間連結会計期間の売上高が31,360百万円増加し、受注残高が同額減少している。詳細は「セグメント情報」（22頁）参照。

＜生産実績＞

（単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）		前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）		比較増減		前連結会計年度（平成15年４月１日から平成16年３月31日まで）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	41,365	7.8	48,062	9.0	△ 6,696	△ 13.9	96,504	9.0
車両	68,183	12.8	56,647	10.6	11,536	20.3	111,785	10.4
航空宇宙	74,726	14.1	74,837	14.1	△ 110	△ 0.1	156,740	14.6
ガスタービン・機械	63,040	11.8	74,322	14.0	△ 11,281	△ 15.1	129,260	12.0
プラント・環境・鉄構	77,883	14.6	62,109	11.7	15,773	25.3	170,807	15.9
汎用機	133,333	25.1	141,655	26.6	△ 8,322	△ 5.8	257,975	24.0
その他	71,397	13.4	73,061	13.7	△ 1,664	△ 2.2	148,395	13.8
合計	529,930	100.0	530,695	100.0	△ 764	△ 0.1	1,071,469	100.0

（注）金額は、生産高（製造原価）によっている。

＜受注高＞

（単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）		前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）		比較増減		前連結会計年度（平成15年４月１日から平成16年３月31日まで）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	73,031	14.5	46,675	8.9	26,355	56.4	123,756	10.0
車両	37,080	7.3	102,748	19.7	△ 65,667	△ 63.9	153,399	12.5
航空宇宙	34,236	6.8	31,277	6.0	2,958	9.4	216,201	17.6
ガスタービン・機械	84,548	16.8	53,364	10.2	31,183	58.4	129,986	10.5
プラント・環境・鉄構	57,442	11.4	57,318	10.9	124	0.2	156,145	12.7
汎用機	156,489	31.1	165,650	31.7	△ 9,160	△ 5.5	318,325	25.9
その他	60,262	11.9	64,221	12.3	△ 3,959	△ 6.1	128,913	10.5
合計	503,090	100.0	521,255	100.0	△ 18,164	△ 3.4	1,226,727	100.0

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売上高＞

（単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）		前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）		比較増減		前連結会計年度（平成15年４月１日から平成16年３月31日まで）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	44,471	8.2	51,682	9.8	△ 7,211	△ 13.9	94,938	8.1
車両	67,599	12.5	57,885	11.0	9,714	16.7	120,597	10.3
航空宇宙	73,459	13.6	69,815	13.3	3,644	5.2	173,783	14.9
ガスタービン・機械	68,170	12.6	65,798	12.5	2,371	3.6	136,468	11.7
プラント・環境・鉄構	67,463	12.5	50,530	9.6	16,932	33.5	191,411	16.4
汎用機	156,489	29.1	165,650	31.6	△ 9,160	△ 5.5	318,325	27.4
その他	60,060	11.1	61,906	11.8	△ 1,845	△ 2.9	124,727	10.7
合計	537,715	100.0	523,269	100.0	14,445	2.7	1,160,252	100.0

＜受注残高＞

（単位　百万円）

事業の種類別セグメント	当中間連結会計期間（平成16年９月30日現在）		前連結会計年度（平成16年３月31日現在）		比較増減		前中間連結会計期間（平成15年９月30日現在）	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
船舶	226,411	19.3	193,704	16.2	32,706	16.8	162,496	14.0
車両	269,932	23.0	294,017	24.7	△ 24,084	△ 8.1	317,760	27.5
航空宇宙	223,038	19.0	260,321	21.8	△ 37,282	△ 14.3	180,363	15.6
ガスタービン・機械	160,253	13.6	140,327	11.7	19,926	14.1	136,379	11.8
プラント・環境・鉄構	266,059	22.6	273,837	23.0	△ 7,778	△ 2.8	331,827	28.7
汎用機	-	-	-	-	-	-	-	-
その他	27,358	2.3	27,166	2.2	191	0.7	25,294	2.1
合計	1,173,053	100.0	1,189,374	100.0	△ 16,321	△ 1.3	1,154,121	100.0



6. 個別財務諸表の概要

平成 17年 3月期　個別中間財務諸表の概要

平成 16 年 11 月 2 日

上場会社名　川崎重工業株式会社　上場取引所　東① 大① 名①
コード番号　7012　(URL http://www.khi.co.jp/)
代表者　役職名 取締役社長　氏名 田﨑 雅元　本社所在都道府県
問合せ先責任者　役職名 財務経理部長　氏名 髙尾 光俊　兵庫県
問合せ先窓口 広報室　TEL (03) 3435 - 2130
中間決算取締役会開催日　平成 16 年 11 月 2 日　中間配当制度の有無　有
単元株制度採用の有無　有（1単元 1,000 株）

1．16年9月中間期の業績（平成 16年 4月 1日 ～ 平成 16年 9月 30日）

(1) 経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
16年 9月中間期	357,843	20.3	△ 2,491	−	△ 2,461	−
15年 9月中間期	297,370	△ 21.6	△ 5,767	−	△ 6,822	−
16年 3月期	782,550		17,515		10,730	

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円 銭
16年 9月中間期	△ 1,606	−	△ 1.11
15年 9月中間期	△ 3,438	−	△ 2.38
16年 3月期	6,908		4.78

(注)①期中平均株式数　16年 9月中間期 1,442,617,954 株　15年 9月中間期 1,442,783,168 株　16年 3月期 1,442,724,256 株
②会計処理の方法の変更　有　（詳細は31ページ）
③売上高、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2) 配当状況

	1株当たり中間配当金	1株当たり年間配当金
	円 銭	円 銭
16年 9月中間期	0.00	−
15年 9月中間期	0.00	−
16年 3月期	−	2.00

(注) 16年 9月中間期中間配当金内訳
記念配当　0 円 00 銭
特別配当　0 円 00 銭

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
16年 9月中間期	833,312	162,734	19.5	112.80
15年 9月中間期	826,626	158,376	19.1	109.77
16年 3月期	870,628	164,160	18.8	113.79

(注)①期末発行済株式数　16年 9月中間期 1,442,595,976 株　15年 9月中間期 1,442,688,981 株　16年 3月期 1,442,648,445 株
②期末自己株式数　16年 9月中間期 798,196 株　15年 9月中間期 705,191 株　16年 3月期 745,727 株

2．17年 3月期の業績予想（ 平成 16年 4月 1日 ～ 平成 17年 3月 31日 ）

	売上高	経常利益	当期純利益	1株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	890,000	11,000	7,000	2.00	2.00

（参考）1株当たり予想当期純利益（通期）　4 円 85 銭

※上記業績予想に関する事項は、補足資料10～11ページを御覧ください。

7. 個別中間財務諸表等

中　間　損　益　計　算　書

（単位　百万円）

科　目	平成16年度中間期（平成16年４月１日から平成16年９月30日まで）	平成15年度中間期（平成15年４月１日から平成15年９月30日まで）	比較増減	平成15年度（平成15年４月１日から平成16年３月31日まで）
経常損益の部				
営業損益の部				
売上高	357,843	297,370	60,473	782,550
売上原価	335,605	272,531	63,074	701,724
販売費及び一般管理費	24,729	30,605	△ 5,876	63,309
営業損失(△)又は営業利益	△ 2,491	△ 5,767	3,275	17,515
営業外損益の部				
営業外収益	4,199	3,489	709	5,551
受取利息	(430)	(501)	(△ 71)	(955)
受取配当金	(1,331)	(1,783)	(△ 451)	(3,718)
為替差益	(391)	(-)	(391)	(-)
その他	(2,045)	(1,204)	(841)	(878)
営業外費用	4,169	4,544	△ 375	12,337
支払利息	(1,044)	(1,151)	(△ 107)	(2,322)
社債利息	(1,114)	(1,252)	(△ 138)	(2,392)
為替差損	(-)	(925)	(△ 925)	(2,867)
その他	(2,010)	(1,215)	(795)	(4,754)
経常損失(△)又は経常利益	△ 2,461	△ 6,822	4,361	10,730
特別損益の部				
特別利益	-	1,105	△ 1,105	2,150
子会社株式売却益	(-)	(1,105)	(△ 1,105)	(1,105)
固定資産売却益	(-)	(-)	(-)	(1,045)
特別損失	-	-	-	1,889
子会社整理損失	(-)	(-)	(-)	(682)
工場閉鎖に係る損失	(-)	(-)	(-)	(1,206)
税引前中間純損失(△)又は税引前当期純利益	△ 2,461	△ 5,717	3,256	10,991
法人税、住民税及び事業税	(△ 855)	(△ 2,279)	(1,424)	(10,024)
法人税等調整額	(-)	(-)	(-)	(△ 5,941)
差引	△ 855	△ 2,279	1,424	4,082
中間純損失(△)又は当期純利益	△ 1,606	△ 3,438	1,832	6,908
前期繰越利益	29,426	10,107	19,319	10,107
利益準備金取崩額	-	15,997	△ 15,997	15,997
中間（当期）未処分利益	27,819	22,666	5,153	33,013

中　間　貸　借　対　照　表

（単位　百万円）

科　　　目	平成16年度中間期（平成16年９月30日現在）	平成15年度（平成16年３月31日現在）	比較増減	平成15年度中間期（平成15年９月30日現在）
資産の部				
流動資産	547, 525	590, 073	△　42, 548	547, 025
現金預金	23, 598	29, 036	△　5, 438	25, 394
受取手形	2, 955	1, 195	1, 759	3, 609
売 掛 金	213, 292	267, 663	△　54, 371	172, 488
原材料及び貯蔵品	25, 074	21, 783	3, 291	25, 714
仕 掛 品	212, 594	205, 235	7, 359	248, 096
前 渡 金	15, 759	13, 120	2, 639	7, 994
前払費用	226	117	109	313
繰延税金資産	9, 440	7, 662	1, 778	11, 310
短期貸付金	30, 289	30, 912	△　623	33, 496
未収入金	12, 227	9, 862	2, 365	12, 845
未収収益	45	30	15	37
そ の 他	4, 708	7, 284	△　2, 575	8, 392
貸倒引当金	△　2, 688	△　3, 829	1, 141	△　2, 668
固定資産	285, 787	280, 554	5, 233	279, 600
有形固定資産	131, 687	131, 405	281	137, 189
建　　物	40, 109	38, 400	1, 709	42, 141
構 築 物	7, 753	7, 651	102	7, 913
機械装置	28, 682	28, 389	292	28, 979
船　　舶	9	15	△　5	26
航 空 機	398	454	△　55	523
車両運搬具	519	592	△　73	979
工具器具備品	12, 854	13, 174	△　320	12, 455
土　　地	38, 947	38, 968	△　20	39, 165
建設仮勘定	2, 412	3, 759	△　1, 346	5, 003
無形固定資産	9, 543	9, 237	305	7, 050
ソフトウェア	5, 607	5, 026	580	4, 227
製造実施権	1, 877	1, 848	28	641
そ の 他	2, 058	2, 362	△　304	2, 181
投資その他の資産	144, 556	139, 910	4, 645	135, 359
投資有価証券	53, 995	49, 395	4, 599	45, 279
関係会社株式	72, 242	71, 278	964	-
関係会社出資金	3, 408	3, 021	386	-
子会社株式出資金	-	-	-	79, 490
長期貸付金	8, 241	6, 818	1, 422	2, 965
長期繰延税金資産	1, 830	3, 923	△　2, 093	327
そ の 他	8, 948	9, 269	△　320	10, 911
貸倒引当金	△　4, 110	△　3, 795	△　314	△　3, 614
資 産 合 計	833, 312	870, 628	△　37, 315	826, 626

（単位　百万円）

科　　　目	平成16年度中間期 (平成16年9月30日現在)	平成15年度 (平成16年3月31日現在)	比較増減	平成15年度中間期 (平成15年9月30日現在)
負債の部				
流動負債	431,542	489,127	△　57,584	463,025
支払手形	31,142	31,836	△　694	27,492
買掛金	174,384	194,625	△　20,241	150,702
短期借入金	71,515	73,124	△　1,609	77,025
長期借入金（返済1年以内）	21,422	29,502	△　8,080	23,374
社債（償還1年以内）	10,000	20,000	△　10,000	30,000
転換社債（償還1年以内）	9,609	-	9,609	-
設備支払手形	1,005	1,585	△　579	1,924
未払金	7,581	8,450	△　868	7,189
未払費用	16,845	21,757	△　4,912	14,850
未払法人税等	374	6,989	△　6,615	34
前受金	73,662	86,883	△　13,220	112,107
預り金	1,779	2,307	△　527	1,946
前受収益	15	15	0	16
賞与引当金	6,367	7,818	△　1,451	9,634
保証工事引当金	222	250	△　27	156
事業構造改善費用引当金	-	-	-	1,212
その他	5,613	3,978	1,634	5,357
固定負債	239,035	217,340	21,694	205,224
社債	80,000	70,000	10,000	70,000
転換社債	31,677	41,286	△　9,609	41,286
新株予約権付社債	50,000	25,000	25,000	-
長期借入金	46,722	52,535	△　5,813	68,195
長期未払金	1,487	1,879	△　392	2,303
退職給付引当金	28,784	26,210	2,574	22,601
役員退職慰労引当金	261	305	△　44	240
その他	102	124	△　22	596
負債合計	670,578	706,468	△　35,890	668,250
資本の部				
資本金	81,427	81,427	-	81,427
資本剰余金	29,205	29,204	0	37,577
資本準備金	29,204	29,204	-	37,577
その他資本剰余金	1	0	0	-
自己株式処分差益	1	0	0	-
利益剰余金	36,077	40,569	△　4,491	30,221
任意積立金	8,257	7,555	702	7,555
特別償却積立金	696	494	202	494
海外投資等損失準備金	1	2	△　0	2
固定資産圧縮積立金	5,711	4,692	1,019	4,692
固定資産圧縮特別勘定積立金	1,847	2,365	△　518	2,365
中間（当期）未処分利益	27,819	33,013	△　5,193	22,666
株式等評価差額金	16,113	13,038	3,074	9,222
自己株式	△　88	△　79	△　9	△　73
資本合計	162,734	164,160	△　1,425	158,376
負債・資本合計	833,312	870,628	△　37,315	826,626

中間財務諸表作成のための基本となる重要な事項

1. 資産の評価基準及び評価方法

(1) 有価証券

①子会社株式及び関連会社株式

移動平均法による原価法により評価している。

②その他有価証券

・時価のあるもの

中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

移動平均法による原価法により評価している。

なお、売買目的有価証券ならびに満期保有目的債券については保有していない。

(2) たな卸資産

個別法及び移動平均法による原価法により評価している。

(3) デリバティブ取引により生じる正味の債権債務

時価法により評価している。

2. 固定資産の減価償却の方法

(1) 有形固定資産

定率法により償却している。ただし、平成10年4月1日以降取得した建物(建物附属設備を除く)については、定額法により償却している。

(2) 無形固定資産

定額法により償却している。

3. 引当金の計上基準

(1) 貸倒引当金

債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

(2) 賞与引当金

当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

(3) 保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積に基づき計上している。

(4) 退職給付引当金

従業員の退職給付に備えるため、当年度末の退職給付債務および年金資産（退職給付信託）の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間期に費用処理している。また、数理計算上の差異は、10年による定額法により翌期から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

(5) 役員退職慰労引当金

役員の退職慰労金支給に備え、内規に基づく50%相当額を計上している。

4. 外貨建の資産及び負債の本邦通貨への換算基準

改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））によっている。

5. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

6. ヘッジ会計の方法

(1)ヘッジ会計の方法

繰延ヘッジ処理を採用している。

(2)ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨スワップ	外貨建金銭債権・債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

(3)ヘッジ方針

社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

(4)ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

7. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

(会計処理方針の変更)

従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事)」としていたが、当中間期より、「工期１年超、請負金額30億円以上（の請負工事)」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が31,360百万円増加し、営業損失・経常損失・税引前中間純損失がそれぞれ3,394百万円減少している。

注　記　事　項

(中間損益計算書関係)

平成16年度中間期（平成16年４月１日から平成16年９月30日まで）

1. 当社の事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。
2. 当中間期における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。

(中間貸借対照表関係)

	平成16年度中間期 (平成16年９月30日現在)	平成15年度 (平成16年３月31日現在)	平成15年度中間期 (平成15年９月30日現在)
1. 有形固定資産に対する減価償却累計額	353,858百万円	351,791百万円	359,260百万円
2. 担保に供している資産			
有形固定資産	662百万円	668百万円	675百万円
投資有価証券	30百万円	30百万円	30百万円
3. 保証債務	80,436百万円	77,718百万円	62,181百万円

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

平成16年度中間期（平成16年９月30日現在）

（単位　百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	635	6,531	5,896
関連会社株式	1,104	2,065	961
合計	1,739	8,596	6,857

平成15年度（平成16年３月31日現在）

（単位　百万円）

種類	貸借対照表計上額	時価	差額
子会社株式	635	6,705	6,070
関連会社株式	1,104	2,141	1,037
合計	1,739	8,847	7,108

平成15年度中間期（平成15年９月30日現在）

（単位　百万円）

種類	中間貸借対照表計上額	時価	差額
子会社株式	635	5,308	4,673
関連会社株式	1,104	2,151	1,047
合計	1,739	7,460	5,721

8. 受注・販売の状況（単独ベース）

(注)「中間財務諸表作成のための基本となる重要な事項（31頁）」に記載の通り、従来、当社は、長期・大型の請負工事（工期１年超、請負金額50億円以上）に係る収益の計上について工事進行基準を採用していたが、当中間期より、工事進行基準の適用基準を「工期１年超、請負金額30億円以上」に変更している。
この変更により、当中間期の売上高が31,360百万円増加し、受注残高が同額減少している。詳細は「セグメント情報」(22頁)参照。

部門別売上高・受注高・受注残高

＜受 注 高＞　　(単位　百万円)

部門	平成16年度中間期 (平成16年４月１日から 平成16年９月30日まで)		平成15年度中間期 (平成15年４月１日から 平成15年９月30日まで)		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
車両部門	33,881	11.4	83,294	27.5	△ 49,413	△ 59.3
航空宇宙部門	27,251	9.2	25,114	8.3	2,137	8.5
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	78,467	26.5	50,220	16.6	28,247	56.2
ﾌﾟﾗﾝﾄ・環境・鉄構部門	57,552	19.5	57,970	19.2	△ 417	△ 0.7
汎用機部門	97,874	33.1	85,193	28.2	12,680	14.8
合計	295,027	100.0	301,792	100.0	△ 6,765	△ 2.2
輸出受注高	161,875	54.8	196,876	65.2	△ 35,000	△ 17.7

(注) 汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売 上 高＞　　(単位　百万円)

部門	平成16年度中間期 (平成16年４月１日から 平成16年９月30日まで)		平成15年度中間期 (平成15年４月１日から 平成15年９月30日まで)		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
車両部門	63,433	17.7	40,792	13.7	22,640	55.5
航空宇宙部門	66,962	18.7	63,121	21.2	3,841	6.0
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	65,008	18.1	60,765	20.4	4,243	6.9
ﾌﾟﾗﾝﾄ・環境・鉄構部門	64,564	18.0	47,496	15.9	17,067	35.9
汎用機部門	97,874	27.3	85,193	28.6	12,680	14.8
合計	357,843	100.0	297,370	100.0	60,473	20.3
輸出売上高	180,833	50.5	125,966	42.3	54,867	43.5

＜受注残高＞　　(単位　百万円)

部門	平成16年度中間期 (平成16年９月30日現在)		平成15年度 (平成16年３月31日現在)		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
車両部門	224,197	25.5	246,998	26.6	△ 22,801	△ 9.2
航空宇宙部門	210,797	24.0	248,567	26.8	△ 37,770	△ 15.1
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	169,434	19.3	152,943	16.5	16,490	10.7
ﾌﾟﾗﾝﾄ・環境・鉄構部門	273,334	31.1	278,100	30.0	△ 4,765	△ 1.7
汎用機部門	-	-	-	-	-	-
合計	877,763	100.0	926,609	100.0	△ 48,846	△ 5.2
輸出受注残高	427,724	48.7	431,432	46.5	△ 3,707	△ 0.8



EXHIBIT 2

November 02, 2004
(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH INTERIM CONSOLIDATED FINANCIAL RESULTS

For six months ended September 30, 2004 and 2003 and one year ended March 31, 2004

Operating results

	Millions of yen			*Thousands of U.S. dollars*
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	% **Change**	*Six months ended Sep. 30, 2004*
Net sales	¥ **537,715**	¥ **523,270**	**+3%**	*$ 4,842,098*
Operating income (loss)	**6,945**	**1,616**	**+330%**	*62,539*
Net income (loss)	**3,365**	**(3,396)**	**—**	*30,302*
Net income (loss) per share (Yen)	**2.3**	**(2.4)**		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of September 30, 2004	¥ **1,114,029**	¥ **194,127**	**17%**
As of March 31, 2004	1,156,904	190,175	16%
As of September 30, 2004	*$ 10,031,778*	*$ 1,748,104*	—

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of September 30, 2004	¥ **134.6**	**1,442,501**
As of March 31, 2004	131.8	1,442,542
As of September 30, 2004	*$ 1.21*	—

Cash flows

	Millions of yen		*Thousands of U.S. dollars*
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	*Six months ended Sep. 30, 2004*
Operating activities	¥ **19,816**	¥ **11,000**	*$ 178,442*
Investing activities	**(11,310)**	**(14,315)**	*(101,846)*
Financing activities	**(14,818)**	**(4,587)**	*(133,435)*
Cash and cash equivalents at end of year	**36,129**	**52,632**	*325,340*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2005	¥ 1,260,000	¥ 10,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥111.05=$1, the rate prevailing as of Sep. 30, 2004, solely for the convenience of the readers.

3. Effective April 1, 2004, Kawasaki Heavy Industries, Ltd. (the "Company") changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥ 3,000 million. Previously, it had been applied to long-term contracts exceeding ¥ 5,000 million.

The Company made this change in accounting policy for appropriate periodic accounting of profit and loss, by expanding the range of application of the percentage-of-completion method.

As a result of this change, net sales increased ¥31,360 million ($ 282.4 million). Operating income and income before income taxes and minority interests increased ¥ 3,394 million ($ 30.6 million) respectively, compared with the amounts which would have been recognized under the previous method of accounting.

4. Effective April 1, 2004, the Company changed the accounting periods for consolidation of five subsidiaries (Kawasaki Motors Japan Ltd., Kawasaki Motors Corp.,U.S.A., and Kawasaki Motors Europe N.V., and the other two subsidiaries) from 12 months ending December 31 to March 31 to improve transparency and quality of consolidated financial statements.

The effect of this change was to decrease the Conpany's retained earnings as of the beginning of this fiscal year by ¥ 222 million ($ 1,999 thousand).

This interim financial results includes the accounts of these five subsidiaries as of September 30, 2004.

Condensed Consolidated Balance Sheets

As of September 30 and March 31, 2004

	Millions of yen		Thousands of U.S. dollars
	As of Sep. 30, 2004	As of Mar. 31, 2004	*As of Sep. 30, 2004*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **36,520**	¥ 43,064	$ 328,861
Receivables, less allowance	**313,005**	376,807	2,818,595
Inventories	**358,127**	335,064	3,224,917
Other current assets	**47,824**	44,545	430,653
Total current assets	**755,476**	799,480	6,803,026
Investments and long-term loans less allowance	**82,777**	77,839	745,403
Net property, plant and equipment	**246,763**	248,922	2,222,089
Intangible and other assets	**29,013**	30,663	261,260
Total assets	¥ **1,114,029**	¥ 1,156,904	$ 10,031,778
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **167,793**	¥ 188,652	$ 1,510,968
Payables	**269,656**	286,117	2,428,240
Advances from customers	**103,097**	110,900	928,384
Other current liabilities	**73,011**	91,870	657,460
Total current liabilities	**613,557**	677,539	5,525,052
Long-term liabilities :			
Long-term debt, less current portion	**224,095**	210,819	2,017,965
Others	**78,319**	74,516	705,259
Total long-term liabilities	**302,414**	285,335	2,723,224
Minority interests	**3,931**	3,855	35,398
Shareholders' equity :			
Common stock	**81,427**	81,427	733,246
Capital surplus	**31,389**	31,388	282,656
Retained earnings	**80,591**	80,469	725,718
Net unrealized gains on securities	**16,565**	13,266	149,167
Foreign currency translation adjustments	**(15,747)**	(16,283)	(141,801)
Treasury stock	**(98)**	(92)	(882)
Total shareholders' equity	**194,127**	190,175	1,748,104
Total liabilities and shareholders' equity	¥ **1,114,029**	¥ 1,156,904	$ 10,031,778

Condensed Consolidated Statements of Operations

For six months ended September 30, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars
	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003	% **Change**	*Six months ended Sep. 30, 2004*
Net sales	¥ **537,715**	¥ 523,270	**+3%**	$ 4,842,098
Cost of sales	**467,661**	452,815		4,211,265
Gross profit	**70,054**	70,455		630,833
Selling, general and administrative expenses	**63,109**	68,839		568,294
Operating income (loss)	**6,945**	1,616	**+330%**	62,539
Other income (expenses) :				
Interest and dividend income	**1,790**	1,106		16,119
Equity in income of unconsolidated subsidiaries and affiliates	**452**	326		4,070
Interest expense	**(3,138)**	(3,941)		(28,258)
Other, net	**894**	(55)		8,051
Income(loss) before income taxes and minority interests	**6,943**	(948)	–	62,521
Income taxes	**(3,391)**	(2,511)		(30,536)
Minority interests in net income of consolidated subsidiaries	**(187)**	63		(1,683)
Net income(loss)	¥ **3,365**	¥ (3,396)	–	$ 30,302

Condensed Consolidated Statements of Cash Flows

(Consolidated)

For six months ended September 30, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sep. 30, 2004	Six months ended *Sep. 30, 2003*	*Six months ended Sep. 30, 2004*
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ **6,943**	¥ (948)	*$ 62,521*
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**15,130**	15,796	*136,245*
Decrease (increase) in assets	**50,229**	31,470	*452,310*
Increase (decrease) in liabilities	**(38,645)**	(27,312)	*(347,996)*
Other	**(13,841)**	(8,006)	*(124,638)*
Net cash provided by operating activities	¥ **19,816**	¥ 11,000	*$ 178,442*
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	**(14,437)**	(17,146)	*(130,005)*
Acquisition of investments in securities	**(1,006)**	(406)	*(9,059)*
Other	**4,133**	3,237	*37,218*
Net cash used for investing activities	¥ **(11,310)**	¥ (14,315)	*$ (101,846)*
Cash flows from financing activities:			
Decrease in short-term borrowings	**(18,503)**	13,682	*(166,619)*
Proceeds from long-term debt	**49,563**	15,675	*446,313*
Repayment of long-term debt	**(42,920)**	(31,007)	*(386,493)*
Other	**(2,958)**	(2,937)	*(26,636)*
Net cash provided by (used for) financing activities	¥ **(14,818)**	¥ (4,587)	*$ (133,435)*
Effect of exchange rate changes	**105**	366	*945*
Net decrease in cash and cash equivalents	**(6,207)**	(7,536)	*(55,894)*
Cash and cash equivalents at beginning of year	**42,375**	59,837	*381,585*
Decrease in cash and cash equivalents by change of consolidation period of subsidiaries	**(39)**	-	*(351)*
Increase in cash and cash equivalents arising from newly consolidated subsidiaries	**-**	1,330	*-*
Decrease in cash and cash equivalents arising from exclusion of consolidated subsidiaries	**-**	(999)	*-*
Cash and cash equivalents at end of year	¥ **36,129**	¥ 52,632	*$ 325,340*

Segment information
(a) Information by industry segment

(millions of yen)

	Six months ended September 30, 2004				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 44,471	¥ 507	¥ 44,978	¥ 42,092	¥ 2,886
Rolling Stock, Construction Machinery & Crushing Plant	67,600	715	68,315	65,117	3,198
Aerospace	73,460	831	74,291	73,222	1,069
Gas Turbines & Machinery	68,170	8,803	76,973	77,345	(372)
Plant & Infrastructure Engineering	67,463	5,655	73,118	80,259	(7,141)
Consumer products & Machinery	156,490	2,531	159,021	154,219	4,802
Other	60,061	19,730	79,791	77,232	2,559
Total	537,715	38,772	576,487	569,486	7,001
Eliminations	-	(38,772)	(38,772)	(38,716)	(56)
Consolidated total	¥ 537,715	¥ -	¥ 537,715	¥ 530,770	¥ 6,945

(millions of yen)

	Six months ended September 30, 2003				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 51,683	¥ 780	¥ 52,463	¥ 48,606	¥ 3,857
Rolling Stock, Construction Machinery & Crushing Plant	57,885	1,585	59,470	57,995	1,475
Aerospace	69,815	983	70,798	68,727	2,071
Gas Turbines & Machinery	65,799	5,269	71,068	70,333	735
Plant & Infrastructure Engineering	50,530	5,566	56,096	61,096	(5,000)
Consumer products & Machinery	165,651	1,661	167,312	169,950	(2,638)
Other	61,907	19,605	81,512	80,267	1,245
Total	523,270	35,449	558,719	556,974	1,745
Eliminations	-	(35,449)	(35,449)	(35,320)	(129)
Consolidated total	¥ 523,270	¥ -	¥ 523,270	¥ 521,654	¥ 1,616

(thousands of U.S. dollars)

	Six months ended September 30, 2004				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	$ 400,459	$ 4,566	$ 405,025	$ 379,037	$ 25,988
Rolling Stock, Construction Machinery & Crushing Plant	608,735	6,438	615,173	586,375	28,798
Aerospace	661,504	7,483	668,987	659,361	9,626
Gas Turbines & Machinery	613,868	79,270	693,138	696,488	(3,350)
Plant & Infrastructure Engineering	607,501	50,923	658,424	722,728	(64,304)
Consumer products & Machinery	1,409,185	22,792	1,431,977	1,388,735	43,242
Other	540,846	177,668	718,514	695,470	23,044
Total	4,842,098	349,140	5,191,238	5,128,194	63,044
Eliminations	-	(349,140)	(349,140)	(348,635)	(505)
Consolidated total	$ 4,842,098	$ -	$ 4,842,098	$ 4,779,559	$ 62,539

(b) Information by geographic area

	(millions of yen) Six months ended September 30, 2004				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 401,293	¥ 83,699	¥ 484,992	¥ 481,348	¥ 3,644
North America	81,000	7,556	88,556	89,620	(1,064)
Europe	40,822	2,032	42,854	41,965	889
Asia	11,993	7,729	19,722	18,707	1,015
Other Areas	2,607	49	2,656	2,791	(135)
Total	537,715	101,065	638,780	634,431	4,349
Eliminations	-	(101,065)	(101,065)	(103,661)	2,596
	¥ 537,715	¥ -	¥ 537,715	¥ 530,770	¥ 6,945

	(millions of yen) Six months ended September 30, 2003				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 366,350	¥ 68,812	¥ 435,162	¥ 435,661	¥ (499)
North America	101,934	8,057	109,991	110,870	(879)
Europe	44,119	2,263	46,382	45,652	730
Asia	8,385	4,819	13,204	13,514	(310)
Other Areas	2,482	41	2,523	2,472	51
Total	523,270	83,992	607,262	608,169	(907)
Eliminations	-	(83,992)	(83,992)	(86,515)	2,523
Consolidated total	¥ 523,270	¥ -	¥ 523,270	¥ 521,654	¥ 1,616

	(thousands of U.S. dollars) Six months ended September 30, 2004				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	*$ 3,613,625*	*$ 753,706*	*$ 4,367,331*	*$ 4,334,516*	*$ 32,815*
North America	*729,401*	*68,042*	*797,443*	*807,024*	*(9,581)*
Europe	*367,600*	*18,298*	*385,898*	*377,893*	*8,005*
Asia	*107,996*	*69,599*	*177,595*	*168,455*	*9,140*
Other Areas	*23,476*	*441*	*23,917*	*25,133*	*(1,216)*
Total	*4,842,098*	*910,086*	*5,752,184*	*5,713,021*	*39,163*
Eliminations	*-*	*(910,086)*	*(910,086)*	*(933,462)*	*23,376*
Consolidated total	*$ 4,842,098*	*$ -*	*$ 4,842,098*	*$ 4,779,559*	*$ 62,539*

(c) Overseas sales

	(millions of yen)	(%)	(millions of yen)	(%)	*(Thousands of U.S. dollars)*
	Six months ended Sep. 30, 2004		Six months ended Sep. 30, 2003		*Six months ended Sep. 30, 2004*
	Overseas sales	% against net sales	Overseas sales	% against net sales	*Overseas sales*
North America	¥ 99,135	18.4%	¥ 123,223	23.5%	*$ 892,706*
Europe	51,794	9.6%	70,313	13.4%	*466,403*
Asia	69,083	12.8%	29,624	5.7%	*622,089*
Other Areas	48,835	9.0%	34,291	6.6%	*439,757*
Total	¥ 268,847	49.9%	¥ 257,451	49.2%	*2,420,955*

(Consolidated)

Net sales, orders and order backlog by industry segment

For six months ended September 30, 2004 and 2003

	Millions of yen				%	Thousands of U.S. dollars
	Six months ended Sep. 30, 2004		Six months ended Sep. 30, 2003		**Change**	*Six months ended Sep. 30, 2004*
Net sales :						
Shipbuilding	**¥ 44,471**	***(8%)***	¥ 51,683	*(10%)*	**-14%**	*$ 400,459*
Rolling Stock, Construction Machinery & Crushing Plant	**67,600**	***(13%)***	57,885	*(11%)*	**+17%**	*608,735*
Aerospace	**73,460**	***(14%)***	69,815	*(13%)*	**+5%**	*661,504*
Gas Turbines & Machinery	**68,170**	***(13%)***	65,799	*(13%)*	**+4%**	*613,868*
Plant & Infrastructure Engineering	**67,463**	***(13%)***	50,530	*(10%)*	**+34%**	*607,501*
Consumer products & Machinery	**156,490**	***(29%)***	165,651	*(32%)*	**-6%**	*1,409,185*
Other	**60,061**	***(10%)***	61,907	*(11%)*	**-3%**	*540,846*
Total	**¥ 537,715**	***(100%)***	¥ 523,270	*(100%)*	**+3%**	*$ 4,842,098*
Orders :						
Shipbuilding	**¥ 73,031**	***(15%)***	¥ 46,676	*(9%)*	**+56%**	*$ 657,641*
Rolling Stock, Construction Machinery & Crushing Plant	**37,080**	***(7%)***	102,748	*(20%)*	**-64%**	*333,904*
Aerospace	**34,236**	***(7%)***	31,277	*(6%)*	**+9%**	*308,294*
Gas Turbines & Machinery	**84,548**	***(17%)***	53,364	*(10%)*	**+58%**	*761,351*
Plant & Infrastructure Engineering	**57,443**	***(11%)***	57,318	*(11%)*	**- %**	*517,271*
Consumer products & Machinery	**156,490**	***(31%)***	165,651	*(32%)*	**-6%**	*1,409,185*
Other	**60,262**	***(12%)***	64,221	*(12%)*	**-6%**	*542,656*
Total	**¥ 503,090**	***(100%)***	¥ 521,255	*(100%)*	**-3%**	*$ 4,530,302*

	Millions of yen				%	Thousands of U.S. dollars
	As of Sep. 30, 2004		As of Sep. 30, 2003		**Change**	*As of Sep. 30, 2004*
Order backlog :						
Shipbuilding	**¥ 226,411**	***(19%)***	¥ 162,497	*(14%)*	**+39%**	*$ 2,038,820*
Rolling Stock, Construction Machinery & Crushing Plant	**269,932**	***(23%)***	317,760	*(28%)*	**-15%**	*2,430,725*
Aerospace	**223,039**	***(19%)***	180,363	*(16%)*	**+24%**	*2,008,456*
Gas Turbines & Machinery	**160,254**	***(14%)***	136,379	*(12%)*	**+18%**	*1,443,080*
Plant & Infrastructure Engineering	**266,059**	***(23%)***	331,829	*(28%)*	**-20%**	*2,395,849*
Consumer products & Machinery	**-**	***(- %)***	-	*(- %)*	**-%**	*-*
Other	**27,358**	***(2%)***	25,294	*(2%)*	**+8%**	*246,357*
Total	**¥ 1,173,053**	***(100%)***	¥ 1,154,122	*(100%)*	**+2%**	*$ 10,563,287*

EXHIBIT 4

証券コード7012





第182期中間事業報告書

平成16年4月1日 ›› 平成16年9月30日



川崎重工業株式会社

株主のみなさまへ

事業構造改革を着実に実行し高収益体質の確立を目指します

初冬の候、株主のみなさまにはますますご清栄のこととお喜び申しあげます。

川崎重工グループの第182期中間事業報告書をお届けするにあたり、一言ご挨拶申しあげます。

当中間期におけるわが国経済は、堅調な個人消費や輸出の増加、企業収益の改善による民間設備投資の増加により、回復基調で推移しましたが、当社にとっては、公共事業の削減や鋼材をはじめとする素材価格の上昇など、総じて厳しい経営環境が継続しました。

このような環境の中で、当グループの当中間期における連結受注高は、前中間期に海外案件が集中した車両部門で減少したことなどにより、全体では5,030億円と前年同期比181億円の減少となりました。

連結売上高については、船舶部門、汎用機部門などで減少しましたが、車両部門、プラント・環境・鉄構部門などで増加したため、全体では前年同期を144億円上回る5,377億円となりました。

利益面につきましては、汎用機部門の好転などにより連結経常利益は70億円、中間純利益も33億円となりました（前年同期はそれぞれ9億円、33億円の損失）。

なお、当中間期の単独業績は、受注高2,950億円、売上高3,578億円、経常損失24億円、中間純損失16億円となりました。

利益配分につきましては、内部留保の充実に配慮しつつ、株主のみなさまへ安定的な配当を継続することを基本方針としておりますが、中間配当につきましては、誠に遺憾ながら見送らせていただくこととしました。

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し、社会の発展に貢献するという理念の下、技術やブランドで差別化された、優れた製品・サービスを提供することにより顧客満足度の向上を図り、企業価値を高め、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としております。

この基本方針の下、投下資本利益率（ROIC）9%（税引き前）の達成を中期経営計画の具体的目標として、「質主量従型経営」という指針に沿って、事業の選択と集中、ビジネスモデルの変革を柱とする事業構造改革に取り組み、高収益体質の確立を目指しております。

事業の選択と集中については、汎用機事業、航空宇宙事業を中核事業、車両事業、ガスタービン・機械事業を育成事業と位置づけ、これらの事業を収益の柱として強化するため、経営資源を重点的に投入しています。

一方、構造改革事業と位置づけた船舶事業、プラント・環境・鉄構事業については、船舶事業の分社、鉄構工場の4工場から1工場への集約など、さまざまな改革を行なってまいりました。しかしながら、特にプラント事業については、公共投資の削減や価格競争の激化など依然として厳しい状況に直面しており、収益

低迷から脱しきれないことから、平成17年4月に分社・独立するという形で抜本的な構造改革を実行することとしました。分社により、機動的で効率的な経営を追求するとともに、競争優位にある製品・分野に事業を絞り込むことなどを通じて、体質転換を図り、安定的な経営基盤の早期構築を目指します。

また、全ての事業部門において、収益力の強化という観点から、引き続きコストダウンをはじめとした損益分岐点の引き下げに取り組みます。加えて、高度な技術力とブランド力に裏付けられた付加価値の高い製品・サービスを提供することによって非価格競争力を一段と強化することに注力してまいります。さらに、為替変動に対しては、機動的な為替ヘッジに加え、コスト面での通貨の多様化を一層推進することなどによって、その影響を極小化してまいります。

激変する事業環境の中で、当グループは、このように中期経営計画に沿って事業構造改革を着実に実行し、収益力を強化していく所存でありますので、株主のみなさまにおかれましては、今後とも一層のご支援とご協力を賜わりますようお願い申しあげます。




連結売上高
連結経常利益
14,000
(億円)
12,000
10,000
8,000
6,000
4,000
2,000
0
11,602
12,600
5,232
5,377
200
(億円)
150
100
50
0
-50
160
121
70
-9
平成15年度 平成16年度
平成15年度 平成16年度
平成15年度(中間期)
平成15年度(通期)
平成16年度(中間期)
平成16年度(通期予想)

平成16年12月

取締役社長 田崎（たざき） 雅元（まさもと）

船舶事業

受注高は、LNG船2隻、LPG船1隻、ばら積み貨物船1隻、VLCC2隻の計6隻を受注した結果730億円となり、前中間期より263億円増加しました。

売上高は、LNG船、LPG船、ばら積み貨物船などを売上に計上しましたが、前中間期より72億円減少し、444億円となりました。

営業利益は、売上の減少と為替の影響などにより前中間期より10億円減少し、28億円となりました。

車両事業

受注高は、JR向け新幹線電車、札幌市向け地下鉄電車などを受注しましたが、大口輸出案件のあった前中間期より656億円減少し、370億円となりました。

売上高は、当中間期より台湾高速鉄道向け車両の納入を開始し、現地軌道工事も増加したことに加え、建設機械部門や破砕機部門も堅調に推移したことなどにより675億円となり、前中間期より97億円増加しました。

営業利益は、売上の増加により31億円となり、前中間期より17億円増加しました。


L
N
G

LNG運搬船「MUSCAT LNG」



台湾高速鉄道700T型車両（神戸港船積み）

セグメント別売上高


その他事業
11.1%
船舶事業
8.3%
車両事業
12.6%
航空宇宙事業
13.7%
ガスタービン・機械事業
12.7%
プラント・環境・鉄構事業
12.5%
汎用機事業
29.1%

■船舶事業


売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
-25
平成15年度
平成16年度
平成15年度
平成16年度

■車両事業


売上高
営業損益
2,000
1,500
1,000
500
0
75
25
0
平成15年度
平成16年度
平成15年度
平成16年度

平成15年度（中間期）　平成15年度（通期）
平成16年度（中間期）　平成16年度（通期予想）

航空宇宙事業

受注高は、航空機補用品などの防衛庁向けが若干減少したものの、ボーイング767・777旅客機分担製造品を中心に民需が増加したことにより342億円となり、前中間期より29億円増加しました。

売上高は734億円となり、前中間期より36億円増加しました。

営業利益は、好採算案件の売上減少や為替の影響などにより前中間期より10億円減少し、10億円となりました。

ガスタービン・機械事業

受注高は、ガスタービン部門のV2500、トレントなど民間航空機用エンジン分担製造品が増加したほか、機械部門の舶用タービン主機・ボイラが好調であったことなどにより845億円となり、前中間期より311億円増加しました。

売上高は、機械部門の空力機械が増加したことなどにより681億円となり、前中間期より23億円増加しました。

営業損益は、民間航空機用ジェットエンジンの開発費償却などにより前中間期より10億円減少し、3億円の損失となりました。



リージョナルジェット機「Embraer170」



自社開発ガスタービン「L20A」搭載コンバインドサイクル発電設備



航空宇宙事業
売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
平成15年度 平成16年度
平成15年度 平成16年度



ガスタービン・機械事業
売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
-25
平成15年度 平成16年度
平成15年度 平成16年度

□ 平成15年度(中間期) □ 平成15年度(通期)
□ 平成16年度(中間期) ⁝⁝ 平成16年度(通期予想)

プラント・環境・鉄構事業

受注高は、前中間期に大口案件のあったプラント部門は減少したものの、環境部門で都市ごみ焼却設備を受注したことに加え、鉄構部門の受注が堅調であったことにより、574億円とほぼ前中間期並みとなりました。

売上高は、プラント部門でイラン向け肥料・尿素プラント、環境部門で都市ごみ焼却設備、鉄構部門でLPGタンクなどを売上に計上した結果674億円となり、前中間期より169億円増加しました。

営業損益は、プラント部門で工程遅延や追加工事の発生にともない、工事コストが大幅に増加したことなどにより、71億円の損失となりました。

汎用機事業

売上高は、欧米向け二輪車や国内外向け産業用ロボットの販売が好調に推移しましたが、主要販売子会社の連結会計期間を、当社に合わせて3月決算へ変更したことなどにより、前中間期より91億円減少し、1,564億円となりました。

営業利益は、販売促進経費が減少したことなどにより48億円となり、損失を計上した前中間期より74億円増加しました。



日本甜菜製糖芽室工場向けボイラ発電設備



BRUTE FORCE 750 4x4i

■プラント・環境・鉄構事業


平成15年度(中間期)
平成15年度(通期)
平成16年度(中間期)
平成16年度(通期予想)
売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
-25
-50
-75
平成15年度
平成16年度

■汎用機事業


売上高
営業損益
4,000
3,000
2,000
1,000
0
200
150
100
50
0
-50
平成15年度
平成16年度

■その他事業（精機事業ほか）


売上高
営業損益
2,000
1,500
1,000
500
0
100
75
50
25
0
平成15年度
平成16年度

中間連結財務諸表

中間連結貸借対照表

(単位:百万円)

資産の部	当中間期 [平成16年9月30日現在]	前期 [平成16年3月31日現在]
流動資産	755,475	799,480
現金及び預金	36,519	43,064
受取手形及び売掛金	299,033	365,376
たな卸資産	358,126	335,064
繰延税金資産	20,884	19,429
その他	46,672	43,271
貸倒引当金	△5,761	△6,725
固定資産	358,553	357,424
有形固定資産	246,763	248,922
建物及び構築物	93,514	92,224
機械装置及び運搬具	57,952	58,391
土地	69,173	68,721
建設仮勘定	5,208	8,285
その他	20,914	21,299
無形固定資産	15,610	15,881
投資その他の資産	96,179	92,620
投資有価証券	66,052	60,199
長期貸付金	3,215	3,478
繰延税金資産	12,980	14,455
その他	18,415	18,587
貸倒引当金	△4,484	△4,100
資産合計	1,114,029	1,156,904

負債の部	当中間期 [平成16年9月30日現在]	前期 [平成16年3月31日現在]
流動負債	613,557	677,538
支払手形及び買掛金	269,656	286,116
短期借入金	148,183	168,651
未払法人税等	4,222	12,491
繰延税金負債	413	187
賞与引当金	12,806	14,288
保証工事引当金	1,621	2,155
受注工事損失引当金	1,176	5,018
その他	175,477	188,627
前受金	103,097	110,900
1年内償還社債	19,609	20,000
その他	52,770	57,727
固定負債	302,413	285,335
社債	163,677	138,286
長期借入金	60,418	72,533
繰延税金負債	2,537	2,035
退職給付引当金	67,753	63,758
役員退職慰労引当金	927	1,142
その他	7,099	7,580
負債合計	915,970	962,874
少数株主持分	3,931	3,854
資本の部		
資本金	81,427	81,427
資本剰余金	31,388	31,388
利益剰余金	80,591	80,468
その他有価証券評価差額金	16,565	13,265
為替換算調整勘定	△15,746	△16,283
自己株式	△98	△91
資本合計	194,127	190,175
負債、少数株主持分及び資本合計	1,114,029	1,156,904

中間連結財務諸表

中間連結損益計算書

（単位：百万円）

	当中間期 [平成16年4月1日～平成16年9月30日]	前中間期 [平成15年4月1日～平成15年9月30日]
売上高	537,715	523,269
売上原価	467,660	452,815
販売費及び一般管理費	63,109	68,838
営業利益	6,945	1,615
営業外収益	5,296	3,952
受取利息	(1,270)	(713)
受取配当金	(520)	(391)
有価証券売却益	(1,072)	(413)
持分法による投資利益	(452)	(325)
その他	(1,981)	(2,107)
営業外費用	5,196	6,531
支払利息	(3,138)	(3,941)
為替差損	(−)	(878)
その他	(2,058)	(1,711)
経常利益又は経常損失(△)	7,045	△963
特別利益	−	117
子会社株式売却益	(−)	(117)
特別損失	102	102
退職給付会計基準変更時差異	(102)	(102)
税金等調整前中間純利益又は中間純損失(△)	6,942	△948
法人税、住民税及び事業税	3,391	2,511
少数株主利益又は少数株主損失(△)	186	△63
中間純利益又は中間純損失(△)	3,364	△3,395

中間連結剰余金計算書

（単位：百万円）

	当中間期 [平成16年4月1日～平成16年9月30日]	前中間期 [平成15年4月1日～平成15年9月30日]
資本剰余金の部		
資本剰余金期首残高	31,388	24,682
資本剰余金増加高	0	6,705
自己株式処分差益	(0)	(−)
株式交換に係る新株発行に伴う増加高	(−)	(6,705)
資本剰余金中間期末残高	31,388	31,387
利益剰余金の部		
利益剰余金期首残高	80,468	77,069
利益剰余金増加高	3,364	−
中間純利益	(3,364)	(−)
利益剰余金減少高	3,242	6,327
中間純損失	(−)	(3,395)
配当金	(2,885)	(2,780)
役員賞与	(38)	(71)
連結子会社の会計期間変更による減少高	(221)	(−)
その他	(96)	(79)
利益剰余金中間期末残高	80,591	70,741

中間連結キャッシュ・フロー計算書

（単位：百万円）

	当中間期 [平成16年4月1日～平成16年9月30日]	前中間期 [平成15年4月1日～平成15年9月30日]
営業活動によるキャッシュ・フロー	19,815	11,000
投資活動によるキャッシュ・フロー	△11,309	△14,315
財務活動によるキャッシュ・フロー	△14,818	△4,587
現金及び現金同等物に係る換算差額	104	366
現金及び現金同等物の減少額	△6,207	△7,535
現金及び現金同等物の期首残高	42,375	59,837
連結子会社の会計期間変更による現金及び現金同等物の期首残高減少額	△38	−
新規連結に伴う現金及び現金同等物の増加高	−	1,329
連結除外に伴う現金及び現金同等物の減少高	−	△999
現金及び現金同等物の中間期末残高	36,128	52,632

中間単独財務諸表

中間貸借対照表の要旨

（単位:百万円）

	[平成16年9月30日現在] 当中間期	[平成16年3月31日現在] 前期
資産の部		
流動資産	547,525	590,073
現金預金	23,598	29,036
受取手形・売掛金	216,248	268,859
たな卸資産	237,668	227,018
その他	72,699	68,989
貸倒引当金	△2,688	△3,829
固定資産	285,787	280,554
有形固定資産	131,687	131,405
建物	40,109	38,400
機械装置	28,682	28,389
土地	38,947	38,968
その他	23,947	25,646
無形固定資産	9,543	9,237
投資その他の資産	144,556	139,910
投資有価証券	53,995	49,395
関係会社株式	72,242	71,278
関係会社出資金	3,408	3,021
その他	19,020	20,011
貸倒引当金	△4,110	△3,795
資産合計	833,312	870,628
負債の部		
流動負債	431,542	489,127
支払手形・買掛金	205,526	226,462
短期借入金	92,938	102,627
前受金	73,662	86,883
その他	59,415	73,153
固定負債	239,035	217,340
社債	161,677	136,286
長期借入金	46,722	52,535
その他	30,635	28,519
負債合計	670,578	706,468
資本の部		
資本金	81,427	81,427
資本剰余金	29,205	29,204
資本準備金	29,204	29,204
その他資本剰余金	1	－
利益剰余金	36,077	40,569
任意積立金	8,257	7,555
当期未処分利益	27,819	33,013
株式等評価差額金	16,113	13,038
自己株式	△88	△79
資本合計	162,734	164,160
負債・資本合計	833,312	870,628

中間損益計算書の要旨

（単位:百万円）

	[平成16年4月1日～平成16年9月30日] 当中間期	[平成15年4月1日～平成15年9月30日] 前中間期
売上高	357,843	297,370
売上原価	335,605	272,531
販売費及び一般管理費	24,729	30,605
営業損失	2,491	5,767
営業外収益	4,199	3,489
営業外費用	4,169	4,544
経常損失	2,461	6,822
特別利益	－	1,105
税引前中間純損失	2,461	5,717
法人税、住民税及び事業税	△855	△2,279
中間純損失	1,606	3,438
前期繰越利益	29,426	10,107
利益準備金取崩額	－	15,997
中間未処分利益	27,819	22,666

企業データ（単独）

会社概要

■創　　立　明治29年10月15日

■資 本 金　81,427,090,720円

■従 業 員　10,829名

■事 業 所

神戸本社　神戸市中央区東川崎町1丁目1番3号

東京本社　東京都港区浜松町2丁目4番1号

（平成16年9月30日現在）

役　員

取締役社長	田崎　雅元	監査役	前田　貢	執行役員	糸賀　興右
取締役副社長	西村　正	監査役	川本　洋	執行役員	天江　文昭
取締役副社長	佐伯　武彦	上席執行役員	佐藤　禔員	執行役員	渡辺　昭男
常務取締役	前田　卓也	執行役員	黒崎　泰充	執行役員	三嶋　和彦
常務取締役	森田　進一	執行役員	青木　昭二	執行役員	大山　正俊
常務取締役	寺崎　正俊	執行役員	中村　明人	執行役員	丹波　晨一
常務取締役	吉野　隆	執行役員	浜田　滋	執行役員	林　敏和
常務取締役	大橋　忠晴	執行役員	三原　修二	執行役員	能勢　修一
常務取締役	松崎　昭	執行役員	池田　光昭	執行役員	中野　民雄
常務取締役	元山　近思	執行役員	鶴谷　将俊	執行役員	瀬川　雅司
取締役	田所　修一	執行役員	野口　二郎	執行役員	堀川　英嗣
監査役	和田　義次	執行役員	富家　勝		
監査役	上田　忠男	執行役員	田中　德夫		

（平成16年9月30現在）

主な関係会社　（全136社）

株式会社川崎造船（船舶事業）
川重商事株式会社（その他事業）
株式会社カワサキプレシジョンマシナリ（その他事業）
株式会社カワサキマシンシステムズ（車両事業、ガスタービン・機械事業、汎用機事業）
日本飛行機株式会社（航空宇宙事業）
川重冷熱工業株式会社（ガスタービン・機械事業）
株式会社カワサキモータースジャパン（汎用機事業）
川重プラント株式会社（プラント・環境・鉄構事業）
川重工事株式会社（プラント・環境・鉄構事業）
大阪動力工業株式会社（プラント・環境・鉄構事業）
Kawasaki Motors Corp., U.S.A.（汎用機事業）
Kawasaki Motors Manufacturing Corp., U.S.A.（車両事業、汎用機事業）
Kawasaki Rail Car, Inc.（車両事業）
Kawasaki Construction Machinery Corp. of America（車両事業）
Kawasaki Motors Europe N.V.（汎用機事業）
Kawasaki Motors Enterprise (Thailand) Co., Ltd.（汎用機事業）
Kawasaki Motors (Phils.) Corporation（汎用機事業）

（平成16年9月30日現在）

株式情報（単独）

株主メモ

決算期	3月31日
定時株主総会	6月下旬
基準日	3月31日
名義書換代理人	中央三井信託銀行株式会社
同事務取扱場所	〒541-0041 大阪市中央区北浜2丁目2番21号 TEL:06-6202-7361 中央三井信託銀行株式会社 大阪支店　証券代行部
同取次所	中央三井信託銀行株式会社本店、全国各支店 日本証券代行株式会社本店、全国各支店

◆住所変更、名義書換請求等に必要な用紙のご請求は、名義書換代理人のフリーダイヤル0120-87-2031で24時間受付しております。

株式の状況

授権株式数	3,360,000,000株
発行済株式数	1,443,394,172株
株主総数	129,841名

所有者別株式保有状況



0.52%
12.24%
39.13%
39.09%
個人・その他
金融機関
国内法人
外国人
証券会社

（平成16年9月30日現在）

大株主

株主名	所有株式数	比率
日本トラスティ・サービス信託銀行株式会社（信託口）	81,962,000株	5.67％
日本マスタートラスト信託銀行株式会社（信託口）	66,854,000株	4.63％
みずほ信託退職給付信託みずほ銀行口 再信託受託者資産管理サービス信託	57,443,650株	3.97％
川崎重工業従業員持株会	55,740,296株	3.86％
日本生命保険相互会社	52,521,659株	3.63％
東京海上火災保険株式会社	49,199,389株	3.40％
川崎重工共栄会	30,751,192株	2.13％
日本興亜損害保険株式会社	29,177,999株	2.02％
JFEスチール株式会社	27,634,400株	1.91％
株式会社三井住友銀行	26,828,453株	1.85％

（平成16年9月30日現在）

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次回の配当金から、銀行口座に加え、郵便貯金口座（通常貯金口座）へのお振込によるお受け取りができるようになりましたのでご希望の株主様は、下記名義代理人あて配当金振込指定書をご請求のうえお申し込みください。

○事務のお取扱い（電話お問い合わせ・郵便物送付先）
中央三井信託銀行株式会社
証券代行部（証券代行事務センター）
〒168-0063　東京都杉並区和泉2丁目8番4号
TEL:03-3323-7111（9:00～17:00）

◆手続きに必要な用紙のご請求は、
フリーダイヤル0120-87-2031で24時間受付しております。

ECO Topics カワサキ エコ トピックス

「捨てる」から「活かす」へ

バイオマスエネルギーは、身近にある再生可能なグリーンエネルギー

川崎重工の「木質バイオマスガス化発電・熱供給システム」は製材残材、間伐材、剪定枝（せんてい）などを熱分解して可燃性ガスを作り、高い効率で熱と電気に変換します。



加圧流動床ガス化炉
ガスタービン発電システム
●木質バイオマス5～20トン／日程度に適する
[サイクロン]
[高温フィルター]
[ガスタービン発電機]
電力
ダスト
熱利用についてはさまざまな組み合わせが可能です
[加圧流動床ガス化炉]
空気
熱
温水
蒸気
空調（吸収冷温水機）
燃料自動供給装置
乾燥設備
破砕設備
製材残材、間伐材など
原料の性状により最適なシステムをご提案します
[固定床ガス化炉]
固定床ガス化炉
ガスエンジン発電システム
●木質バイオマス1～5トン／日程度に適する
ガス化反応
[サイクロン]
電力
[ガスエンジン発電機]
空気
木酢液
木炭
ダスト
[スクラバー]
[フィルター]

バイオマスをエネルギー利用すると

1 地球温暖化の防止
二酸化炭素の排出源である化石燃料を代替することにより温室効果ガスの削減に寄与します。

2 循環型社会の形成
地域で活用されていないバイオマス資源を有効利用することで地産地消の循環型社会への移行を加速します。

3 「バイオマス・ニッポン」の実現に貢献
「バイオマス・ニッポン」総合戦略にある含水率の低いバイオマスをエネルギー変換する技術に相当し、今後の導入・普及が期待されます。

4 地域経済の活性化
バイオマスの収集、エネルギー変換を中心に、新たな産業・雇用が生まれ、地域経済を活性化させます。

川崎重工業株式会社
TEL:078-371-9533（総務部株式担当）
ホームページアドレス http://www.khi.co.jp/



印刷時に有害な廃液が出ない「水なし印刷」で印刷しています。



R100
PRINTED WITH SOYINK

この報告書は古紙100%、白色度82%の再生紙を使用し、VOC（揮発性有機化合物）の発生の少ない植物性の大豆油インキで印刷しています。

EXHIBIT 3

平成16年度中（平成16年４月１日から
平成16年９月30日まで）

半　期　報　告　書

川崎重工業株式会社

（３６１００９）

目　　次

頁

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成16年11月25日
【中間会計期間】	平成16年度中 （自　平成16年４月１日　至　平成16年９月30日）
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　﨑　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	（078）682―5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 （神戸クリスタルタワー）
【電話番号】	（078）371―9551
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町２丁目４番１号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜２丁目１番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号）

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 最近３中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

連結会計年度		平成14年度中	平成15年度中	平成16年度中	平成14年度	平成15年度
会計期間		自 平成14年４月１日 至 平成14年９月30日	自 平成15年４月１日 至 平成15年９月30日	自 平成16年４月１日 至 平成16年９月30日	自 平成14年４月１日 至 平成15年３月31日	自 平成15年４月１日 至 平成16年３月31日
売上高	(百万円)	539,691	523,269	537,715	1,239,598	1,160,252
経常利益又は経常損失(△)	(百万円)	△8,795	△963	7,045	16,273	12,140
中間(当期)純利益又は中間純損失(△)	(百万円)	△3,487	△3,395	3,364	13,022	6,332
純資産額	(百万円)	159,450	180,879	194,127	174,584	190,175
総資産額	(百万円)	1,172,681	1,160,291	1,114,029	1,149,160	1,156,904
１株当たり純資産額	(円)	114.68	125.38	134.57	125.55	131.82
１株当たり中間(当期)純利益又は中間純損失(△)	(円)	△2.50	△2.35	2.33	9.34	4.37
潜在株式調整後１株当たり中間(当期)純利益	(円)	―	―	2.09	8.83	4.22
自己資本比率	(％)	13.5	15.5	17.4	15.1	16.4
営業活動によるキャッシュ・フロー	(百万円)	21,067	11,000	19,815	56,769	42,810
投資活動によるキャッシュ・フロー	(百万円)	△18,931	△14,315	△11,309	△26,826	△25,868
財務活動によるキャッシュ・フロー	(百万円)	△38,324	△4,587	△14,818	△59,600	△35,544
現金及び現金同等物の中間期末(期末)残高	(百万円)	54,069	52,632	36,128	59,837	42,375
従業員数	(名)	29,009	29,651	29,126	28,642	29,306

(注) １ 売上高には、消費税等は含まれていない。

２ 潜在株式調整後１株当たり中間(当期)純利益については、平成14年度中及び平成15年度中は１株当たり中間純損失が計上されているため記載していない。

(2)　提出会社の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

事業年度		平成14年度中	平成15年度中	平成16年度中	平成14年度	平成15年度
会計期間		自　平成14年４月１日 至　平成14年９月30日	自　平成15年４月１日 至　平成15年９月30日	自　平成16年４月１日 至　平成16年９月30日	自　平成14年４月１日 至　平成15年３月31日	自　平成15年４月１日 至　平成16年３月31日
売上高	(百万円)	379,592	297,370	357,843	894,715	782,550
経常利益又は経常損失(△)	(百万円)	△10,711	△6,822	△2,461	7,437	10,730
中間純損失(△)又は当期純利益	(百万円)	△5,853	△3,438	△1,606	6,057	6,908
資本金	(百万円)	81,427	81,427	81,427	81,427	81,427
発行済株式総数	(千株)	1,390,597	1,443,394	1,443,394	1,390,597	1,443,394
純資産額	(百万円)	135,247	158,376	162,734	146,494	164,160
総資産額	(百万円)	946,848	826,626	833,312	852,690	870,628
１株当たり中間(年間)配当額	(円)	―	―	―	2	2
自己資本比率	(%)	14.2	19.1	19.5	17.1	18.8
従業員数	(名)	14,071	11,408	10,829	11,568	10,937

(注)　1　売上高には、消費税等は含まれていない。

2　１株当たり純資産額、１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益については中間連結財務諸表を作成しているため記載を省略している。

2 【事業の内容】

当中間連結会計期間において、当グループ(提出会社及び関係会社)が営む事業の内容について、重要な変更はない。

3 【関係会社の状況】

(1) 当中間連結会計期間において、川重不動産㈱が、川崎興産㈱他1社(いずれも連結子会社)を吸収合併し、㈱カワサキライフコーポレーション(連結子会社)となった。

(2) 当中間連結会計期間において、主として以下の会社が新たに関係会社となった。

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有又は被所有割合(%)	関係内容
(持分法適用関連会社) スチールプランテック㈱	横浜市鶴見区	百万円 1,995	プラント・環境・鉄構事業	24.81	役員の兼任2名 (うち従業員2名)

(注) 1.「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載している。

4 【従業員の状況】

(1) 連結会社の状況

平成16年9月30日現在

事業の種類別セグメントの名称	従業員数(名)
船舶	2,532
車両	3,062
航空宇宙	5,600
ガスタービン・機械	2,866
プラント・環境・鉄構	3,443
汎用機	8,393
その他	2,656
全社共通	574
合計	29,126

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の状況

平成16年9月30日現在

従業員数(名)	10,829

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(3) 労働組合の状況

当中間連結会計期間中、連結会社において労働組合との間に特記すべき事項は生じていない。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

①当中間連結会計期間の連結業績の概況

当中間連結会計期間におけるわが国経済は、公共事業の削減、鋼材・原油を初めとする素材価格の上昇などが影響した一方で、個人消費や輸出の増加、企業収益の回復による民間設備投資の増加により、景気は回復基調で推移した。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は前中間連結会計期間に海外案件が集中した車両事業で減少したことなどにより、全体では5,030億円と前年同期比181億円減となった。

当中間連結会計期間の連結売上高については、船舶事業、汎用機事業などで減少したものの、車両事業、プラント・環境・鉄構事業などで増加し、全体では前年同期を144億円上回る5,377億円となった。

利益面については、為替レートは総じて円高ドル安傾向で推移したが、汎用機事業の好転や工事進行基準の範囲拡大等により、当中間連結会計期間の営業利益は69億円と前年同期比53億円増加し、経常損益は70億円の黒字、中間純損益も33億円の黒字を計上した（前年同期はそれぞれ９億円、33億円の赤字）。

また、当中間会計期間の単独業績については、受注高2,950億円、売上高3,578億円、経常損失24億円、中間純損失16億円となった。

なお、当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。

②当中間連結会計期間の主要セグメント別業績概要

［事業種類別セグメント］

船舶事業

連結受注高は、ＬＮＧ船２隻、ＬＰＧ船１隻、ばら積み貨物船１隻、ＶＬＣＣ２隻の計６隻を受注した結果、全体では730億円となり、ＬＮＧ船、ＶＬＣＣ等計10隻を受注した前年同期と比べ263億円の増加となった。

連結売上高はＬＮＧ船、ＬＰＧ船、ばら積み貨物船を売上に計上したが、前年同期比72億円減の444億円となった。また、営業利益は28億円となり、前中間連結会計期間に引き続き黒字を確保した。

車両事業

連結受注高は、ＪＲ向け新幹線電車、札幌市交通局向け地下鉄電車などを受注したが、大口輸出案件のあった前年同期と比べ656億円減の370億円となった。

連結売上高は、当中間連結会計期間より台湾向け高速鉄道車両の納入を開始したことに加え、現地軌道工事も増加したこと、建設機械部門や破砕機部門も堅調に推移したことから、全体では675億円と前年同期比97億円増加し、営業利益も31億円と前年同期比17億円増加した。

航空宇宙事業

連結受注高は、航空機補用品等の防衛庁向けが若干減少したものの７６７・７７７旅客機分担生産品を中心に民需が増加したため、全体では前年同期比29億円増の342億円となった。

連結売上高は、工事進行基準の適用金額基準を引き下げたことは増加要因になったが、７７７旅客機分担生産品の期中納入が減少したこと等もあり、全体では前年同期比36億円増加の734億円にとどまり、営業利益は10億円と前年同期から10億円減少した。

ガスタービン・機械事業

連結受注高は、ガスタービン部門のＶ２５００、トレントなど民間航空機用エンジン分担製造品が増加したほか、機械部門の舶用タービン主機・ボイラが好調で、前年同期から311億円増の845億円となった。

連結売上高は、機械部門の空力機械が増加したことなどにより、前年同期比23億円増の681億円となったが、民間航空機用ジェットエンジンの開発費償却などにより、営業損益は前年同期７億円の黒字から３億円の赤字となった。

プラント・環境・鉄構事業

連結受注高は、前中間連結会計期間に大口案件のあったプラント部門は減少したものの、環境部門で都市ごみ焼却設備を受注したこと、鉄構部門の受注が堅調であったことから、全体では574億円とほぼ前年同期並みとなった。

連結売上高はプラント部門でイラン向け肥料・尿素プラントなど、環境部門で地方公共団体向け都市ごみ焼却設備など、鉄構部門でＬＰＧタンクなどを売上に計上し、全体では前年同期比169億円増加の674億円となった。一方、営業損益は、プラント部門で工程遅延や追加工事の発生などにより、工事コストが予想より大幅に増加したため、前中間連結会計期間から悪化し71億円の損失となった。

汎用機事業

欧米向け二輪車や国内外向け産業用ロボットの販売は好調に推移したが、主要販売子会社の会計期間を提出会社に一致するよう変更したため、連結売上高は前年同期比91億円減少の1,564億円となった。一方、営業損益は、販売が好調なことに加え、販売促進経費が減少したことなどから前年同期26億円の赤字から48億円の黒字となった。

その他事業

連結売上高は、川重防災工業㈱が株式売却により連結対象から外れたことなどで、前年同期比18億円減少し600億円となったが、営業利益は中国向けが好調な油圧機器部門が寄与して、25億円と前年同期比で13億円の増益となった。

[所在地別セグメント]

日本は、提出会社の増収を主因に売上高は4,012億円と前年同期比349億円の増加となり、営業利益でも前年同期比41億円の増加の36億円となった。

北米は、車両事業での減少や汎用機事業で主要販売子会社の会計期間を変更した影響により売上高が前年同期比209億円減の810億円となった。また、営業利益は汎用機事業で増加となった一方、車両事業で減少となり、全体では前年同期並の10億円の赤字となった。

欧州についても汎用機事業で主要販売子会社の会計期間を変更した影響などにより売上高が前年同期比32億円減の408億円となったが、営業利益は前中間連結会計期間並の８億円となった。

アジアは、二輪車市場の伸長を主因に売上高は前年同期比36億円増の119億円となり、営業利益も前中間連結会計期間３億円の赤字から10億円の黒字となった。

(2) キャッシュ・フローの状況

当中間連結会計期間の連結キャッシュ・フローは、営業活動においては、売上債権の回収等により198億円の資金の純増（前中間連結会計期間は110億円の純増）となった。また、投資活動においては、設備投資などにより113億円の資金の純減（前中間連結会計期間は143億円の純減）、財務活動では、借入債務の圧縮を進めたことで148億円の資金の純減（前中間連結会計期間は45億円の純減）となった（フリーキャッシュ・フローは85億円の資金の純増）。これらの結果、当中間連結会計期間末の現金及び現金同等物残高は、前連結会計年度末に比べ62億円減少し361億円となった。

2 【生産、受注及び販売の状況】

従来、提出会社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、売上高が31,360百万円増加し、受注残高が同額減少している。詳細は「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表」のセグメント情報に記載している。

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	生産高（百万円）	前年同期比（%）
船舶	41,365	△13.9
車両	68,183	20.3
航空宇宙	74,726	△0.1
ガスタービン・機械	63,040	△15.1
プラント・環境・鉄構	77,883	25.3
汎用機	133,333	△5.8
その他	71,397	△2.2
合計	529,930	△0.1

(注)　上記金額には、消費税等は含まれていない。

(2) 受注実績

当中間連結会計期間における受注実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	受注高（百万円）	前年同期比（%）	受注残高（百万円）	前年同期比（%）
船舶	73,031	56.4	226,411	39.3
車両	37,080	△63.9	269,932	△15.0
航空宇宙	34,236	9.4	223,038	23.6
ガスタービン・機械	84,548	58.4	160,253	17.5
プラント・環境・鉄構	57,442	0.2	266,059	△19.8
汎用機	156,489	△5.5	—	—
その他	60,262	△6.1	27,358	8.1
合計	503,090	△3.4	1,173,053	1.6

(注) 1　上記金額には、消費税等は含まれていない。
2　汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	販売高（百万円）	前年同期比（%）
船舶	44,471	△13.9
車両	67,599	16.7
航空宇宙	73,459	5.2
ガスタービン・機械	68,170	3.6
プラント・環境・鉄構	67,463	33.5
汎用機	156,489	△5.5
その他	60,060	△2.9
合計	537,715	2.7

(注) 1 上記金額には、消費税等は含まれていない。

2 最近2中間連結会計期間における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

相手先	前中間連結会計期間		当中間連結会計期間	
	金額（百万円）	割合（%）	金額（百万円）	割合（%）
防衛庁	73,644	14.0	78,041	14.5

3 【対処すべき課題】

[経営の基本方針および経営目標]

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としている。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、安定的な配当を継続することを基本方針としている。

[目標とする経営指標]

目標とする経営指標は、投資家の期待する利益を上回る利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ（注））を採用している。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の圧縮を図ることにより、財務体質も強化していく。

具体的な目標数値としては、2006年度においてＲＯＩＣ（税引前）９％以上の達成を中期経営計画の目標として掲げている。

注：ＲＯＩＣ ＝（税引前利益 ＋ 支払利息）÷ 投下資本

[中期的経営戦略]

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指している。

その一環として、事業の選択と集中を進めており、航空宇宙事業、汎用機事業を中核事業として位置づけるとともに、今後の成長が期待される車両事業、ガスタービン・機械事業を育成事業と位置づけ、これらの事業を中心に経営資源を重点投入し、収益の柱として強化していく。一方、成熟市場で供給過剰状態にある、船舶事業、プラント・環境・鉄構事業については、これらを構造改革事業と位置づけ、事業構造の改革による収益力の向上を図っている。

また、質主量従型経営の方針の下、技術やブランドで差別化された製品・サービスの提供、さらにビジネスモデルの見直しによる収益力の強化についても継続的に取り組み、安定的で高収益な経営基盤の確立を目指していく。

[会社の対処すべき課題]

公共投資の低迷や鋼材等の素材価格の上昇など厳しい経営環境の中にあって、安定的な収益基盤を確立し、持続的な成長を果たすために、質主量従型経営方針のもとで引き続き収益力強化のための諸施策を推進するとともに、事業の構造改革を確実に推進していく。

収益力強化という点においては、コストダウンをはじめとした損益分岐点の引き下げに取り組む一方で、製品の差別化による競争力の強化にも注力している。具体的には、高度な技術力とブランド力に裏付けられた付加価値の高い製品・サービスを提供することによって非価格競争力を強化するとともに、製品のライフサイクルコストという観点からも顧客満足度を高めて製品競争力を強化していく。

また、当グループは海外売上高比率が40〜50%と高く、為替動向による業績への影響も大きいため、その対応として、機動的な為替ヘッジに加え、海外の生産拠点の活用をはじめとしたコスト面での通貨の多様化、製品競争力の強化による円建契約の拡大なども推進していく。

事業構造の改革という点では、中核・育成事業に経営資源を重点投入する一方で、構造改革事業については、船舶事業の分社による経営のフレキシビリティの向上と意識改革、鉄構事業の４工場から１工場への工場集約による損益分岐点の引き下げ等、様々な改革を行ってきたが、プラント・環境・鉄構事業を取り巻く経営環境は、公共投資の削減や価格競争の激化など依然として厳しい状況に直面しており、より一層の構造改革に取り組んでいく。その一環として、プラント事業を2005年４月に分社することとした。分社により、機動的で効率的な経営を追求するとともに、事業の選択と集中を加速し、競争優位にある製品や、今後成長の見込める環境保全・リサイクル分野に絞り込んで事業運営を行うなど、体質転換を図り、安定的な経営基盤の早期構築を目指す。

中核事業である航空宇宙事業では、防需大型機（次期固定翼哨戒機及び次期輸送機）の開発や、７Ｅ７等の民需新規大型プロジェクトの遂行に向けて、開発・生産体制の整備・拡充に取り組むなど、収益の柱として重点的に経営資源を投入して強化を図る。

育成事業であるガスタービン・機械事業では、産業用ガスタービン部門の成長戦略を推進中であり、提案営業力の強化、製品競争力の強化を図るとともに、中国をはじめとしたアジアおよび欧州向け事業展開を加速していく。また、車両事業についても、台湾高速鉄道プロジェクトを着実に完遂するとともに、北米、中国市場等における、後続の大型案件に確実に対応し、カワサキブランドの市場評価を高めて、将来の柱として育成していく。

当グループは、このように事業環境の変化に適応するとともに、持続的成長を目指し、中期経営計画に沿って諸施策を着実に実行しており、これをさらに継続することによって、企業価値の増大を図る。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等はない。

5 【研究開発活動】

当中間連結会計期間は、当グループ製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、および製品の差別化や付加価値向上に必要な基盤的技術の研究等を積極的に推進した。これらのための当中間連結会計期間における研究開発費は53億円である。

当中間連結会計期間における各事業セグメントの主な研究開発内容は以下の通りである。

船舶事業では、主要製品である液化天然ガス運搬船（ＬＮＧ船）を中心にした新船型開発、船殻構造の合理化研究をはじめ、自律型無人潜水機や自動操船システムの実用化開発などの新製品・新事業分野を中心に、１億円の研究開発投資を実施した。

車両事業では、車両分野では次世代車両の開発をはじめ、新しい接合技術による次世代通勤車両の開発、アクティブ制振技術や生産合理化、メンテナンス技術を中心に研究開発を実施した。建設機械分野では、排ガス規制・騒音規制に対応した次世代中大型ホイールローダ関連の開発を実施した。破砕機分野では新材料、鋳造技術の開発等を実施した。事業全体で３億円の研究開発投資を行った。

航空宇宙事業では、無人機等の新規分野への展開を目指した防衛関連の研究開発をはじめ、民間機、ＢＫ１１７－Ｃ２ヘリコプタ改良研究などの民需製品開発、将来民間機の研究、さらには成層圏プラットフォームや衛星フェアリングなどの宇宙分野を中心に４億円の研究開発投資を実施した。

ガスタービン・機械事業では、ガスタービン分野では、７MW級（Ｍ７Ａ）および２０MW級（Ｌ２０Ａ）ガスタービンエンジンをはじめとするコージェネ用高効率・低公害ガスタービン新機種の開発やそのシステム化、高温タービン設計技術・耐久性向上技術や低公害型燃焼器技術の高度化などの研究開発を実施した。機械分野では、護衛艦用推進装置や潜水艦用主機など防衛関連の研究開発のほか、ＣＣＰＰ用蒸気タービンや高効率ブロワなどの研究開発を中心に実施した。さらに、次世代型吸収冷温水機や分散型エネルギーシステムの開発を実施し、事業全体で８億円の研究開発投資を行った。

プラント・環境・鉄構事業では、エネルギー・環境・インフラ関連の開発に注力し、木質/畜産バイオマスエネルギー利用システム、燃料電池発電システム、風力発電システム、次世代型環境装置（ストーカ炉、直溶炉やガス化溶融炉、プラズマ拡張溶融炉（ＰＥＭ炉）、および廃棄物のリサイクルシステム）および橋梁用改良型合成床板などの製品開発に対し、事業全体で６億円の研究開発投資を行った。

汎用機事業では、二輪車用エンジンの開発を中心に、車体組立ロボットや新機種ロボットおよびそのコントローラの開発を含め、１億円の研究開発投資を実施した。

上記の他、本社研究開発部門は、各事業製品のシステム化・高度化、差別化、性能・品質向上、価格競争力強化のための基盤技術（各種シミュレーション技術・解析技術など）の研究開発を実施した。

また、将来を見据えた新型蓄電池、バイオマス利用等の次世代分散型エネルギーシステム、光・レーザ関連技術、ＩＴ・メカトロ技術を活用したメンテナンスや次世代生産システム技術等の独自新技術を研究開発した。この他、新型空気呼吸器、介護支援システムの開発、油圧ポンプ・コントロール弁の開発や精密加工技術を活かした新事業分野開発等を含め本社部門で26億円を投資した。

これらの研究開発の実施にあたっては、各事業と本社研究開発部門が相互に連携・協力し、総合技術力による製品の差別化、高度化を図っている。さらに、海外企業との共同開発をはじめ、先進分野での産・学・官とのコラボレーションを一層強化することにより、研究開発の効率化、新分野への取り組み強化を図っている。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はない。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却について、重要な変更はない。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	3,360,000,000
計	3,360,000,000

② 【発行済株式】

種類	中間会計期間末現在発行数（株）（平成16年９月30日）	提出日現在発行数（株）（平成16年11月25日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	1,443,394,172	同左	東京、大阪、名古屋、各証券取引所	―
計	1,443,394,172	同左	―	―

（注）１ 提出日現在の発行数には、平成16年11月１日からこの半期報告書提出日までの新株予約権の行使（旧商法に基づき発行された転換社債の転換を含む。）により発行された株式数は含まれていない。

２ 東京、大阪、名古屋は市場第一部である。

(2) 【新株予約権等の状況】

新株予約権に関する事項は、次のとおりである。

①2010年満期ユーロ円建転換社債型新株予約権付社債（平成15年12月８日発行）

	中間会計期間末現在（平成16年９月30日）	提出日の前月末現在（平成16年10月31日）
新株予約権の数（個）	25,000	25,000
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	137,362,637	137,362,637
新株予約権の行使時の払込金額（円）	182	182
新株予約権の行使期間	平成15年12月22日～ 平成22年９月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　182 資本組入額　91	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
新株予約権付社債の残高（百万円）	25,000	25,000

②2011年満期ユーロ円建転換社債型新株予約権付社債（平成16年９月21日発行）

	中間会計期間末現在 （平成16年９月30日）	提出日の前月末現在 （平成16年10月31日）
新株予約権の数（個）	25,000	25,000
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	107,758,620	107,758,620
新株予約権の行使時の払込金額（円）	232	232
新株予約権の行使期間	平成16年10月12日～ 平成23年９月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　232 資本組入額　116	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
新株予約権付社債の残高（百万円）	25,000	25,000

③商法旧第341条ノ２の規定に基づく転換社債

第５回無担保転換社債（平成６年８月10日発行）

	中間会計期間末現在 （平成16年９月30日）	提出日の前月末現在 （平成16年10月31日）
転換社債の残高（百万円）	17,118	17,118
転換価格（円）	459	459
資本組入額（円）	※	※

第７回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在 （平成16年９月30日）	提出日の前月末現在 （平成16年10月31日）
転換社債の残高（百万円）	9,609	9,609
転換価格（円）	598	598
資本組入額（円）	※	※

第８回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在 （平成16年９月30日）	提出日の前月末現在 （平成16年10月31日）
転換社債の残高（百万円）	7,520	7,520
転換価格（円）	598	598
資本組入額（円）	※	※

第９回無担保転換社債（平成８年７月25日発行）

	中間会計期間末現在 （平成16年９月30日）	提出日の前月末現在 （平成16年10月31日）
転換社債の残高（百万円）	7,039	7,039
転換価格（円）	598	598
資本組入額（円）	※	※

※　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果１円未満の端数を生じるときは、その端数を切り上げた額とする。

(3)　【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成16年９月30日	―	1,443,394	―	81,427	―	29,204

(4) 【大株主の状況】

平成16年９月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	81,962	5.67
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	66,854	4.63
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	57,443	3.97
川崎重工業従業員持株会	兵庫県神戸市中央区東川崎町１丁目１番３号	55,740	3.86
日本生命保険相互会社	東京都千代田区丸の内１丁目６番６号	52,521	3.63
東京海上火災保険株式会社	東京都千代田区丸の内１丁目２番１号	49,199	3.40
川崎重工共栄会	兵庫県神戸市中央区東川崎町１丁目１番３号	30,751	2.13
日本興亜損害保険株式会社	東京都千代田区霞が関３丁目７番３号	29,177	2.02
ＪＦＥスチール株式会社	東京都千代田区内幸町２丁目２番３号	27,634	1.91
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	26,828	1.85
計	―	478,113	33.12

(注) 第一勧業アセットマネジメント株式会社から平成16年８月13日付で大量保有報告書の提出があり、平成16年７月31日現在で以下の株式を所有している旨の報告を受けたが、当社として当中間会計期間末現在における実質所有株式数の確認ができないので、上記大株主の状況には含めていない。
なお、その大量保有報告書の内容は次のとおりである。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
第一勧業アセットマネジメント株式会社	東京都千代田区有楽町１丁目７番１号	35,335	2.44

(5) 【議決権の状況】

① 【発行済株式】

平成16年９月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式 798,000	―	―
	（相互保有株式） 普通株式 280,000	―	―
完全議決権株式（その他）	普通株式 1,433,192,000	1,433,192	―
単元未満株式	普通株式 9,124,172	―	一単元（1,000株） 未満の株式
発行済株式総数	1,443,394,172	―	―
総株主の議決権	―	1,433,192	―

（注） 1 「完全議決権株式（その他）」には証券保管振替機構名義の株式が、136,000株（議決権136個）含まれている。

2 「単元未満株式」には当社所有の自己株式196株および証券保管振替機構名義の株式800株が含まれている。

② 【自己株式等】

平成16年９月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
（自己保有株式）					
川崎重工業㈱	神戸市中央区東川崎町３丁目１番１号	798,000	―	798,000	0.05
（相互保有株式）					
川崎設備工業㈱	名古屋市中区大須１丁目21番８号	280,000	―	280,000	0.01
計	―	1,078,000	―	1,078,000	0.07

（注） 1 このほか、株主名簿上は当社名義となっているが、実質的に所有していない株式が4,000株（議決権４個）ある。

2 当該株式数は①「発行済株式」の「完全議決権株式（その他）」の中に含めている。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成16年４月	５月	６月	７月	８月	９月
最高（円）	187	171	180	179	167	178
最低（円）	165	146	159	156	148	159

（注） 最高・最低株価は、東京証券取引所市場第一部における株価である。

3 【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書提出日までの役員の異動は、次の通りである。

役職の異動

新役名及び職名	旧役名及び職名	氏　　名	異動年月日
取締役副社長 社長補佐 営業総括 環境ビジネスセンター・鉄構ビジネスセンター総括	取締役副社長 社長補佐 営業総括	西村　正	平成16年10月１日
取締役副社長 社長補佐 技術開発・生産総括 プラントビジネスセンター総括	取締役副社長 社長補佐 技術開発・生産総括	佐伯　武彦	平成16年10月１日
取締役	常務取締役 代表取締役 プラント・環境・鉄構カンパニープレジデント	前田　卓也	平成16年10月１日

(注)　当社では、コーポレートの全体最適を追求する戦略的意思決定機能と、それぞれの事業の業務執行機能を分離・強化して経営の効率性を高めるため、執行役員制度を導入している。前事業年度の有価証券報告書提出日後、当半期報告書提出日までの執行役員の異動は、次の通りである。

① 執行役員の担当業務の異動

	地　位	氏　名	新担当業務	旧担当業務	異動年月日
○	執行役員副社長	西村　正	社長補佐 営業総括 環境ビジネスセンター・鉄構ビジネスセンター総括	社長補佐 営業総括	平成16年10月１日
○	執行役員副社長	佐伯　武彦	社長補佐 技術開発・生産総括 プラントビジネスセンター総括	社長補佐 技術開発・生産総括	平成16年10月１日
	執行役員	富家　勝	環境ビジネスセンター長	プラント・環境・鉄構カンパニーバイスプレジデント兼環境ビジネスセンター長	平成16年10月１日
	執行役員	林　敏和	プラントビジネスセンター長	プラント・環境・鉄構カンパニーバイスプレジデント兼プラントビジネスセンター長	平成16年10月１日
	執行役員	能勢　修一	鉄構ビジネスセンター長	プラント・環境・鉄構カンパニーバイスプレジデント兼鉄構ビジネスセンター長	平成16年10月１日

○印は取締役である。

② 執行役員の退任

	地　位	氏　名	担　当　業　務	退任年月日
○	執行役員常務	前田　卓也	プラント・環境・鉄構カンパニープレジデント	平成16年10月１日

○印は取締役である。

第５　【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成している。

なお、前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成している。

また、当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第３項のただし書きにより、改正前の「中間連結財務諸表規則」に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成している。

なお、前中間会計期間（平成15年４月１日から平成15年９月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成16年４月１日から平成16年９月30日まで）は、改正後の中間財務諸表等規則に基づいて作成している。

また、当中間会計期間（平成16年４月１日から平成16年９月30日まで）については、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日内閣府令第５号）附則第３項のただし書きにより、改正前の「中間財務諸表等規則」に基づいて作成している。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）及び前中間会計期間（平成15年４月１日から平成15年９月30日まで）の中間連結財務諸表及び中間財務諸表については、朝日監査法人により中間監査を受け、当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）及び当中間会計期間（平成16年４月１日から平成16年９月30日まで）の中間連結財務諸表及び中間財務諸表については、あずさ監査法人により中間監査を受けている。

なお、朝日監査法人は平成16年１月１日付をもってあずさ監査法人と合併し、名称をあずさ監査法人に変更している。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		前中間連結会計期間末 (平成15年９月30日現在)			当中間連結会計期間末 (平成16年９月30日現在)			前連結会計年度の要約連結貸借対照表 (平成16年３月31日現在)		
区分	注記番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			54,111			36,519			43,064	
2 受取手形及び売掛金			299,800			299,033			365,376	
3 たな卸資産	注9		392,740			358,126			335,064	
4 繰延税金資産			20,648			20,884			19,429	
5 その他	注8		46,041			46,672			43,271	
貸倒引当金			△6,479			△5,761			△6,725	
流動資産合計			806,862	69.5		755,475	67.8		799,480	69.1
Ⅱ 固定資産										
1 有形固定資産	注1									
(1) 建物及び構築物	注9	98,226			93,514			92,224		
(2) 機械装置及び運搬具	注9	64,208			57,952			58,391		
(3) 土　地	注9	69,164			69,173			68,721		
(4) その他	注9	30,284	261,884		26,123	246,763		29,584	248,922	
2 無形固定資産	注10		11,576			15,610			15,881	
3 投資その他の資産										
(1) 投資有価証券	注2	53,805			66,052			60,199		
(2) 繰延税金資産		6,942			12,980			14,455		
(3) その他	注2	23,461			21,631			22,065		
貸倒引当金		△4,241	79,967		△4,484	96,179		△4,100	92,620	
固定資産合計			353,428	30.4		358,553	32.1		357,424	30.8
資産合計			1,160,291	100.0		1,114,029	100.0		1,156,904	100.0

区分	注記番号	前中間連結会計期間末(平成15年9月30日現在) 金額(百万円)		構成比(%)	当中間連結会計期間末(平成16年9月30日現在) 金額(百万円)		構成比(%)	前連結会計年度の要約連結貸借対照表(平成16年3月31日現在) 金額(百万円)		構成比(%)
(負債の部)										
Ⅰ 流動負債										
1 支払手形及び買掛金	注9		241,501			269,656			286,116	
2 短期借入金	注9		199,708			148,183			168,651	
3 繰延税金負債			1,513			413			187	
4 引当金										
(1) 賞与引当金		17,436			12,806			14,288		
(2) その他		4,162	21,598		2,797	15,604		7,174	21,463	
5 その他										
(1) 前受金		140,441			103,097			110,900		
(2) 一年以内に償還予定の社債		30,000			19,609			20,000		
(3) その他	注8	56,568	227,009		56,993	179,699		70,218	201,118	
流動負債合計			691,331	59.5		613,557	55.0		677,538	58.5
Ⅱ 固定負債										
1 社債	注9		113,286			163,677			138,286	
2 長期借入金	注9		91,892			60,418			72,533	
3 繰延税金負債			3,339			2,537			2,035	
4 退職給付引当金			58,803			67,753			63,758	
5 役員退職慰労引当金			958			927			1,142	
6 連結調整勘定			8,431			—			—	
7 その他			7,622			7,099			7,580	
固定負債合計			284,333	24.5		302,413	27.1		285,335	24.6
負債合計			975,664	84.0		915,970	82.2		962,874	83.2
(少数株主持分)										
少数株主持分			3,747	0.3		3,931	0.3		3,854	0.3
(資本の部)										
Ⅰ 資本金	注6		81,427	7.0		81,427	7.3		81,427	7.0
Ⅱ 資本剰余金			31,387	2.7		31,388	2.8		31,388	2.7
Ⅲ 利益剰余金			70,741	6.0		80,591	7.2		80,468	6.9
Ⅳ その他有価証券評価差額金			9,326	0.8		16,565	1.4		13,265	1.1
Ⅴ 為替換算調整勘定			△11,917	△1.0		△15,746	△1.4		△16,283	△1.4
Ⅵ 自己株式	注7		△85	△0.0		△98	△0.0		△91	△0.0
資本合計			180,879	15.5		194,127	17.4		190,175	16.4
負債、少数株主持分及び資本合計			1,160,291	100.0		1,114,029	100.0		1,156,904	100.0

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで) 金額(百万円)		百分比(%)	当中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで) 金額(百万円)		百分比(%)	前連結会計年度の要約連結損益計算書 (平成15年4月1日から 平成16年3月31日まで) 金額(百万円)		百分比(%)
Ⅰ 売上高	注1		523,269	100.0		537,715	100.0		1,160,252	100.0
Ⅱ 売上原価			452,815	86.5		467,660	86.9		998,416	86.0
売上総利益			70,454	13.4		70,054	13.0		161,835	13.9
Ⅲ 販売費及び一般管理費										
1 給料手当		20,257			18,784			39,093		
2 広告宣伝費		—			—			11,124		
3 貸倒引当金繰入額		228			174			1,579		
4 研究開発費	注2	—			—			14,740		
5 その他		48,352	68,838	13.1	44,150	63,109	11.7	73,047	139,585	12.0
営業利益			1,615	0.3		6,945	1.2		22,249	1.9
Ⅳ 営業外収益										
1 受取利息		713			1,270			2,796		
2 受取配当金		391			520			679		
3 持分法による投資利益		325			452			941		
4 有価証券売却益		413			1,072			918		
5 その他		2,107	3,952	0.7	1,981	5,296	0.9	1,827	7,162	0.6
Ⅴ 営業外費用										
1 支払利息		3,941			3,138			7,273		
2 為替差損		878			—			2,875		
3 その他		1,711	6,531	1.2	2,058	5,196	0.9	7,123	17,272	1.4
経常利益又は経常損失(△)			△963	△0.1		7,045	1.3		12,140	1.0
Ⅵ 特別利益										
1 子会社株式売却益	注3	117			—			117		
2 固定資産売却益	注4	—	117	0.0	—	—	—	1,149	1,267	0.1
Ⅶ 特別損失										
1 退職給付会計基準変更時差異償却額	注5	102			102			205		
2 事業整理損失	注6	—			—			754		
3 工場閉鎖に係る損失	注7	—	102	0.0	—	102	0.0	1,206	2,165	0.1
税金等調整前中間(当期)純利益又は中間純損失(△)			△948	△0.1		6,942	1.2		11,241	0.9
法人税、住民税及び事業税	注8	2,511			3,391			16,604		
法人税等調整額		—	2,511	0.4	—	3,391	0.6	△11,889	4,714	0.4
少数株主利益又は少数株主損失(△)			△63	△0.0		186	0.0		195	0.0
中間(当期)純利益又は中間純損失(△)			△3,395	△0.6		3,364	0.6		6,332	0.5

③ 【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで) 金額(百万円)		当中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで) 金額(百万円)		前連結会計年度 (平成15年4月1日から 平成16年3月31日まで) 金額(百万円)	
(資本剰余金の部)							
Ⅰ 資本剰余金期首残高			24,682		31,388		24,682
Ⅱ 資本剰余金増加高							
1 自己株式処分差益		—		0		0	
2 株式交換に係る新株発行に伴う増加高		6,705	6,705	—	0	6,705	6,705
Ⅲ 資本剰余金中間期末(期末)残高			31,387		31,388		31,388
(利益剰余金の部)							
Ⅰ 利益剰余金期首残高			77,069		80,468		77,069
Ⅱ 利益剰余金増加高							
1 中間(当期)純利益		—	—	3,364	3,364	6,332	6,332
Ⅲ 利益剰余金減少高							
1 中間純損失		3,395		—		—	
2 配当金		2,780		2,885		2,780	
3 役員賞与		71		38		71	
4 連結子会社の会計期間変更による減少高		—		221		—	
5 その他		79	6,327	96	3,242	80	2,933
Ⅳ 利益剰余金中間期末(期末)残高			70,741		80,591		80,468

④ 【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで)	当中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	前連結会計年度 (平成15年4月1日から 平成16年3月31日まで)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動による キャッシュ・フロー				
1 税金等調整前中間(当期) 純利益又は中間純損失(△)		△948	6,942	11,241
2 減価償却費		15,796	15,130	32,589
3 退職給付引当金の増加額		2,256	4,016	7,172
4 賞与引当金の減少額		△2,801	△1,547	△5,707
5 貸倒引当金の増加額 又は減少額(△)		277	△633	817
6 受注工事損失引当金の 増加額又は減少額(△)		—	△3,849	4,256
7 事業構造改善費用引当金 の減少額		△1,047	—	△2,259
8 たな卸資産処分損		—	—	1,698
9 子会社株式売却益		△117	—	—
10 株式売却損益		△413	△1,072	△1,035
11 固定資産売却損益		△311	△136	3,344
12 受取利息及び受取配当金		△1,105	△1,790	△3,475
13 支払利息		3,941	3,138	7,273
14 売上債権の減少額		80,613	73,347	8,777
15 たな卸資産の増加額(△) 又は減少額		△40,904	△18,659	9,990
16 その他流動資産の 増加額		△8,239	△4,458	△8,857
17 仕入債務の減少額		△51,844	△20,292	△1,022
18 前受金の増加額 又は減少額(△)		39,963	△7,935	11,152
19 その他流動負債の減少額		△12,630	△8,869	△5,175
20 その他		△809	△3	602
小計		21,675	33,325	71,382
21 利息及び配当金の受取額		1,725	2,423	3,394
22 利息の支払額		△3,986	△3,179	△7,914
23 法人税等の支払額		△8,415	△12,754	△11,717
24 過大請求事案に係る返還金	注2	—	—	△12,335
営業活動による キャッシュ・フロー		11,000	19,815	42,810

区分	注記番号	前中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで) 金額(百万円)	当中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで) 金額(百万円)	前連結会計年度 (平成15年4月1日から 平成16年3月31日まで) 金額(百万円)
Ⅱ 投資活動による キャッシュ・フロー				
1 定期預金(預入期間3ヶ月超)の純増加額(△)又は純減少額		△131	329	624
2 有形固定資産取得による支出		△14,668	△12,248	△32,558
3 有形固定資産売却による収入		1,583	1,163	8,228
4 無形固定資産取得による支出		△2,477	△2,188	△6,332
5 無形固定資産売却による収入		11	16	268
6 投資有価証券取得による支出		△406	△1,005	△1,029
7 投資有価証券売却による収入		819	1,499	2,881
8 短期貸付金の純減少額		234	792	835
9 長期貸付けによる支出		△34	△39	△329
10 長期貸付金の回収による収入		122	320	591
11 その他		631	50	950
投資活動による キャッシュ・フロー		△14,315	△11,309	△25,868
Ⅲ 財務活動による キャッシュ・フロー				
1 短期借入金の純増加額又は純減少額(△)		13,682	△18,502	△16,319
2 長期借入れによる収入		15,674	4,563	19,499
3 長期借入金の返済による支出		△11,928	△22,920	△31,749
4 社債の発行による収入		―	45,000	25,000
5 社債の償還による支出		△19,079	△20,000	△29,079
6 自己株式取得に伴う支出		△61	△10	△15
7 配当金の支払額		△2,746	△2,871	△2,753
8 少数株主への配当金の支払額		△128	△75	△126
財務活動による キャッシュ・フロー		△4,587	△14,818	△35,544
Ⅳ 現金及び現金同等物に係る換算差額		366	104	△190
Ⅴ 現金及び現金同等物の減少額		△7,535	△6,207	△18,792
Ⅵ 現金及び現金同等物の期首残高		59,837	42,375	59,837
Ⅶ 連結子会社の会計期間変更による現金及び現金同等物の期首残高減少額		―	△38	―
Ⅷ 新規連結に伴う現金及び現金同等物の増加高		1,329	―	1,329
Ⅸ 連結除外に伴う現金及び現金同等物の減少高		△999	―	―
Ⅹ 現金及び現金同等物の中間期末(期末)残高	注1	52,632	36,128	42,375

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで)	当中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	前連結会計年度 (平成15年4月1日から 平成16年3月31日まで)
1　連結の範囲に関する事項 (1) 連結子会社の数　103社 主要な連結子会社名　㈱川崎造船、㈱カワサキプレシジョンマシナリ、川重商事㈱、㈱カワサキマシンシステムズ、㈱カワサキモータースジャパン、川重冷熱工業㈱、日本飛行機㈱、 Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Motors Europe N.V. (注)連結子会社の増加5社のうち、Flutek, Ltd.は株式取得により、また従来関連会社(持分法適用)であった日本飛行機㈱は株式交換により子会社となったため、その子会社である日飛興産㈱他2社とともに連結の範囲に含めた。 また、連結子会社の減少6社のうち川重防災工業㈱は株式売却により子会社から関連会社(持分法適用)となったため、連結の範囲から除外した。	1　連結の範囲に関する事項 (1) 連結子会社の数　100社 主要な連結子会社名　㈱川崎造船、日本飛行機㈱、川重冷熱工業㈱、川重プラント㈱、大阪動力工業㈱、川重工事㈱、㈱カワサキモータースジャパン、㈱カワサキマシンシステムズ、㈱カワサキプレシジョンマシナリ、川重商事㈱、 Kawasaki Rail Car, Inc., Kawasaki Construction Machinery Corp. of America, Kawasaki Motors Corp., U.S.A., Kawasaki Motors Europe N.V., Kawasaki Motors (Phils.) Corporation., Kawasaki Motors Manufacturing Corp., U.S.A., Kawasaki Motors Enterprise (Thailand) Co., Ltd. (注)連結子会社の増加2社は、いずれも新規設立により連結の範囲に含めた。 また、連結子会社の減少3社のうち川崎興産㈱他1社は合併したため、他1社は清算したため連結の範囲から除外した。	1　連結の範囲に関する事項 (1) 連結子会社の数は101社であり、その主要な会社名は「第1企業の概況」の「4　関係会社の状況」に記載している。 (注)連結子会社の増加5社のうち、Flutek, Ltd.は株式取得により、また従来関連会社(持分法適用)であった日本飛行機㈱は株式交換により子会社となったため、その子会社である日飛興産㈱他2社とともに連結の範囲に含めた。また、連結子会社の減少8社のうち川重防災工業㈱は株式売却により子会社から関連会社(持分法適用)となったため、連結の範囲から除外した。
(2) 主要な非連結子会社名 大動プラントサービス㈱(休眠中)	(2) 主要な非連結子会社名 同左	(2) 主要な非連結子会社名 同左
(3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、中間連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(3)　同左	(3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。
2　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は16社であり、それぞれ次のとおりである。 非連結子会社…―社 関連会社………16社　川崎設備工業㈱、川重防災工業㈱ほか (注)従来、子会社であった川重防災工業㈱は、株式売却により関連会社となったため、持分法の適用範囲に含めた。 また、従来、関連会社であった日本飛行機㈱は、株式交換により子会社となったため、持分法の適用範囲から除外した。	2　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 非連結子会社…―社 関連会社………18社　川崎設備工業㈱、川重防災工業㈱ほか (注)当連結会計年度より、スチールプランテック㈱は株式取得したため、他1社は新規設立したため、持分法の適用範囲に含めた。	2　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は16社であり、それぞれ次のとおりである。 非連結子会社…―社 関連会社………16社　川崎設備工業㈱、川重防災工業㈱ほか (注)従来、子会社であった川重防災工業㈱は、株式売却により関連会社となったため、持分法の適用範囲に含めた。また、従来、関連会社であった日本飛行機㈱は、株式交換により子会社となったため、持分法の適用範囲から除外した。

前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	前連結会計年度 (平成15年４月１日から 平成16年３月31日まで)
(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて中間連結財務諸表に与える影響が重要でないため持分法を適用していない。	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 同左	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。
3 連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car,Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp.of America、 Kawasaki Precision Machinery(U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、	3 連結子会社の中間決算日等に関する事項 ㈱カワサキモータースジャパン、㈱フライングケイ、 Kawasaki Motors Corp., U.S.A.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car,Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp.of America、 Kawasaki Precision Machinery(U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、	3 連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car,Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp.of America、 Kawasaki Precision Machinery(U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、

前中間連結会計期間 (平成15年4月1日から 平成15年9月30日まで)	当中間連結会計期間 (平成16年4月1日から 平成16年9月30日まで)	前連結会計年度 (平成15年4月1日から 平成16年3月31日まで)
Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、Kawasaki Aeronautica Do Brasil Industria Ltda.、Flutek, Ltd. 川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の中間決算日は毎年6月30日であり、また川重鉄構工事㈱の中間決算日は毎年8月31日であり、中間連結決算日（毎年9月30日）と異なっているが、その差異が3ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、Kawasaki Aeronautica Do Brasil Industria Ltda.、Flutek, Ltd. 川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、及び川崎重工産業機械貿易（上海）有限公司の中間決算日は毎年6月30日であり、また川重鉄構工事㈱の中間決算日は毎年8月31日であり、中間連結決算日（毎年9月30日）と異なっている。 上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A. 、Kawasaki Motors Europe N.V.他2社については、中間連結決算日において仮決算を実施した上で連結している。その他の27社についてはその差異が3ヶ月を超えないため、中間連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	Kawasaki Robotics G.m.b.H.、Kawasaki Machine Systems Korea,Ltd.、KHI Design & Technical Service Inc.、Kawasaki do Brasil Industria e Comercio Ltda.、Kawasaki Aeronautica Do Brasil Industria Ltda.、Flutek, Ltd. 川崎重工大連科技開発有限公司、及び武漢川崎船用機械有限公司の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年2月末日であり、連結決算日（毎年3月31日）と異なっているが、その差異が3ヶ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。
4 会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 主として個別法、移動平均法及び先入先出法による原価法により評価している。	4 会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 同左 ②たな卸資産 同左	4 会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 同左

前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	前連結会計年度 (平成15年４月１日から 平成16年３月31日まで)
③デリバティブ取引により生ずる正味の債権債務 時価法により評価している	③デリバティブ取引により生ずる正味の債権債務 同左	③デリバティブ取引により生ずる正味の債権債務 同左
(2) 減価償却資産の減価償却の方法	(2) 減価償却資産の減価償却の方法	(2) 減価償却資産の減価償却方法
①有形固定資産 主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。	①有形固定資産 同左	①有形固定資産 同左
②無形固定資産 定額法により償却している。	②無形固定資産 同左	②無形固定資産 同左
(3) 引当金の計上基準	(3) 引当金の計上基準	(3) 引当金の計上基準
①貸倒引当金 債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	①貸倒引当金 同左	①貸倒引当金 同左
②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。	②賞与引当金 同左	②賞与引当金 同左
③保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。	③保証工事引当金 同左	③保証工事引当金 同左
④事業構造改善費用引当金 前連結会計年度から実施している鉄構事業の生産拠点集約により当下半期以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。	――――――	――――――
⑤受注工事損失引当金 当中間連結会計期間末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当中間連結会計期間末時点で当該損失額を合理的に見積ることが可能な工事について、当下半期以降の損失見積額を計上している。	⑤受注工事損失引当金 同左	⑤受注工事損失引当金 当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。

<table>
<tr><th>前中間連結会計期間
(平成15年４月１日から
平成15年９月30日まで)</th><th>当中間連結会計期間
(平成16年４月１日から
平成16年９月30日まで)</th><th>前連結会計年度
(平成15年４月１日から
平成16年３月31日まで)</th></tr>
<tr><td>⑥退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異（130,927百万円）は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。
また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。</td><td>⑥退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当中間連結会計期間末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額の1/2を当中間連結会計期間に費用処理している。
また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。</td><td>⑥退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。
また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。</td></tr>
<tr><td>⑦役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。</td><td>⑦役員退職慰労引当金
同左</td><td>⑦役員退職慰労引当金
同左</td></tr>
<tr><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同左</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同左</td></tr>
<tr><td>(5) 重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>(5) 重要なリース取引の処理方法
同左</td><td>(5) 重要なリース取引の処理方法
同左</td></tr>
<tr><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
繰延ヘッジ処理を採用している。
②ヘッジ手段とヘッジ対象
ヘッジ手段：為替予約、通貨スワップ ／ ヘッジ対象：外貨建金銭債権・債務等(予定取引を含む)
ヘッジ手段：金利スワップ、金利オプション ／ ヘッジ対象：借入金
③ヘッジ方針
社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。</td><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
同左
②ヘッジ手段とヘッジ対象
ヘッジ手段：為替予約、通貨オプション ／ ヘッジ対象：外貨建金銭債権・債務等(予定取引を含む)
ヘッジ手段：金利スワップ、金利オプション ／ ヘッジ対象：借入金
③ヘッジ方針
各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。</td><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
同左
②ヘッジ手段とヘッジ対象
ヘッジ手段：為替予約、通貨スワップ ／ ヘッジ対象：外貨建金銭債権・債務等(予定取引を含む)
ヘッジ手段：金利スワップ、金利オプション ／ ヘッジ対象：借入金
③ヘッジ方針
同左</td></tr>
</table>

前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	前連結会計年度 (平成15年４月１日から 平成16年３月31日まで)
④ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。 (7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっている。 5　中間連結キャッシュ・フロー計算書における資金の範囲 中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。	④ヘッジ有効性評価の方法 同左 (7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5　中間連結キャッシュ・フロー計算書における資金の範囲 同左	④ヘッジ有効性評価の方法 同左 (7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。

会計方針の変更

前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	前連結会計年度 (平成15年４月１日から 平成16年３月31日まで)
――――――	従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が31,360百万円、営業利益・経常利益・税金等調整前中間純利益が3,394百万円それぞれ増加している。なお、セグメント別の影響については「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表」のセグメント情報に記載している。	――――――

表示方法の変更

前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)
1　(中間連結貸借対照表関係) (1) 固定負債の「連結調整勘定」は、重要性の観点から区分掲記した。 なお、前中間連結会計期間の「連結調整勘定」は28百万円（借方残高）で、無形固定資産に含めて表示している。 (2) 有形固定資産の「土地」は、資産合計額の百分の五を超えたため区分掲記した。 なお、前中間連結会計期間の「土地」は54,345百万円で、有形固定資産の「その他」に含めて表示している。 2　(中間連結損益計算書関係) 販売費及び一般管理費の「広告宣伝費」は、販売費及び一般管理費の総額の百分の十以下となったため、販売費及び一般管理費の「その他」に含めて表示している。 なお、販売費及び一般管理費の「その他」に含まれている「広告宣伝費」の金額は5,844百万円である。	1　(中間連結貸借対照表関係) (1) 「連結調整勘定」は、重要性が低下したため、無形固定資産に含めて表示している。 なお、無形固定資産に含まれている「連結調整勘定」の金額は1,998百万円（借方残高）である。 ―――――― ――――――

追加情報

前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	前連結会計年度 (平成15年４月１日から 平成16年３月31日まで)
平成15年４月１日付で株式交換により完全子会社となった日本飛行機株式会社は、平成15年５月、過年度の防衛庁との取引に関し、過大請求の事実が判明したため、同庁に対し補正の申し出を行なった。 補正額については現在調査中であり、当中間連結会計期間末においては見積り不能であるため、当中間連結会計期間の連結財務諸表においては、当該事案の影響を織り込まず、株式交換日の直前期末日における同社資産・負債の時価評価額に基づきパーチェス法による連結処理を行ない、8,295百万円の貸方連結調整勘定を計上したが、補正額が確定すれば当該時価評価額を修正する予定である。従い、当中間連結会計期間においては、当該貸方連結調整勘定の償却は実施していない。	当中間連結会計期間より、６月30日を中間決算日とする㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他２社については、中間連結決算日において仮決算を実施した上連結することに変更した。なお、３か月分の損益は利益剰余金で調整している。この変更は、証券取引所の要請により四半期業績の開示をしたことを契機に期間損益の適正化を図り、開示の透明性を向上するために行ったものである。当該変更に伴い、利益剰余金が221百万円減少している。	日本飛行機株式会社が、平成15年４月１日付で株式交換により当社の完全子会社となったため、株式交換日における資産・負債の時価評価額に基づきパーチェス法による連結処理を行い、2,974百万円の連結調整勘定を計上している。

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 (平成15年９月30日現在)	当中間連結会計期間 (平成16年９月30日現在)	前連結会計年度 (平成16年３月31日現在)
1　有形固定資産に対する減価償却累計額は、554,640百万円である。	1　有形固定資産に対する減価償却累計額は、538,291百万円である。	1　有形固定資産に対する減価償却累計額は、531,972百万円である。
――――――	――――――	2　非連結子会社及び関連会社に係る注記 株式　7,589百万円 出資金　4,808
3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　11,642百万円 (財)日本航空機エンジン協会　3,399 民間航空機(株)　2,118 (株)ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,414 その他　3,900 計　24,079 (2) 従業員住宅資金の銀行借入金　4,205百万円 (3) 合計　28,285百万円	3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　9,228百万円 (財)日本航空機エンジン協会　3,533 (株)ギャラクシーエクスプレス　1,603 民間航空機(株)　1,578 P.T. Indocement Tunggal Prakarsa　1,236 その他15社　3,099 計　20,280 (2) 従業員住宅資金の銀行借入金　3,325百万円 (3) 合計　23,605百万円	3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　9,916百万円 (財)日本航空機エンジン協会　3,399 民間航空機(株)　2,081 (株)ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,343 その他13社　3,337 計　21,681 (2) 従業員住宅資金の銀行借入金　3,788百万円 (3) 合計　25,469百万円
4　受取手形割引高は、172百万円である。	4　受取手形割引高は、63百万円である。	4　受取手形割引高は、140百万円である。
5　受取手形裏書譲渡高は、60百万円である。	――――――	5　受取手形裏書譲渡高は、18百万円である。
6　当社の発行済株式総数は、普通株式1,443,394千株である。	6　当社の発行済株式総数は、普通株式1,443,394千株である。	6　当社の発行済株式総数は、普通株式1,443,394千株である。
7　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式812千株である。	7　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式893千株である。	7　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式852千株である。
8　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	8　同左	8　同左

前中間連結会計期間末 (平成15年９月30日現在)	当中間連結会計期間末 (平成16年９月30日現在)	前連結会計年度末 (平成16年３月31日現在)
９　担保資産及び担保付債務 (1) 担保資産 たな卸資産　12,849百万円 建物及び構築物　4,581 機械装置及び運搬具　285 土地　5,257 その他　158 計　23,131 上記のうち、工場財団抵当に供している資産 建物及び構築物　177百万円 機械装置及び運搬具　285 土地　111 計　574 (2) 担保付債務 支払手形及び買掛金　47百万円 短期借入金　19,007 長期借入金　12,190 計　31,245 上記のうち、工場財団抵当に対応する債務 短期借入金　817百万円 長期借入金　17 ――――――	９　担保資産及び担保付債務 (1) 担保資産 たな卸資産　4,575百万円 建物及び構築物　4,280 機械装置及び運搬具　260 土地　3,727 その他　45 計　12,888 上記のうち、工場財団抵当に供している資産 建物及び構築物　119百万円 機械装置及び運搬具　259 土地　77 計　456 (2) 担保付債務 支払手形及び買掛金　54百万円 短期借入金　7,387 社債　2,000 長期借入金　9,190 計　18,632 上記のうち、工場財団抵当に対応する債務 短期借入金　7百万円 ――――――	９　担保資産及び担保付債務 (1) 担保資産 たな卸資産　8,336百万円 建物及び構築物　3,575 機械装置及び運搬具　277 土地　3,694 その他　45 計　15,929 上記のうち、工場財団抵当に供している資産 建物及び構築物　123百万円 機械装置及び運搬具　277 土地　77 計　478 (2) 担保付債務 支払手形及び買掛金　65百万円 短期借入金　13,429 長期借入金　10,226 計　23,721 上記のうち、工場財団抵当に対応する債務 短期借入金　134百万円 10　無形固定資産に含まれている連結調整勘定の残高は2,296百万円である。

（中間連結損益計算書関係）

前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	前連結会計年度 (平成15年４月１日から 平成16年３月31日まで)
1　当グループ（連結会社）の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	1　当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、連結会計年度の上半期と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	――――――
――――――	――――――	2　一般管理費及び当期製造費用に含まれる研究開発費は14,740百万円である。
3　子会社株式売却益は、川重防災工業㈱の株式売却益である。	――――――	3　子会社株式売却益は、川重防災工業㈱株式の一部売却によるものである。
――――――	――――――	4　固定資産売却益は、社宅跡地等の売却によるものである。
5　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。	5　同左	5　同左
――――――	――――――	6　事業整理損失は、主として川崎食品産業㈱の営業譲渡にともなう退職金等である。
――――――	――――――	7　工場閉鎖に係る損失は、旧野田工場内の建物等の除却損・解体撤去費用及び跡地の一部売却益である。
8　当中間連結会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	8　同左	――――――

（中間連結キャッシュ・フロー計算書関係）

<table>
<tr><th>前中間連結会計期間
（平成15年４月１日から
平成15年９月30日まで）</th><th>当中間連結会計期間
（平成16年４月１日から
平成16年９月30日まで）</th><th>前連結会計年度
（平成15年４月１日から
平成16年３月31日まで）</th></tr>
<tr><td>1　現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係
現金及び預金勘定　54,111百万円
預入期間が３ヶ月を超える定期預金　△1,478
現金及び現金同等物　52,632
―――――――</td><td>1　現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に掲記されている科目の金額との関係
現金及び預金勘定　36,519百万円
預入期間が３ヶ月を超える定期預金　△391
現金及び現金同等物　36,128
―――――――</td><td>1　現金及び現金同等物の連結会計年度末残高と連結貸借対照表に掲記されている科目の金額との関係
現金及び預金勘定　43,064百万円
預入期間が３ヶ月を超える定期預金　△688
現金及び現金同等物　42,375

2　過大請求事案に係る返還金は、日本飛行機㈱による防衛庁等に対する過大請求事案に係る支払額である。</td></tr>
</table>

(リース取引関係)

前中間連結会計期間(平成15年4月1日から平成15年9月30日まで)

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	13,838	5,032	8,806
その他	11,124	5,280	5,843
無形固定資産	1,792	828	964
合計	26,755	11,141	15,613

② 未経過リース料中間期末残高相当額

1年内	4,663百万円
1年超	11,693
合計	16,356

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,562百万円
減価償却費相当額	2,392
支払利息相当額	207

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤ 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

未経過リース料

1年内	149百万円
1年超	142
合計	292

当中間連結会計期間(平成16年4月1日から平成16年9月30日まで)

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	中間期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	16,252	5,638	10,613
その他	10,066	5,728	4,338
無形固定資産	1,678	949	729
合計	27,997	12,315	15,681

② 未経過リース料中間期末残高相当額

1年内	4,604百万円
1年超	11,989
合計	16,593

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,585百万円
減価償却費相当額	2,407
支払利息相当額	200

④ 減価償却費相当額の算定方法

同左

⑤ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	408百万円
1年超	1,205
合計	1,614

前連結会計年度(平成15年4月1日から平成16年3月31日まで)

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	14,131	5,177	8,954
その他	10,807	5,839	4,968
無形固定資産	1,776	942	833
合計	26,714	11,959	14,755

② 未経過リース料期末残高相当額

1年内	4,524百万円
1年超	11,100
合計	15,625

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	5,109百万円
減価償却費相当額	4,761
支払利息相当額	431

④ 減価償却費相当額の算定方法

同左

⑤ 利息相当額の算定方法

同左

(2) オペレーティングリース取引

未経過リース料

1年内	404百万円
1年超	1,386
合計	1,791

前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

２　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額（百万円）	減価償却累計額（百万円）	中間期末残高（百万円）
有形固定資産			
機械装置及び運搬具	1,288	566	722
その他	259	120	138
無形固定資産	106	60	46
合計	1,654	746	908

②　未経過リース料中間期末残高相当額

１年内	447百万円
１年超	960
合計	1,408

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	172百万円
減価償却費	151
受取利息相当額	22

④　利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティングリース取引

該当取引なし

当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

２　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額（百万円）	減価償却累計額（百万円）	中間期末残高（百万円）
有形固定資産			
機械装置及び運搬具	1,207	637	569
その他	294	185	108
無形固定資産	96	65	31
合計	1,598	888	709

②　未経過リース料中間期末残高相当額

１年内	478百万円
１年超	803
合計	1,282

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	155百万円
減価償却費	137
受取利息相当額	15

④　利息相当額の算定方法

同左

(2) オペレーティングリース取引

同左

前連結会計年度（平成15年４月１日から平成16年３月31日まで）

２　貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額、減価償却累計額及び期末残高

	取得価額（百万円）	減価償却累計額（百万円）	期末残高（百万円）
有形固定資産			
機械装置及び運搬具	1,431	746	684
その他	272	156	116
無形固定資産	91	66	25
合計	1,794	969	825

②　未経過リース料期末残高相当額

１年内	484百万円
１年超	934
合計	1,419

③　受取リース料、減価償却費及び受取利息相当額

受取リース料	327百万円
減価償却費	288
受取利息相当額	41

④　利息相当額の算定方法

同左

(2) オペレーティングリース取引

同左

（有価証券関係）

前中間連結会計期間（平成15年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
その他有価証券			
株式	15,832	31,839	16,006
合計	15,832	31,839	16,006

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	27
(2) その他有価証券	
①　非上場株式（店頭売買株式を除く）	9,388
②　優先出資証券	5,000
③　事業団等に対する出資証券	272
(3) 子会社関連会社株式	3,235
合計	17,924

当中間連結会計期間（平成16年９月30日現在）

1　時価のある有価証券

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
その他有価証券			
株式	14,682	43,123	28,441
合計	14,682	43,123	28,441

2　時価評価されていない主な有価証券

内容	中間連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	27
(2) その他有価証券	
①　非上場株式（店頭売買株式を除く）	9,252
②　優先出資証券	5,000
③　事業団等に対する出資証券	262
(3) 子会社関連会社株式	4,374
合計	18,916

前連結会計年度（平成16年３月31日現在）

1　時価のある有価証券

区分	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
その他有価証券			
株式	15,073	38,012	22,939
合計	15,073	38,012	22,939

2　時価評価されていない主な有価証券

内容	連結貸借対照表計上額（百万円）
(1) 満期保有目的の債券	
非上場内国債券	27
(2) その他有価証券	
①　非上場株式（店頭売買株式を除く）	9,314
②　優先出資証券	5,000
③　事業団等に対する出資証券	262
(3) 子会社関連会社株式	3,220
合計	17,824

（デリバティブ取引）

前中間連結会計期間（平成15年９月30日現在）

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
通　貨	為替予約			
	売建	29,977	28,244	1,733
	買建	5,259	5,206	△52
	通貨オプション			
	売建			
	コール	46,428		
	（オプション料）	(699)	152	546
	買建			
	プット	44,659		
	（オプション料）	(718)	2,239	1,520
合計		―	―	3,749

（注）１　時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

２　デリバティブ取引の評価については、中間連結会計期間の末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても中間連結会計期間の末日現在の為替相場をもって換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

３　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。

４　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

当中間連結会計期間（平成16年９月30日現在）

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
通　貨	為替予約			
	売建	59,990	60,897	△906
	買建	887	902	14
	通貨オプション			
	売建			
	コール	24,155		
	（オプション料）	(532)	503	29
	買建			
	プット	25,855		
	（オプション料）	(601)	231	△369
合計		―	―	△1,232

（注）１　時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

２　デリバティブ取引の評価については、中間連結会計期間の末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても中間連結会計期間の末日現在の為替相場をもって換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

３　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。

４　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

前連結会計年度（平成16年３月31日現在）

デリバティブ取引の契約額等、時価及び評価損益

対象物の種類	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
通　　貨	為替予約			
	売建	86,960	83,683	3,276
	買建	4,989	4,975	△14
	通貨オプション			
	売建			
	コール	5,510		
	（オプション料）	(58)	19	39
	買建			
	プット	5,335		
	（オプション料）	(58)	84	25
合計		―	―	3,327

（注）１　時価の算定方法

為替予約取引………先物相場を使用している。

オプション取引……主たる金融機関から提示された価格によっている。

２　デリバティブ取引の評価については、連結会計年度の末日現在の時価により評価している。

なお、通貨デリバティブ取引については、ヘッジ対象となる外貨建金銭債権債務についても連結会計年度の末日現在の為替相場をもって換算を行っており、通貨デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。

３　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。

４　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	51,682	57,885	69,815	65,798	50,530	165,650	61,906	523,269	―	523,269
(2) セグメント間の内部売上高又は振替高	779	1,585	983	5,269	5,565	1,660	19,604	35,449	(35,449)	―
計	52,462	59,470	70,798	71,068	56,096	167,311	81,511	558,719	(35,449)	523,269
営業費用	48,605	57,995	68,727	70,333	61,096	169,949	80,266	556,973	(35,319)	521,654
営業利益又は営業損失(△)	3,857	1,475	2,071	734	△5,000	△2,637	1,244	1,745	(129)	1,615

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類している。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	44,471	67,599	73,459	68,170	67,463	156,489	60,060	537,715	—	537,715
(2) セグメント間の内部売上高又は振替高	507	715	830	8,803	5,654	2,531	19,729	38,772	(38,772)	—
計	44,978	68,315	74,290	76,973	73,117	159,021	79,790	576,487	(38,772)	537,715
営業費用	42,091	65,117	73,221	77,345	80,258	154,218	77,231	569,486	(38,715)	530,770
営業利益又は営業損失(△)	2,887	3,197	1,068	△372	△7,140	4,802	2,558	7,001	(56)	6,945

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類している。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

３　「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「航空宇宙事業」について売上高が18,637百万円、営業利益が1,852百万円それぞれ増加し、「ガスタービン・機械事業」について売上高が3,764百万円増加、営業損失が272百万円減少し、「プラント・環境・鉄構事業」について売上高が8,959百万円増加、営業損失が1,270百万円減少している。

前連結会計年度（平成15年４月１日から平成16年３月31日まで）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高										
(1) 外部顧客に対する売上高	94,938	120,597	173,783	136,468	191,411	318,325	124,727	1,160,252	—	1,160,252
(2) セグメント間の内部売上高又は振替高	976	2,949	1,712	14,957	12,882	3,981	42,039	79,500	(79,500)	—
計	95,915	123,547	175,496	151,426	204,294	322,307	166,766	1,239,752	(79,500)	1,160,252
営業費用	98,276	119,224	171,252	146,889	203,074	315,057	163,520	1,217,295	(79,293)	1,138,002
営業利益又は営業損失(△)	△2,360	4,322	4,243	4,536	1,219	7,249	3,246	22,457	(207)	22,249

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類している。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車(ＡＴＶ)、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

【所在地別セグメント情報】

前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	366,348	101,934	44,119	8,385	2,482	523,269	—	523,269
(2) セグメント間の内部売上高又は振替高	68,812	8,056	2,262	4,819	40	83,992	(83,992)	—
計	435,161	109,991	46,382	13,204	2,523	607,261	(83,992)	523,269
営業費用	435,660	110,870	45,651	13,513	2,472	608,168	(86,514)	521,654
営業利益又は営業損失(△)	△499	△879	730	△309	50	△906	2,522	1,615

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	401,293	81,000	40,821	11,992	2,607	537,715	—	537,715
(2) セグメント間の内部売上高又は振替高	83,699	7,555	2,032	7,728	48	101,065	(101,065)	—
計	484,992	88,556	42,854	19,721	2,656	638,780	(101,065)	537,715
営業費用	481,348	89,619	41,965	18,706	2,790	634,430	(103,660)	530,770
営業利益又は営業損失(△)	3,644	△1,063	889	1,014	△134	4,350	2,594	6,945

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、ドイツ、イギリス
アジア	インドネシア、フィリピン、韓国、タイ
その他の地域	オーストラリア、ブラジル

3　「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「日本」について売上高が31,360百万円、営業利益が3,394百万円それぞれ増加している。

前連結会計年度（平成15年４月１日から平成16年３月31日まで）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	877,221	187,215	70,950	19,755	5,107	1,160,252	―	1,160,252
(2) セグメント間の内部売上高又は振替高	182,132	15,267	4,594	13,941	87	216,023	(216,023)	―
計	1,059,354	202,482	75,545	33,697	5,195	1,376,275	(216,023)	1,160,252
営業費用	1,038,482	202,885	74,912	33,062	5,344	1,354,686	(216,684)	1,138,002
営業利益又は営業損失(△)	20,871	△402	633	635	△148	21,588	661	22,249

（注）1　国又は地域の区分は、主として地理的近接度に基づいて設定している。

2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア、ブラジル

【海外売上高】

前中間連結会計期間（平成15年４月１日から平成15年９月30日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	123,223	70,313	29,624	34,291	257,451
Ⅱ　連結売上高（百万円）	―	―	―	―	523,269
Ⅲ　連結売上高に占める海外売上高の割合（％）	23.5	13.4	5.6	6.5	49.2

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	ノルウェー、ドイツ、イギリス、オランダ、フランス
アジア	韓国、台湾、インドネシア
その他の地域	パナマ、オーストラリア、トルコ

当中間連結会計期間（平成16年４月１日から平成16年９月30日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	99,135	51,794	69,083	48,834	268,847
Ⅱ　連結売上高（百万円）	―	―	―	―	537,715
Ⅲ　連結売上高に占める海外売上高の割合（％）	18.4	9.6	12.8	9.0	49.9

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、オランダ、ドイツ、イタリア、フランス
アジア	台湾、韓国、中国、インドネシア
その他の地域	リベリア、パナマ、イラン

４　「第５　経理の状況　１　中間連結財務諸表等　(1)　中間連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴う海外売上高への影響は軽微である。

前連結会計年度（平成15年４月１日から平成16年３月31日まで）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	240,120	109,025	91,908	81,823	522,878
Ⅱ　連結売上高（百万円）	—	—	—	—	1,160,252
Ⅲ　連結売上高に占める海外売上高の割合（％）	20.6	9.3	7.9	7.0	45.0

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	ノルウェー、ドイツ、オランダ、フランス、イギリス
アジア	韓国、台湾、中国、インドネシア
その他の地域	パナマ、ブラジル、イラン

（１株当たり情報）

前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)		当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)		前連結会計年度 (平成15年４月１日から 平成16年３月31日まで)	
１株当たり純資産額	125.38円	１株当たり純資産額	134.57円	１株当たり純資産額	131.82円
１株当たり中間純損失	2.35円	１株当たり中間純利益	2.33円	１株当たり当期純利益	4.37円
なお、潜在株式調整後１株当たり中間純利益金額については、１株当たり中間純損失が計上されているため記載していない。		潜在株式調整後 １株当たり中間純利益	2.09円	潜在株式調整後 １株当たり当期純利益	4.22円

（注） １株当たり中間（当期）純利益及び中間純損失並びに潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下の通りである。

	前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	前連結会計年度 (平成15年４月１日から 平成16年３月31日まで)
１株当たり中間（当期）純利益及び中間純損失金額			
中間（当期）純利益及び中間純損失（△）(百万円)	△3,395	3,364	6,332
普通株主に帰属しない金額（百万円）	―――	―――	14
(うち利益処分による役員賞与金(百万円))	(―――)	(―――)	(14)
普通株式に係る中間（当期）純利益及び中間純損失（△）(百万円)	△3,395	3,364	6,318
普通株式の期中平均株式数(千株)	1,442,676	1,442,523	1,442,617
潜在株式調整後１株当たり中間（当期）純利益金額			
中間（当期）純利益調整額(百万円)	―――	122	357
(うち支払利息等(税額相当額控除後)(百万円))	(―――)	(122)	(357)
普通株式増加数(千株)	―――	220,959	139,027
(うち転換社債(千株))	(―――)	(77,708)	(95,866)
(うち新株予約権付社債(千株))	(―――)	(143,251)	(43,160)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	転換社債４銘柄（潜在株式数77,708千株）。これらの詳細は、「第４提出会社の状況、１ 株式等の状況、（２）新株予約権等の状況」に記載のとおり。	―――	―――

（重要な後発事象）

前中間連結会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間連結会計期間 (平成16年４月１日から 平成16年９月30日まで)	前連結会計年度 (平成15年４月１日から 平成16年３月31日まで)
当社は、平成15年11月19日開催の取締役会において、平成15年12月８日を払込期日とする新株予約権付社債（転換社債型・発行総額250億円）を発行することを決議した。 上記の詳細については、「第５　経理の状況　２　中間財務諸表等」の重要な後発事象に記載している。	――――――	当社は、平成16年５月12日開催の取締役会決議に基づき、平成16年６月16日を払込期日とする無担保普通社債（発行総額200億円）を発行した。 上記の詳細については、「第５　経理の状況　２　財務諸表等」の重要な後発事象に記載している。

(2) 【その他】

特に記載すべき事項はない。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間 (平成15年９月30日現在)			当中間会計期間 (平成16年９月30日現在)			前事業年度の要約貸借対照表 (平成16年３月31日現在)		
		金額（百万円）		構成比(%)	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
（資産の部）										
Ⅰ　流動資産										
1　現金預金			25,394			23,598			29,036	
2　受取手形	注6		3,609			2,955			1,195	
3　売掛金	注6		172,488			213,292			267,663	
4　たな卸資産			273,810			237,668			227,018	
5　繰延税金資産			11,310			9,440			7,662	
6　その他	注6,7		63,079			63,258			61,327	
貸倒引当金			△2,668			△2,688			△3,829	
流動資産合計			547,025	66.1		547,525	65.7		590,073	67.7
Ⅱ　固定資産										
1　有形固定資産	注2									
(1) 建物	注1	42,141			—			38,400		
(2) その他	注1	95,048	137,189		131,687	131,687		93,005	131,405	
2　無形固定資産			7,050			9,543			9,237	
3　投資その他の資産										
(1) 投資有価証券	注1	43,386			53,995			49,395		
(2) 関係会社株式		79,266			72,242			71,278		
(3) 繰延税金資産		327			1,830			3,923		
(4) その他	注6	15,995			20,598			19,108		
貸倒引当金		△3,614	135,359		△4,110	144,556		△3,795	139,910	
固定資産合計			279,600	33.8		285,787	34.2		280,554	32.2
資産合計			826,626	100.0		833,312	100.0		870,628	100.0

区分	注記番号	前中間会計期間（平成15年９月30日現在） 金額（百万円）		構成比（%）	当中間会計期間（平成16年９月30日現在） 金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成16年３月31日現在） 金額（百万円）		構成比（%）
（負債の部）										
Ⅰ 流動負債										
1 支払手形	注6		27,492			31,142			31,836	
2 買掛金	注6		150,702			174,384			194,625	
3 短期借入金	注1,6		100,400			92,938			102,627	
4 前受金			112,107			73,662			86,883	
5 賞与引当金			9,634			6,367			7,818	
6 保証工事引当金			156			222			250	
7 事業構造改善費用引当金			1,212			—			—	
8 その他										
(1) 一年内に償還予定の社債及び転換社債		30,000			19,609			20,000		
(2) その他	注6,7	31,319	61,319		33,216	52,825		45,085	65,085	
流動負債合計			463,025	56.0		431,542	51.7		489,127	56.1
Ⅱ 固定負債										
1 社債			70,000			80,000			70,000	
2 転換社債			41,286			31,677			41,286	
3 新株予約権付社債			—			50,000			25,000	
4 長期借入金	注1		68,195			46,722			52,535	
5 退職給付引当金			22,601			28,784			26,210	
6 役員退職慰労引当金			240			261			305	
7 その他	注6		2,900			1,589			2,003	
固定負債合計			205,224	24.8		239,035	28.6		217,340	24.9
負債合計			668,250	80.8		670,578	80.4		706,468	81.1

区分	注記番号	前中間会計期間（平成15年9月30日現在）			当中間会計期間（平成16年9月30日現在）			前事業年度の要約貸借対照表（平成16年3月31日現在）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（資本の部）										
Ⅰ 資本金	注3		81,427	9.8		81,427	9.7		81,427	9.3
Ⅱ 資本剰余金										
1 資本準備金		37,577			29,204			29,204		
2 その他資本剰余金		—			1			0		
資本剰余金合計			37,577	4.5		29,205	3.5		29,204	3.3
Ⅲ 利益剰余金										
1 任意積立金		7,555			8,257			7,555		
2 中間(当期)未処分利益		22,666			27,819			33,013		
利益剰余金合計			30,221	3.6		36,077	4.3		40,569	4.6
Ⅳ その他有価証券評価差額金			9,222	1.1		16,113	1.9		13,038	1.4
Ⅴ 自己株式	注4		△73	△0.0		△88	△0.0		△79	△0.0
資本合計			158,376	19.1		162,734	19.5		164,160	18.8
負債・資本合計			826,626	100.0		833,312	100.0		870,628	100.0

② 【中間損益計算書】

		前中間会計期間 (平成15年4月1日から 平成15年9月30日まで)			当中間会計期間 (平成16年4月1日から 平成16年9月30日まで)			前事業年度の 要約損益計算書 (平成15年4月1日から 平成16年3月31日まで)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高	注1,2		297,370	100.0		357,843	100.0		782,550	100.0
Ⅱ 売上原価			272,531	91.6		335,605	93.7		701,724	89.6
売上総利益			24,838	8.3		22,237	6.2		80,825	10.3
Ⅲ 販売費及び一般管理費	注3		30,605	10.2		24,729	6.9		63,309	8.0
営業損失(△)又は営業利益			△5,767	△1.9		△2,491	△0.6		17,515	2.2
Ⅳ 営業外収益										
1 受取利息	注2	501			430			955		
2 受取配当金	注2	1,783			1,331			3,718		
3 その他		1,204	3,489	1.1	2,437	4,199	1.1	878	5,551	0.7
Ⅴ 営業外費用										
1 支払利息		1,151			1,044			2,322		
2 社債利息		1,252			1,114			2,392		
3 為替差損		925			—			2,867		
4 その他		1,215	4,544	1.5	2,010	4,169	1.1	4,754	12,337	1.5
経常損失(△)又は経常利益			△6,822	△2.2		△2,461	△0.6		10,730	1.3
Ⅵ 特別利益										
子会社株式売却益	注4	1,105			—			1,105		
固定資産売却益	注5	—	1,105	0.3	—	—	—	1,045	2,150	0.2
Ⅶ 特別損失										
子会社整理損失		—			—			682		
工場閉鎖に係る損失		—	—	—	—	—	—	1,206	1,889	0.2
税引前中間純損失(△)又は税引前当期純利益			△5,717	△1.9		△2,461	△0.6		10,991	1.4
法人税、住民税及び事業税	注7	△2,279			△855			10,024		
法人税等調整額		—	△2,279	△0.7	—	△855	△0.2	△5,941	4,082	0.5
中間純損失(△)又は当期純利益			△3,438	△1.1		△1,606	△0.4		6,908	0.8
前期繰越利益			10,107			29,426			10,107	
利益準備金取崩額			15,997			—			15,997	
中間(当期)未処分利益			22,666			27,819			33,013	

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (平成15年4月1日から 平成15年9月30日まで)	当中間会計期間 (平成16年4月1日から 平成16年9月30日まで)	前事業年度 (平成15年4月1日から 平成16年3月31日まで)
1　資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 中間決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。 (2) たな卸資産 個別法及び移動平均法による原価法により評価している。 (3) デリバティブ取引により生じる正味の債権債務 時価法により評価している。	1　資産の評価基準及び評価方法 (1) 有価証券 同左 (2) たな卸資産 同左 (3) デリバティブ取引により生じる正味の債権債務 同左	1　資産の評価基準及び評価方法 (1) 有価証券 ①子会社株式及び関連会社株式 移動平均法による原価法により評価している。 ②その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。 (2) たな卸資産 同左 (3) デリバティブ取引により生じる正味の債権債務 同左
2　固定資産の減価償却の方法 (1) 有形固定資産 定率法により償却している。 ただし、平成10年4月1日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 (2) 無形固定資産 定額法により償却している。	2　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左	2　固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左
3　引当金の計上基準 (1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。 (2) 賞与引当金 当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。 (3) 保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 同左 (3) 保証工事引当金 同左	3　引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 同左 (3) 保証工事引当金 同左

<table>
<tr><th>前中間会計期間
(平成15年4月1日から
平成15年9月30日まで)</th><th>当中間会計期間
(平成16年4月1日から
平成16年9月30日まで)</th><th>前事業年度
(平成15年4月1日から
平成16年3月31日まで)</th></tr>
<tr><td>(4) 事業構造改善費用引当金
前事業年度から実施している鉄構事業の生産拠点集約により当下半期以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。</td><td>――――――</td><td>――――――</td></tr>
<tr><td>(5) 退職給付引当金
従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産（退職給付信託）の見込額に基づき当中間期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額の1/2を当中間期に費用処理している。
また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。</td><td>(5) 退職給付引当金
同左</td><td>(5) 退職給付引当金
従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当事業年度末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。
また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。</td></tr>
<tr><td>(6) 役員退職慰労引当金
役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。</td><td>(6) 役員退職慰労引当金
同左</td><td>(6) 役員退職慰労引当金
同左</td></tr>
<tr><td>4 外貨建の資産及び負債の本邦通貨への換算基準
改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会 平成11年10月22日））によっている。</td><td>4 外貨建の資産及び負債の本邦通貨への換算基準
同左</td><td>4 外貨建の資産及び負債の本邦通貨への換算基準
同左</td></tr>
<tr><td>5 リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>5 リース取引の処理方法
同左</td><td>5 リース取引の処理方法
同左</td></tr>
<tr><td>6 ヘッジ会計の方法
(1) ヘッジ会計の方法
繰延ヘッジ処理を採用している。</td><td>6 ヘッジ会計の方法
(1) ヘッジ会計の方法
同左</td><td>6 ヘッジ会計の方法
(1) ヘッジ会計の方法
同左</td></tr>
<tr><td>(2) ヘッジ手段とヘッジ対象<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨スワップ</td><td>外貨建金銭債権・債務等（予定取引を含む）</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table></td><td>(2) ヘッジ手段とヘッジ対象<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨オプション</td><td>外貨建金銭債権・債務等（予定取引を含む）</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table></td><td>(2) ヘッジ手段とヘッジ対象<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨スワップ</td><td>外貨建金銭債権・債務等（予定取引を含む）</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table></td></tr>
</table>

前中間会計期間 (平成15年4月1日から 平成15年9月30日まで)	当中間会計期間 (平成16年4月1日から 平成16年9月30日まで)	前事業年度 (平成15年4月1日から 平成16年3月31日まで)
(3) ヘッジ方針 社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 (4) ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。 7 その他中間財務諸表作成のための重要な事項 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっている。	(3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左 7 その他中間財務諸表作成のための重要な事項 消費税等の会計処理 同左	(3) ヘッジ方針 同左 (4) ヘッジ有効性評価の方法 同左 7 その他財務諸表作成のための重要な事項 消費税等の会計処理 同左

会計方針の変更

前中間会計期間 (平成15年4月1日から 平成15年9月30日まで)	当中間会計期間 (平成16年4月1日から 平成16年9月30日まで)	前事業年度 (平成15年4月1日から 平成16年3月31日まで)
――――――	従来、当社は、工事進行基準の適用対象について「工期1年超、請負金額50億円以上(の請負工事)」としていたが、当中間会計期間より、「工期1年超、請負金額30億円以上(の請負工事)」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が31,360百万円増加し、営業損失・経常損失・税引前中間純損失がそれぞれ3,394百万円減少している。	――――――

表示方法の変更

前中間会計期間 (平成15年4月1日から 平成15年9月30日まで)	当中間会計期間 (平成16年4月1日から 平成16年9月30日まで)
(中間貸借対照表関係) 前中間会計期間において有形固定資産の「その他」に含めて表示していた「建物」については、資産総額の百分の五超となったため、当中間会計期間より区分掲記している。 なお、前中間会計期間の「建物」の金額は47,099百万円である。	(中間貸借対照表関係) 有形固定資産の「建物」は、総資産額の百分の五以下となったため、有形固定資産の「その他」に含めて表示している。 なお、有形固定資産の「その他」に含まれている「建物」の金額は40,109百万円である。

追加情報

前中間会計期間 (平成15年4月1日から 平成15年9月30日まで)	当中間会計期間 (平成16年4月1日から 平成16年9月30日まで)	前事業年度 (平成15年4月1日から 平成16年3月31日まで)
平成15年4月1日付で株式交換により完全子会社となった日本飛行機株式会社は、平成15年5月、過年度の防衛庁との取引に関し、過大請求の事実が判明したため、同庁に対し補正の申し出を行なった。 補正額については現在調査中であり、当中間会計期間末においては見積り不能であるため、当中間会計期間においては株式交換日の直前期末日現在の同社純資産簿価に基づき株式交換の会計処理を行ない、関係会社株式が12,967百万円、資本準備金が12,895百万円それぞれ増加したが、補正額が確定すれば、この処理を修正する予定である。	――――――	日本飛行機株式会社が平成15年4月1日付けで株式交換により当社の完全子会社となったため、株式交換日における同社純資産額に基づき株式交換の会計処理を行い、関係会社株式が4,594百万円、資本準備金が4,521百万円それぞれ増加している。

注記事項

(中間貸借対照表関係)

前中間会計期間 (平成15年9月30日現在)	当中間会計期間 (平成16年9月30日現在)	前事業年度 (平成16年3月31日現在)
1 担保について 担保に供している資産は次のとおりである。 (1) 有形固定資産のうち建物 147百万円 (2) 有形固定資産のうち土地 527百万円 (3) 投資有価証券 30百万円 担保付債務は次のとおりである。 短期借入金 3,032百万円 長期借入金 5,737 計 8,769	1 担保について 担保に供している資産は次のとおりである。 (1) 有形固定資産のうち建物 135百万円 (2) 有形固定資産のうち土地 527百万円 (3) 投資有価証券 30百万円 担保付債務は次のとおりである。 短期借入金 950百万円 長期借入金 3,965 計 4,915	1 担保について 下記の資産については短期借入金3,800百万円、長期借入金4,537百万円の担保に供されている。 (1) 有形固定資産のうち建物 141百万円 (2) 有形固定資産のうち土地 527百万円 (3) 投資有価証券 30百万円
2 有形固定資産に対する減価償却累計額は、359,260百万円である。	2 有形固定資産に対する減価償却累計額は、353,858百万円である。	2 有形固定資産に対する減価償却累計額は、351,791百万円である。
3 株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。	3 株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。	3 株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。
4 自己株式 当社が保有する自己株式の数は、普通株式705千株である。	4 自己株式 当社が保有する自己株式の数は、普通株式798千株である。	4 自己株式 当社が保有する自己株式の数は、普通株式745千株である。

前中間会計期間 (平成15年９月30日現在)	当中間会計期間 (平成16年９月30日現在)	前事業年度 (平成16年３月31日現在)
5　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,399百万円 ㈱ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,414 その他３社　452 計　6,870 (2) 関係会社銀行借入金等 ㈱川崎造船　13,121百万円 南通中遠川崎船舶工程有限公司　11,642 ㈱川重ガスタービン研究所　8,735 ㈱カワサキプレシジョンマシナリ　5,011 Kawasaki Motors Europe N.V.　4,326 Kawasaki Motors Enterprise (Thailand)Co., Ltd.　3,158 その他６社　5,197 計　51,192 (3) 従業員住宅資金の銀行借入金　4,118百万円 (4) 合計　62,181百万円	5　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,533百万円 ㈱ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,236 その他４社　416 計　6,789 (2) 関係会社銀行借入金等 ㈱川崎造船　31,165百万円 日本飛行機㈱　9,955 南通中遠川崎船舶工程有限公司　9,228 ㈱川重ガスタービン研究所　7,309 Kawasaki Motors Europe N.V.　4,930 その他８社　7,785 計　70,374 (3) 従業員住宅資金の銀行借入金　3,272百万円 (4) 合計　80,436百万円	5　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,399百万円 ㈱ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,343 その他２社　404 計　6,750 (2) 関係会社銀行借入金等 ㈱川崎造船　22,578百万円 日本飛行機㈱　12,495 南通中遠川崎船舶工程有限公司　9,916 ㈱川重ガスタービン研究所　8,054 Kawasaki Motors Europe N.V.　5,664 Kawasaki Motors Enterprise (Thailand)Co., Ltd.　2,091 その他７社　6,442 計　67,243 (3) 従業員住宅資金の銀行借入金　3,724百万円 (4) 合計　77,718百万円
――――――	――――――	6　関係会社に係る注記 受取手形及び売掛金　113,797百万円 短期貸付金　28,972百万円 その他の資産合計　11,906百万円 支払手形及び買掛金　52,841百万円 短期借入金　11,901百万円 その他の負債合計　12,918百万円
7　未収消費税等は、流動資産の「その他」に含めて表示している。	7　同左	7　未収消費税等は、流動負債の「その他」に含めて表示している。

前中間会計期間 (平成15年９月30日現在)	当中間会計期間 (平成16年９月30日現在)	前事業年度 (平成16年３月31日現在)
――――――	――――――	8　配当制限 (1) 平成６年８月10日発行の第５回無担保転換社債については、当該転換社債の管理委託契約により次のとおり配当の制限を受けている。 当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当（中間配当を含む）累計額が、監査済の損益計算書（財務諸表等規則による）に示される経常損益から法人税及び住民税を控除した額の累計額に100億円を加えた額を超えることとなるような配当（中間配当を含む）を行わない。この場合、平成７年４月１日以降の中間配当は各直前決算期の配当とみなす。但し、株式分割についてはこの限りではない。 (2) 商法施行規則第124条第３号の規定により、配当に充当することが制限されている金額は13,038百万円である。

（中間損益計算書関係）

前中間会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間会計期間 (平成16年４月１日から 平成16年９月30日まで)	前事業年度 (平成15年４月１日から 平成16年３月31日まで)
1　当社の売上高は、通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	1　当社の事業特性として、上半期に比べ下半期に完成する工事の割合が大きいため、事業年度の上半期の売上高と下半期の売上高との間に著しい相違があり、上半期と下半期の業績に季節的変動がある。	――――――
――――――	――――――	2　関係会社に係る注記 売上高　270,127百万円 受取利息　723百万円 受取配当金　3,126百万円
――――――	――――――	3　一般管理費及び当期製造費用に含まれる研究開発費は12,697百万円である。
4　子会社株式売却益は、川重防災工業㈱の株式売却益である。	――――――	4　子会社株式売却益は、川重防災工業㈱株式の一部売却によるものである。
――――――	――――――	5　固定資産売却益は、社宅跡地等の売却によるものである。
6　減価償却実施額 (1) 有形固定資産　7,370百万円 (2) 無形固定資産　887百万円	6　減価償却実施額 (1) 有形固定資産　7,187百万円 (2) 無形固定資産　1,340百万円	6　減価償却実施額 (1) 有形固定資産　16,054百万円 (2) 無形固定資産　2,003百万円
7　当中間会計期間における税金費用については、簡便法により計算しているため、法人税等調整額は「法人税、住民税及び事業税」に含めて表示している。	7　同左	――――――

（リース取引関係）

前中間会計期間
（平成15年４月１日から平成15年９月30日まで）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産	18,202	8,095	10,107
無形固定資産	931	286	644
合計	19,133	8,381	10,751

(2) 未経過リース料中間期末残高相当額

１年内	3,280百万円
１年超	7,662
合計	10,943

(3) 当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,880百万円
減価償却費相当額	1,769
支払利息相当額	120

(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっている。

(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。

2　オペレーティング・リース取引
該当取引なし。

当中間会計期間
（平成16年４月１日から平成16年９月30日まで）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
有形固定資産	18,627	8,268	10,359
無形固定資産	990	481	509
合計	19,618	8,750	10,868

(2) 未経過リース料中間期末残高相当額

１年内	3,116百万円
１年超	7,942
合計	11,058

(3) 当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,819百万円
減価償却費相当額	1,712
支払利息相当額	108

(4) 減価償却費相当額の算定方法
同左

(5) 利息相当額の算定方法
同左

2　オペレーティング・リース取引
同左

前事業年度
（平成15年４月１日から平成16年３月31日まで）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
有形固定資産			
機械装置	9,550	3,869	5,681
工具器具備品	8,118	4,423	3,695
その他	108	48	59
無形固定資産	932	364	567
合計	18,711	8,706	10,005

(2) 未経過リース料期末残高相当額

１年内	3,101百万円
１年超	7,095
合計	10,196

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,697百万円
減価償却費相当額	3,477
支払利息相当額	235

(4) 減価償却費相当額の算定方法
同左

(5) 利息相当額の算定方法
同左

2　オペレーティング・リース取引
同左

（有価証券関係）

前中間会計期間（平成15年９月30日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	635	5,308	4,673
関連会社株式	1,104	2,151	1,047
合計	1,739	7,460	5,721

当中間会計期間（平成16年９月30日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	635	6,531	5,896
関連会社株式	1,104	2,065	961
合計	1,739	8,596	6,857

前事業年度（平成16年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	635	6,705	6,070
関連会社株式	1,104	2,141	1,037
合計	1,739	8,847	7,108

（１株当たり情報）

中間連結財務諸表を作成しているため、記載を省略している。

（重要な後発事象）

前中間会計期間 (平成15年４月１日から 平成15年９月30日まで)	当中間会計期間 (平成16年４月１日から 平成16年９月30日まで)	前事業年度 (平成15年４月１日から 平成16年３月31日まで)
平成15年11月19日開催の取締役会において、新株予約権付社債を発行することを決議した。 発行条件は以下の通りである。 2010年満期ユーロ円建転換社債型新株予約権付社債 (1)発行日　平成15年12月８日 (2)発行総額　250億円 (3)発行価額　額面100円につき金102.5円 (4)利率　額面金額の年0.000% (5)行使金額　１株につき182円 (6)新株予約権の行使請求期間　平成15年12月22日から平成22年９月16日まで (7)償還期限　平成22年９月30日 (8)担保　無担保 (9)資金使途　設備資金及び社債償還資金に充当 (10)募集方法　公募	―――	平成16年５月12日開催の取締役会決議に基づき、以下のとおり普通社債を発行した。 1　第25回無担保普通社債 (1)発行日　平成16年６月16日 (2)発行総額　100億円 (3)発行価額　額面100円につき金100円 (4)利率　額面金額の年1.07% (5)償還期限　平成21年６月16日 (6)担保　無担保 (7)資金使途　社債償還資金に充当 (8)募集方法　公募 2　第26回無担保普通社債 (1)発行日　平成16年６月16日 (2)発行総額　100億円 (3)発行価額　額面100円につき金100円 (4)利率　額面金額の年1.60% (5)償還期限　平成23年６月16日 (6)担保　無担保 (7)資金使途　社債償還資金に充当 (8)募集方法　公募

(2)　【その他】

当社は、平成16年８月31日開催の取締役会において、平成17年４月１日をもって、当社のプラント事業を会社分割により分社独立させる方針を決定した。概要は以下のとおり。

①分割の目的

当社のプラント事業は、1960年代より、製鉄・セメント・化学・発電等の分野で、社会資本や産業基盤の整備に資する事業として世界的に展開し、当社の中核事業の一翼を担ってきた。しかし、ここ数年は国内外での熾烈な価格競争に晒され、業績の低迷を余儀なくされている。

そこで、プラント事業について、事業の選択と集中を加速し、収益性が高く競争優位にある製品に絞り込んで事業運営を行うとともに、今後成長の見込める環境保全・リサイクル分野での新製品投入・市場開拓に経営資源を重点配分することとし、これと併行して、機動的な事業運営と効率的な経営を追求することで、同事業の体質転換を図り、安定した経営基盤を早期に構築するため、同事業を分社独立することとした。

②分割の方法及び分割に係る契約の内容

(a)分割方法

当社を分割会社とし、川重プラント株式会社を承継会社とする分社型吸収分割とする。

(b)分割契約の内容（予定）

分社の対象となる事業	セメントプラント、化学プラント、ボイラ・発電プラント、資源リサイクルプラント等の設計・製造・据付・修理等の事業（プラント・環境・鉄構カンパニーのプラントビジネスセンターが所掌する事業）
分社の時期	平成17年４月１日
分社後の承継会社の純資産	約100億円

③分割により当社から営業を承継する会社の名称、住所、代表者の氏名、資本金の額及び事業の内容

商号	川重プラント株式会社
本店所在地	神戸市中央区
代表者	取締役社長　林 敏和
資本金	40百万円 （平成16年３月31日現在。当社100％出資）
事業の内容	プラント機器・機械の設計・製造・据付等

なお、その他の具体的な諸条件については、今後決定していく予定である。

第６ 【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1) 有価証券報告書及びその添付書類	平成15年度	自 平成15年４月１日 至 平成16年３月31日	平成16年６月29日 関東財務局長に提出。
(2) 有価証券報告書の訂正報告書	平成15年度	自 平成15年４月１日 至 平成16年３月31日	平成16年７月14日 関東財務局長に提出。
(3) 臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第９号（提出会社の代表取締役の異動）の規定に基づく臨時報告書		平成16年４月２日 関東財務局長に提出。
	企業内容等の開示に関する内閣府令第19条第２項第７号（当社プラント事業の会社分割による分社独立の方針決定）及び第19条第２項第９号（提出会社の代表取締役の異動）の規定に基づく臨時報告書		平成16年８月31日 関東財務局長に提出。
	企業内容等の開示に関する内閣府令第19条第２項第１号（有価証券の発行）の規定に基づく臨時報告書		平成16年９月２日 関東財務局長に提出。
(4) 臨時報告書の訂正報告書	平成16年９月２日関東財務局長に提出の臨時報告書（有価証券の発行）に係る訂正報告書		平成16年９月３日 関東財務局長に提出。
	平成16年９月２日関東財務局長に提出の臨時報告書（有価証券の発行）に係る訂正報告書		平成16年９月８日 関東財務局長に提出。
(5) 訂正発行登録書	平成15年10月22日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書		平成16年４月２日 平成16年６月29日 平成16年７月14日 平成16年８月31日 平成16年９月２日 平成16年９月３日 平成16年９月８日 平成16年11月25日 関東財務局長に提出。
(6) 発行登録追補書類及びその添付書類			平成16年６月３日 近畿財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項なし。

独立監査人の中間監査報告書

平成15年11月25日

川崎重工業株式会社
　取締役会　御中

朝日監査法人

代表社員	公認会計士	中　谷　紀　之　㊞
代表社員 関与社員	公認会計士	黒　崎　　　寛　㊞
代表社員 関与社員	公認会計士	橘　　　和　良　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間(平成15年４月１日から平成15年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、川崎重工業株式会社及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成15年４月１日から平成15年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成16年11月25日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中谷　紀之	㊞
指定社員 業務執行社員	公認会計士	黒崎　寛	㊞
指定社員 業務執行社員	公認会計士	橘　和良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、川崎重工業株式会社及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は工事進行基準の適用対象を変更した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成15年11月25日

川崎重工業株式会社
　取締役会　御中

朝日監査法人

代表社員	公認会計士	中谷紀之	㊞
代表社員 関与社員	公認会計士	黒崎　寛	㊞
代表社員 関与社員	公認会計士	橘　和良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成15年４月１日から平成16年３月31日までの第181期事業年度の中間会計期間（平成15年４月１日から平成15年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、川崎重工業株式会社の平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成15年４月１日から平成15年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

独立監査人の中間監査報告書

平成16年11月25日

川崎重工業株式会社
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中	谷	紀	之	㊞
指定社員 業務執行社員	公認会計士	黒	崎		寛	㊞
指定社員 業務執行社員	公認会計士	橘		和	良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成16年４月１日から平成17年３月31日までの平成16年度の中間会計期間（平成16年４月１日から平成16年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、川崎重工業株式会社の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成16年４月１日から平成16年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

会計方針の変更に記載されているとおり、会社は工事進行基準の適用対象を変更した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

EXHIBIT 3

(Brief description)

Semi-Annual Securities Report dated November 25, 2004

Semi-Annual Securities Report for the period from April 1st, 2004 to September 30th, 2004, describing the Corporation's capital, management, business, financial statements for the six months and other matters concerning the Corporation.

[Contents]

EXHIBIT 4

(Summary Translation)

The 182th Business Term Semi-Annual Business Report (from April 1, 2004 to September 30, 2004)

[Greetings]

[Outline of Business]

Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery

[Financial Results]

[Interim Consolidated Financial Statements for six months ended September 30, 2004]

[Interim Non-Consolidated Financial Statements for six months ended September 30, 2004]

[Corporate Data]

Date of Foundation
Paid-in Capital
Number of Employees
Head Office
Board of Directors
Major Subsidiaries and Affiliates
Number of Shares Outstanding
Number of Shareholders
Major Shareholders